David T. Zhang
Direct Dial: +852-2912-2503
david.zhang@lw.com

LATHAM & WATKINS LLP

International Law Firm
瑞生國際律師行 (有限責任合夥)

20th Floor, Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Tel: (852) 2522-7886 Fax: (852) 2522-7006
www.lw.com
香港德輔道中4號渣打銀行大廈20樓

FIRM / AFFILIATE OFFICES
[redacted]

04035177

London
Los Angeles
Milan
Moscow
San Francisco
Silicon Valley
Singapore
Tokyo
Washington, D.C.

June 29, 2004

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

SUPPL

Re: Jiangsu Expressway Company Limited – File No. 82-34677

Dear Sir or Madam:

On behalf of Jiangsu Expressway Company Limited (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing herewith copies of additional documents to be furnished to the Securities and Exchange Commission (the "Commission") that the Company made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders since our last submission dated December 11, 2002, and a revised index of exhibits listing all the documents that have been so furnished.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the foregoing, please contact the undersigned in the Hong Kong office of Latham & Watkins LLP by telephone at (852) 2912 2503 or by facsimile at (852) 2522 7006.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, stamped, self-addressed envelope.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Very truly yours,

David T. Zhang
of LATHAM & WATKINS LLP

Enclosures

cc (w/o encl.): Mr. Yong Jia Yao
Jiangsu Expressway Company Limited

Janet Cheung, Esq.
Richards Butler

David T. Zhang
Direct Dial: +852-2912-2503
david.zhang@lw.com

LATHAM & WATKINS LLP

International Law Firm
瑞生國際律師行 (有限責任合夥)

20th Floor, Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Tel: (852) 2522-7886 Fax: (852) 2522-7006
www.lw.com
香港德輔道中4號渣打銀行大廈20樓

FIRM / AFFILIATE OFFICES
Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

June 29, 2004

JUL - 1 2004

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

Re: Jiangsu Expressway Company Limited – File No. 82-34677

Dear Sir or Madam:

On behalf of Jiangsu Expressway Company Limited (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing herewith copies of additional documents to be furnished to the Securities and Exchange Commission (the "Commission") that the Company made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders since our last submission dated December 11, 2002, and a revised index of exhibits listing all the documents that have been so furnished.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the foregoing, please contact the undersigned in the Hong Kong office of Latham & Watkins LLP by telephone at (852) 2912 2503 or by facsimile at (852) 2522 7006.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, stamped, self-addressed envelope.

Very truly yours,

David T. Zhang
of LATHAM & WATKINS LLP

Enclosures

cc (w/o encl.): Mr. Yong Jia Yao
Jiangsu Expressway Company Limited

Janet Cheung, Esq.
Richards Butler

INDEX TO EXHIBITS

Listed below are all exhibits made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders of the Company since January 1, 2001. Exhibits 29 through 31, and 33 through 47 are furnished herewith. Exhibits 1 through 28, (possibly Exhibits 29 through 31) and Exhibit 32 were previously furnished to the Commission before or on December 11, 2002.

Exhibit Number	Exhibit
1.	Notice of Special General Meeting dated February 20, 2001
2.	Announcement of the results of the Special General Meeting dated April 9, 2001
3.	Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2000 dated April 11, 2001
4.	Announcement of the intention of the Company to acquire equity interests in Suzhou Sujiahang Expressway Company Limited dated April 12, 2001
5.	Announcement of the resolutions passed by the Seventh Session of the Third Board of Directors Meeting held on April 11, 2001 dated April 12, 2001
6.	Notice of Annual General Meeting dated April 12, 2001
7.	Annual Report for 2000 dated April 12, 2001
8.	Teletext announcement on exceptional price & turnover movement dated May 21, 2001
9.	Announcement of the resolutions passed at 2000 Annual General Meeting dated June 8, 2001
10.	Announcement of the extension of book close period dated June 8, 2001
11.	Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
12.	Announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
13.	Teletext announcement to clarify a reclassification of item in the teletext summary announcement of August 21, 2001 dated August 22, 2001
14.	Announcement of the Eighth Session of the Third Board of Directors Meeting dated August 21, 2001
15.	Announcement on a connected transaction – acquisition of 8.8% interest in Yangtze Bridge Company – dated September 4, 2001

16. Interim Report for the six months ended June 30, 2001 dated August 21, 2001

17. Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

18. Announcement of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

19. Announcement of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 8, 2002

20. Notice of Annual General Meeting, dated April 8, 2002 (together with an Introduction to the proposed directors, including independent directors, and Supervisors to be appointed at the Annual General Meeting), and Announcement of the resolutions passed by the Ninth Session of the Third Board of Directors Meeting held on April 8, 2002, dated April 8, 2002 (together with declarations made by the nominator of the independent directors of the Company and declaration of independence by the proposed independent directors to be appointed at the Annual General Meeting)

21. Circular of a connected transaction - acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 26, 2002

22. Announcement of the First Quarter Results of 2002 dated April 29, 2002

23. Announcement in respect of the dispatch of Annual Report, connected transaction circular and a circular setting out the proposed amendments to its Articles of Association and the proposed rules and bye-laws to be adopted in the Annual General Meeting and related documents dated April 29, 2002

24. Circular on the proposed amendments to the Articles of Association of the Company, adoption of procedural rules and bye-laws and election by H Share shareholders of form of financial information dated April 29, 2002

25. Annual Report for 2001 dated April 8, 2002

26. Announcement of the resolutions of 2001 Annual General Meeting dated May 28, 2002

27. Announcement regarding connected transaction – investment of equity interests in Jiangsu Zulin – dated May 28, 2002

28. Announcement regarding connected transaction – independent financial opinion of Huatai Securities Limited on investment of equity investments in Jiangsu Zulin – dated May 29, 2002

29. Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

30. Announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

Exhibit 29

Listed Companies Information

JIANGSU EXPRESS<00177> - Results Announcement (Summary)

Jiangsu Expressway Company Limited announced on 15/8/2002:
(stock code: 177)
Year end date: 31/12/2002
Currency: RMB
Auditors' Report: N/A
Review of Interim Report by: Audit Committee

	(Unaudited) Current Period from 1/1/2002 to 30/6/2002 ('000)	(Unaudited) Last Corresponding Period from 1/1/2001 to 30/6/2001 ('000)
Turnover	: 1,025,672	826,956
Profit/(Loss) from Operations	: 622,031	452,638
Finance income, net	: 6,870	7,687
Share of Profit/(Loss) of Associates	: 24,977	5,652
Share of Profit/(Loss) of Jointly Controlled Entities	: -	-
Profit/(Loss) after Tax & MI	: 429,927	393,508
% Change over Last Period	: +9.25%	
EPS/(LPS)-Basic	: RMB0.0853	RMB0.0781
-Diluted	: N/A	N/A
Extraordinary (ETD) Gain/(Loss)	: -	-
Profit/(Loss) after ETD Items	: 429,927	393,508
Interim Dividend per H Share	: NIL	NIL
(Specify if with other options)	: -	-
B/C Dates for Interim Dividend	: -	
Payable Date	: -	
B/C Dates for (-) General Meeting	: -	
Other Distribution for Current Period	: -	
B/C Dates for Other Distribution	: -	

Exhibit 30

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

2002 Interim Results Announcement

I. INTERIM RESULTS

The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") is pleased to announce the financial position and the condensed consolidated financial statements on the operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2002 which have been prepared in accordance with International Accounting Standards ("IAS") and which have been reviewed by the Audit Committee of the Board of Directors of the Company, together with comparative figures for the corresponding period in 2001 as follows:

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF 30TH JUNE, 2002

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2002
(With comparatives for the six months ended 30th June, 2001)

	For the six months ended 30th June, 2002 (unaudited) RMB'000	2001 (unaudited) RMB'000
Revenues, net	1,025,672	826,956
Operating cost	(381,384)	(351,110)
Gross profit	644,288	475,846
Administrative expenses	(30,821)	(27,760)
Other revenue from operations	8,564	4,552
Profit from operations	622,031	452,638
Finance income	6,870	7,687
Share of profits from investments under equity method	24,977	5,652
Profit before taxation and minority interests (Note 3)	653,878	465,977
Income tax expense (Note 4)	(214,743)	(65,426)
Profit after taxation but before minority interests	439,135	400,551
Minority interests	(9,208)	(7,043)
Net profit for the period	429,927	393,508
Dividends (Note 5)	629,718	453,397
Earnings per share (Note 6)		
— Basic	RMB0.0853	RMB0.0781
— Diluted	Not applicable	Not applicable

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF 30TH JUNE, 2002
(With comparatives as of 31st December, 2001)

	As of 30th June, 2002 (unaudited) RMB'000	As of 31st December, 2001 (audited) RMB'000
ASSETS		
Non-current assets		
Property, plant and equipment	9,767,595	9,993,191
Land use rights	1,594,474	1,510,236
Investment in associates	1,055,861	702,172
Long-term receivable, net of current portion	—	73,157
Intangible assets	113,963	79,155
Total non-current assets	12,531,893	12,367,931
Current assets		
Inventories	7,900	5,815
Due from related parties	1,207	997
Prepaid tax	—	3,482
Prepayments and other receivables (Note 8)	123,332	56,615
Current portion of long-term receivable	77,112	7,910
Short-term investments	100,000	116,311
Cash and cash equivalents	655,698	775,623
Total current assets	965,539	966,753
TOTAL ASSETS	13,497,432	13,334,684
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital (Note 9)	5,037,748	5,037,748
Reserves (Note 7)	7,265,995	7,465,786
Total shareholders' equity	12,303,743	12,503,534
Minority interests	388,053	378,843
Non-current liabilities		
Long-term bank loans, non-current portion	64,902	50,313
Deferred tax liabilities	17,464	14,351
Total non-current liabilities	82,366	64,664
Current liabilities		
Short-term bank loans	330,000	210,000
Current portion of long-term bank loans	6,821	4,703
Payables on construction projects	39,454	68,041
Other payables	78,359	92,328
Provision for tax	46,748	—
Dividends payable	221,888	12,669
Total current liabilities	723,270	387,641
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	13,497,432	13,334,684

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2002
(With comparatives for the six months ended 30th June, 2001)

	For the six months ended 30th June, 2002 (unaudited) RMB'000	2001 (unaudited) RMB'000
Net Cash inflow from operating activities	625,412	493,394
Net cash outflow from investing activities	(575,322)	(214,676)
Net cash outflow from financing activities	(286,326)	(509,119)
Decrease in cash and cash equivalents	(236,236)	(230,401)
Cash and cash equivalents, beginning of period	891,934	970,993
Cash and cash equivalents, end of period	655,698	740,592

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30TH JUNE, 2002
(With comparatives for the six months ended 30th June, 2001)

From 1st January to 30th June 2002 (unaudited)

	Share capital RMB'000	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Unappropriated profit RMB'000	Total RMB'000
Balance as at 1st January 2002	5,037,748	5,730,454	293,780	146,891	1,294,661	12,503,534
Dividends declared after 31st December 2001	—	—	—	—	(629,718)	(629,718)
Consolidated profit after taxation and minority interests	—	—	—	—	429,927	429,927
Balance as at 30th June 2002	5,037,748	5,730,454	293,780	146,891	1,094,870	12,303,743

From 1st January to 30th June 2001 (unaudited)

	Share capital RMB'000	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Unappropriated profit RMB'000	Total RMB'000
Balance as at 1st January 2001	5,037,748	5,730,454	215,694	107,848	1,023,947	12,115,691
Dividends declared after 31st December 2000	—	—	—	—	(453,397)	(453,397)
Consolidated profit after taxation and minority interests	—	—	—	—	393,508	393,508
Balance as at 30th June 2001	5,037,748	5,730,454	215,694	107,848	964,058	12,055,802

JIANGSU EXPRESSWAY COMPANY LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF 30TH JUNE, 2002
(With comparatives for the six months ended 30th June, 2001 and as of 31st December, 2001)

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The accompanying condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Committee and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The principal accounting policies adopted in preparing the interim financial statements of the Group are the same as those adopted in the preparation of the annual financial statements as at and for the year ended 31st December, 2001.

The Group adopted PRC Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises in preparing Statutory Accounts ("Statutory Accounts"). The differences between IAS and PRC Accounting Standards that affect Statutory Accounts are disclosed in note 12.

2. PRINCIPLES AND BASIS OF CONSOLIDATION

[illegible]

3. PROFIT BEFORE TAXATION AND MINORITY INTERESTS

[illegible]

4. TAXATION

[illegible]

During the interim reporting periods, income tax expense in the condensed consolidated income statements comprised:

	For the six months ended 30th June, 2002 (unaudited) RMB'000	2001 (unaudited) RMB'000
Taxation		
- current	203,553	135,074
- financial refunds	—	(77,350)
	203,553	57,724
Deferred taxation	3,113	6,136
	206,666	63,860
Share of income tax of associate companies	8,077	1,566
	214,743	65,426

There were no Hong Kong profits tax liabilities as the Group did not earn any income subject to Hong Kong profits tax.

As at 30th June, 2002, there was no material unprovided deferred tax.

5. DIVIDENDS

During this interim reporting period, the shareholder's meeting approved the dividend appropriation for 2001 of approximately RMB 629,718,438 (RMB 0.125 per share). (corresponding period of 2001: approximately 453,397,275, RMB 0.09 per share).

The directors do not recommend any interim dividend for the six months ended 30th June 2002 (corresponding period of 2001: nil).

6. EARNINGS PER SHARE

The calculation of basic earnings per share was based on the unaudited consolidated net profit of approximately RMB 429,927,000 for the six months ended 30th June, 2002 (Corresponding period of 2001: approximately RMB 393,508,000) divided by the weighted average number of ordinary shares 5,037,747,500 shares (Corresponding period of 2001: 5,037,747,500 shares) in issue during the period.

The diluted earnings per share was not calculated, because no potential shares existed.

7. RESERVES

In accordance with the PRC Company Law and the Company's articles of association, the Company and its subsidiaries are required to appropriate 10 per cent. of their annual statutory net profit (after offsetting any prior years' losses) to a statutory surplus reserve account ("SSR") respectively. When the balance of such reserve reaches 50 per cent. of each entity's share capital, any further appropriation is optional. SSR can be utilised to offset prior years' losses or to increase share capital. However, SSR must be maintained at a minimum of 25 per cent. of share capital after such usage.

[illegible]

8. PREPAYMENTS AND OTHER RECEIVABLES

[illegible]

9. SHARE CAPITAL

[illegible]

10. RELATED PARTY TRANSACTIONS

[illegible]

11. SUBSEQUENT EVENTS

[illegible]

12. IMPACT OF IAS ADJUSTMENTS ON PROFIT AFTER TAX AND MINORITY INTERESTS / SHAREHOLDERS' EQUITY

[illegible]

II. MANAGEMENT DISCUSSION AND ANALYSIS

A. ANALYSIS OF BUSINESS OPERATIONS

[illegible]

Analysis of the Group's Operating Results

Item	Reporting period (RMB'000)	Corresponding period of last year (RMB'000)	% Change
Revenues, net	1,025,672	826,956	24.11
Profits from operations	622,031	452,638	37.42
Net profit	429,927	393,508	9.25
Decrease of cash and cash equivalents	(236,236)	(230,401)	2.53

Main reasons for decrease/increase:

Traffic volume of the highways and expressways operated by the Group increased substantially as compared to the corresponding period of the previous year, leading to increase in revenues and profits from its core operations. Meanwhile, cancellation of the tax preferential policy of "collecting first and returning later" resulted in the growth rate of net profit being lower than that of the profits from core operations.

Analysis of the Group's Assets

As at 30th June 2002, the capital structure of the Group was as follows:

	RMB'000
Shareholders' equity	12,303,743
Minority interests	388,053
Liabilities at fixed interest rates	401,733
Liabilities at floating interest rates	—
Interest free liabilities	403,903
Total	13,497,432
Gearing ratio	5.97%

At the end of the reporting period, the total liability of the Group was RMB805,636,000, of which RMB723,270,000 was current liabilities and RMB82,366,000 was non-current liabilities. The gearing ratio was approximately 5.97%. Of the total liability of the Company, bank loans were RMB401,733,000, representing approximately 49.86% of the total liability. Net assets of the Company were RMB12,303,743,000. For details of the repayment conditions of the long-term loans of the Company, please refer to the sections headed "Other Material Contracts and their Implementations".

Capital Expenditure and Financial Resources

The capital expenditure of the projects carried out by the Group in the first half of 2002 amounted to approximately RMB21,190,000 as a result of an increase of operating activities of the Group.

[illegible]

C. INVESTMENTS OF THE COMPANY

[illegible]

D. BUSINESS DEVELOPMENT PLANS FOR THE SECOND HALF OF THE YEAR

[illegible]

III. CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDERS

A. CHANGES IN SHARE CAPITAL

[illegible]

B. SHAREHOLDING OF MAJOR SHAREHOLDERS

[illegible]

IV. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

[illegible]

V. SIGNIFICANT MATTERS

A. INTERIM DIVIDEND PAYMENT

B. MATERIAL LITIGATIONS AND ARBITRATION CASES OF THE COMPANY DURING THE PERIOD

C. ACQUISITION OF ASSETS

D. COMMITMENTS

E. CHANGE OF AUDITORS

F. OTHER MATERIAL CONTRACTS AND THEIR IMPLEMENTATIONS

G. GUARANTEES GIVEN BY THE COMPANY FOR THIRD PARTIES

H. OTHER IMPORTANT MATTERS

[illegible]

Nanjing, the PRC
13th August, 2002

Exhibit 31

Listed Companies Information

2002 Interim Report

Jiangsu Expressway Company Limited

I. Corporate Information

Corporate Information

(1)	Name of Company in Chinese:	江蘇寧滬高速公路股份有限公司
	Name of Company in English:	Jiangsu Expressway Company Limited
	Abbreviation of English name:	Jiangsu Expressway
(2)	Stock Exchange on which A Shares of the Company are listed:	Shanghai Stock Exchange
	Stock Name of A Shares:	寧滬高速
	Stock Code of A Shares:	600377
	Stock Exchange on which H Shares of the Company are listed:	The Stock Exchange of Hong Kong Limited
	Stock Name of H Shares:	Jiangsu Expressway
	Stock Code of H Shares:	0177
(3)	Registered address and office address of the Company:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC
	Postcode:	210004
	Official Website:	http://www.jsexpressway.com
	E-mail Address:	nhgs@public1.ptt.js.cn
(4)	Legal Representative:	Shen Chang Quan
(5)	Secretary to the Board of Directors:	Yao Yong Jia
	Telephone:	8625-4469332
	Securities Officers:	Jiang Tao, Lou Qing, Bian Qing Mei
	Telephone:	8625-4200999-4706, 4705
	Fax:	8625-4466643
	E-mail Address:	nhgs@public1.ptt.js.cn

(6) Newspapers designated for regular announcements: Shanghai Securities
China Securities
South China Morning Post
Hong Kong Economic Times

Website designated for regular announcement: http://www.sse.com.cn

(7) Interim report available at: Shanghai Stock Exchange
528 Pudong South Road
Shanghai City

Hong Kong Registrars Limited
Rm 1901-05, 19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

The Headquarters of the Company
Jiangsu Communications Building
69 Shigu Road, Nanjing, Jiangsu, the PRC

The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") is pleased to announce the financial position and the condensed consolidated financial statements on the operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2002 which have been prepared in accordance with International Accounting Standards ("IAS") and which have been reviewed by the Audit Committee of the Board of Directors of the Company, together with comparative figures for the corresponding period in 2001, as follows:

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF 30TH JUNE, 2002

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(With comparatives for the six months ended 30th June, 2001)

	For the six months ended 30th June	
	2002 (unaudited) RMB'000	2001 (unaudited) RMB'000
Revenue, net	1,025,672	826,956
Operating cost	(381,384)	(351,110)
Gross profit	644,288	475,846
Administrative expenses	(30,821)	(27,760)
Other revenue from operations	8,564	4,552
Profit from operations	622,031	452,638
Finance income	6,870	7,687
Share of profits from investments under equity method	24,977	5,652
Profit before taxation and minority interests (Note 3)	653,878	465,977
Income tax expense (Note 4)	(214,743)	(65,426)
Profit after taxation but before minority interests	439,135	400,551
Minority interests	(9,208)	(7,043)
Net profit for the period	429,927	393,508
Dividends (Note 5)	629,718	453,397
Earnings per share (Note 6)		
— Basic	RMB0.0853	RMB0.0781
— Diluted	Not applicable	Not applicable

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30TH JUNE, 2002
(With comparatives as at 31st December, 2001)

	As at 30th June, 2002 (unaudited) RMB'000	As at 31st December, 2001 (audited) RMB'000
ASSETS		
Non-current assets		
Property, plant and equipment	9,767,595	9,903,191
Land use rights	1,594,474	1,610,256
Investment in associates	1,055,861	702,172
Long-term receivable, net of current portion	—	73,157
Intangible assets	113,963	79,155
Total non-current assets	12,531,893	12,367,931
Current assets		
Inventories	7,900	5,815
Due from related parties	1,297	997
Prepaid tax	—	3,482
Prepayments and other receivables (Note 8)	123,532	56,615
Current portion of long-term receivable	77,112	7,910
Short-term investments	100,000	116,311
Cash and cash equivalents	655,698	775,623
Total current assets	965,539	966,753
TOTAL ASSETS	13,497,432	13,334,684

CONDENSED CONSOLIDATED BALANCE SHEET (CONT'D)
AS AT 30TH JUNE, 2002
(With comparatives as at 31st December, 2001)

	As at 30th June, 2002 (unaudited) RMB'000	As at 31st December, 2001 (audited) RMB'000
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital (Note 9)	5,037,748	5,037,748
Reserves (Note 7)	7,265,995	7,465,786
Total shareholders' equity	12,303,743	12,503,534
Minority interests	388,053	378,845
Non-current liabilities		
Long-term bank loans, non-current portion	64,902	50,313
Deferred tax liabilities	17,464	14,351
Total non-current liabilities	82,366	64,664
Current liabilities		
Short-term bank loans	330,000	210,000
Current portion of long-term bank loans	6,821	4,703
Payables on construction projects	39,454	68,041
Other payables	78,359	92,228
Provision for tax	46,748	—
Dividends payable	221,888	12,669
Total current liabilities	723,270	387,641
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	13,497,432	13,334,684

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2002
(With comparatives for the six months ended 30th June, 2001)

	For the six months ended 30th June	
	2002 (unaudited) RMB'000	2001 (unaudited) RMB'000
Net Cash inflow from operating activities	625,412	493,394
Net cash outflow from investing activities	(575,322)	(214,676)
Net cash outflow from financing activities	(286,326)	(509,119)
Decrease in cash and cash equivalents	(236,236)	(230,401)
Cash and cash equivalents, beginning of period	891,934	970,993
Cash and cash equivalents, end of period	655,698	740,592

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(With comparatives for the six months ended 30th June, 2001)

From 1st January to 30th June 2002 (unaudited)

	Share capital RMB'000	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Unappropriated profit RMB'000	Total RMB'000
Balance as at 1st January 2002	5,037,748	5,730,454	293,780	146,891	1,294,661	12,503,534
Dividends declared after 31st December 2001	—	—	—	—	(629,718)	(629,718)
Consolidated profit after taxation and minority interests	—	—	—	—	429,927	429,927
Balance as at 30th June 2002	5,037,748	5,730,454	293,780	146,891	1,094,870	12,303,743

From 1st January to 30th June 2001 (unaudited)

	Share capital RMB'000	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Unappropriated profit RMB'000	Total RMB'000
Balance as at 1st January 2001	5,037,748	5,730,454	215,694	107,848	1,023,947	12,115,691
Dividends declared after 31st December 2000	—	—	—	—	(453,397)	(453,397)
Consolidated profit after taxation and minority interests	—	—	—	—	393,508	393,508
Balance as at 30th June 2001	5,037,748	5,730,454	215,694	107,848	964,058	12,055,802

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF 30TH JUNE, 2002

(With comparatives for the six months ended 30th June, 2001 and as of 31st December, 2001)

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The accompanying condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Committee and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The principal accounting policies adopted in preparing the interim financial statements of the Group are the same as those adopted in the preparation of the annual financial statements as at and for the year ended 31st December, 2001.

The Group adopted PRC Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises in preparing Statutory Accounts ("Statutory Accounts"). The differences between IAS and PRC Accounting Standards that affect Statutory Accounts are disclosed in note 12.

2. PRINCIPLES AND BASIS OF CONSOLIDATION

The accompanying condensed consolidated financial statements include the accounts of Jiangsu Expressway Company Limited (the "Company") and its subsidiary (hereinafter together with the Company referred to as the "Group").

All significant intercompany balances and transactions, including intercompany profits and losses and resulting unrealised profits and losses are eliminated on consolidation. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

A subsidiary is a company over which the Company exercises control. Control exists when the Company has the power to govern the financial and operating policies of the subsidiary so as to obtain benefits from its activities.

Details of the Group's consolidated subsidiaries:

As at 30th June, 2002 and 31st December, 2001

Name of subsidiaries	Country of establishment and date of establishment	Company's equity interest	Registered capital RMB'000	Principal activities
Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng")	PRC 16th September, 1997	85% (directly held)	850,000	Construction, management and operation of expressway
Shuangshilou Hotel Co., Ltd. ("Shuangshilou")	PRC 7th November, 2001	95.05% (directly held)	1,010	Provision of Chinese food

3. PROFIT BEFORE TAXATION AND MINORITY INTERESTS

Profit before taxation and minority interests in the condensed consolidated income statements was determined after (crediting) charging the following items:

	For the six months ended 30th June, 2002	
	2002 (unaudited) RMB'000	2001 (unaudited) RMB'000
Gain on disposal of short-term investment	(4,270)	(3,996)
Interest income	(9,409)	(16,229)
Interest expenses	2,539	9,755
Less: Amounts capitalised in construction-in-progress	—	(1,213)
Finance (income) cost	(6,870)	(7,687)
Depreciation of property, plant and equipment	155,904	130,197
Amortization of land use rights	15,782	12,836
Amortization of intangible assets	4,591	3,188
Impairment losses relating to property, plant and equipment included in operating cost	—	5,040

4. TAXATION

The Company and its subsidiaries are subject to EIT levied at a rate of 33% of taxable income based on its audited accounts prepared in accordance with the laws and regulations in the PRC.

Pursuant to relevant documents issued by the Finance Department of Jiangsu Province (the "Jiangsu Finance Department"), the Company was granted financial refunds equal to 18% of its taxable income in respect of EIT paid on the income generated from the operations of the Shanghai-Nanjing Expressway.

Pursuant to the relevant documents mentioned above, income generated from the operations of the Nanjing-Shanghai Class 2 Highway was granted financial refunds equal to 33% of its taxable income in respect of EIT. Pursuant to Cai Shui [2000]No.99 issued in October 2000, income generated from the operations of the Nanjing-Shanghai Class 2 Highway was granted financial refunds equal to 18% of its taxable income in respect of EIT.

Pursuant to the Cai Shui [2000] No.99 mentioned above, the above preferential tax treatment would remain effective until 31st December, 2001.

During the interim reporting periods, income tax expense in the condensed consolidated income statements comprised:

	For the six months ended 30th June, 2002	
	2002 (unaudited) RMB'000	2001 (unaudited) RMB'000
Taxation		
- current	203,553	135,074
- financial refunds	—	(77,350)
	203,553	57,724
Deferred taxation	3,113	6,156
	206,666	63,880
Share of income tax of associate companies	8,077	1,546
	214,743	65,426

There were no Hong Kong profits tax liabilities as the Group did not earn any income subject to Hong Hong profits tax.

As at 30th June, 2002, there was no material unprovided deferred tax.

5. DIVIDENDS

During this interim reporting period, the shareholders' meeting approved the dividend appropriation for 2001 of approximately RMB 629,718,438 (RMB 0.125 per share). (corresponding period of 2000: approximately 453,397,275, RMB 0.09 per share).

The Board of Directors of the Company do not recommend any interim dividend for the six months ended 30th June 2002 (corresponding period of 2001: nil).

6. EARNINGS PER SHARE

The calculation of basic earnings per share was based on the unaudited consolidated net profit of approximately RMB 429,927,000 for the six months ended 30th June, 2002 (Corresponding period of 2001: approximately RMB 393,508,000) divided by the weighted average number of ordinary shares 5,037,747,500 shares (Corresponding period of 2001: 5,037,747,500 shares) in issue during the period.

The diluted earnings per share was not calculated, because no potential shares existed.

7. RESERVES

In accordance with the PRC Company Law and the Company's articles of association, the Company and its subsidiaries are required to appropriate 10 per cent. of their annual statutory net profit (after offsetting any prior years' losses) to a statutory surplus reserve account ("SSR") respectively. When the balance of such reserve reaches 50 per cent. of each entity's share capital, any further appropriation is optional. SSR can be utilised to offset prior years' losses or to increase share capital. However, SSR must be maintained at a minimum of 25 per cent. of share capital after such usage.

The directors have resolved that the statutory public welfare fund ("SPWF") is to be utilised to build or acquire capital items respectively, such as dormitories and other facilities for the Company and its subsidiaries' employees, and can not be used to pay for staff welfare expenses. Titles of these capital items will remain with the Company and its subsidiaries.

Pursuant to the Notice [1995] 31 issued by MOF on 24 August, 1995, the amount of profit available for distribution to the shareholders will be determined based on the lower of unappropriated profits determined in accordance with (i) PRC accounting standards and regulations, and (ii) IAS or Hong Kong Statements of Standard Accounting Practice.

There is no appropriation of net profit to SSR and SPWF during the six months ended 30th June, 2002. In accordance with the Company's articles of association, these appropriations will be proposed by the Board of Directors for the approval from the annual general meetings of shareholders.

8. PREPAYMENTS AND OTHER RECEIVABLES

	As at 30th June, 2002 (unaudited) RMB'000	As at 31st December, 2001 (audited) RMB'000
Prepayments	54,911	8,859
Interest receivable	676	543
Due from Yicao Road	20,700	11,800
Others	47,245	35,413
	123,532	56,615

9. SHARE CAPITAL

There was no movement in the share capital of the Company in the interim reporting periods.

10. RELATED PARTY TRANSACTIONS

(a) Name of related party and relationship

Name	Relationship with the Company
Jiangsu Communications Holding Company Ltd. ("Jiangsu Communications Holding")	the ultimate holding company
Jiangsu Yangzte Bridge Co., Ltd. ("Yangzte Bridge Co.")	an associate company and an associate of Jiangsu Communications Holding

(b) Related party transactions

(i) Pursuant to the agreement dated 8th April, 2002 between Jiangsu Communications Holding and the Company, the Company acquired Jiangsu Communications Holdings' capital contribution of RMB 276,000,000 in Suzhou Sujiahang Expressway Co., Ltd. ("Sujiahang"), approximately 33.33% of the paid-in capital of Sujiahang, for a cash consideration of RMB 315,400,000.

(ii) On 28th May 2002, Guangjing Xicheng (a subsidiary) and Yangtze Bridge Co., Ltd. (an associate company) entered into a contract with Jiangsu Communications Holdings (the holding company), Suzhou Materials Holding (Group) Co., Ltd. and Jiangsu Zulin Co., Ltd ("Jiangsu Zulin") pursuant to which Guangjing Xicheng and Yangzte Bridge Co. invested RMB100,000,000 and RMB170,000,000, representing 20% and 34% of the enlarged registered Capital of Jiangsu Zulin, respectively.

(iii) The Company had aggregate banking facilities of approximately USD 9,800,000 (RMB equivalent 81,140,000) to finance the purchase of imported equipment and technology. Such facilities were fully drawn down as at 30th June, 2002. As at 30th June, 2002, loans of approximately USD 8,664,000 (RMB equivalent 71,723,000) under such facilities were guaranteed by Jiangsu Communications Holding.

11. SUBSEQUENT EVENTS

On 25th December, 1998, the Company formed a joint venture named Jiangsu Yixing Yicao Highway Co., Ltd. ("Yicao Highway Co.") with Yixing Communications Construction and Development Co., Ltd. ("Yixing Communications Construction Co."). The joint venture period is 10 years from 25th December, 1998. Yicao Highway Co. is principally engaged in the construction, operation and management of highway linking Yixing and Caoqiao. The registered capital of Yicao Highway Co. is RMB120 million. The Company and Yixing Communications Construction Co. have contributed RMB 58,800,000 and RMB 61,200,000, representing 49% and 51% respectively of the registered capital of Yicao Highway Co.

Pursuant to the supplementary operating agreement dated 31st December, 1998, apart from the capital contribution of RMB58,800,000, the Company is required to provide an additional RMB117,600,000 as a construction loan. As at 31st December, 2000, the Company had contributed an aggregate amount of RMB 100,000,000 to Yicao Highway Co. in the form of capital and construction loan. According to the aforesaid agreement, Yixing Communications Construction Co. is authorized by the Company to be solely responsible for the operation and management of Yicao Highway Co. In addition, Yixing Communications Construction Co. shall pay the Company a fixed annual investment return of 17.8% during the operating period of Yicao Highway Co. from 1999. Yixing Investment Corporation, a controlling shareholder of Yixing Communications Construction Co., has guaranteed the payment of the aforesaid investment return. At the end of the operation period, the Company will not be entitled to any further distribution.

The above receivables from Yicao Highway Co. shall be presented as Long-term Receivables.

On 24th July, 2002, the Board of Directors of the Company declared that Yicao Highway Co. would be liquidated. Yixing Communications Construction Co. and the Company agreed to set up a liquidation team to deal with the liquidation of Yicao Highway Co.

12. IMPACT OF IAS ADJUSTMENTS ON PROFIT AFTER TAX AND MINORITY INTERESTS / SHAREHOLDERS' EQUITY

The Group has prepared a separate set of statutory accounts in accordance with PRC laws and financial regulations ("PRC GAAP"). Differences between PRC GAAP and IAS resulted in differences in the reported balances of shareholders' equity and profit after taxation and minority interests of the Group which are summarised and explained as follows:

	Profit after taxation and minority interests for the six months ended 30th June,		Shareholders' equity	
			as at 30th June,	as at 31st December,
	2002	2001	2002	2001
	RMB'000	RMB'000	RMB'000	RMB'000
As stated in statutory accounts	407,872	365,836	13,876,594	13,470,559
IAS adjustment:				
- Amortization of land use right	16,001	18,654	52,921	36,920
- Valuation, depreciation and amortization of property, plant and equipment	18,177	15,174	(1,599,975)	(1,618,152)
- Loss on disposal of staff quarters	—	—	(8,237)	(8,237)
- Deferred taxation	(3,113)	(6,156)	(17,464)	(14,351)
- Interest on hold-to-maturity investment	(7,077)	—	—	7,077
- Dividends proposed in subsequent period	—	—	—	629,718
- Others	(1,933)	—	(96)	—
As stated in this financial report	429,927	393,508	12,303,743	12,503,534

III. Changes in Share Capital and Profiles of Shareholders

A. Changes in Share Capital

During the reporting period, there has been no change in the total number of shares or in the shareholding structure.

B. Number of Shareholders at the End of the Reporting Period

As at 30th June, 2002, there were 52,298 shareholders registered on the register of members of the Company, among whom 50,323 were domestic shareholders and 1,975 were foreign shareholders.

C. Shareholding of Major Shareholders

As at 30th June 2002, the top ten shareholders of the Company recorded on the register of the Company were as follows:

Rank	Name of shareholder	Number of shares held at the end of the period	Change in shareholding (+/-)	Shareholding proportion in the share capital (%)	Shares pledged or subject to moratorium	Category of the shares
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600	—	55.22	—	State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000	—	11.86	—	State-owned Legal Person Shares
3	The Capital Group Companies, Inc.	154,696,000	—	3.07	—	H Shares
4	Yinhe Securities Company Limited	17,351,822	-2,058,448	0.35	—	A Shares
5	Huaxia Securities Company	16,660,000	—	0.33	—	Social Legal Person Shares
6	Shenyin Wanguo Securities Stock Company Limited	14,450,000	—	0.29	—	Social Legal Person Shares
7	Winner Glory Development Ltd.	12,000,000	—	0.24	—	H Shares
8	Jiangsu Xinsu Investment Management Company	8,484,000	—	0.17	—	Social Legal Person Shares
9	Jiangsu Huiyuan Real Estate Development Industrial Company	6,200,000	—	0.12	—	Social Legal Person Shares
10	Ruichen Investment Industrial Company	4,400,000	4,400,000	0.09	—	Social Legal Person Shares

Notes:

Explanation on the shareholding of the top ten shareholders

1. Among the top ten shareholders of the Company, shares held by Jiangsu Communications Holding, Huajian Transportation Economic Development Centre, Huaxia Securities Company, Shenyin Wanguo Securities Stock Company Limited, Jiangsu Xinsu Investment Management Company, Jiangsu Huiyuan Real Estate Development Industrial Company and Ruichen Investment Industrial Company are not listed while the shares held by the rest of the three shareholders are listed.

2. As far as the Company is aware, the top ten shareholders of the Company are not connected to each other;

3. During the reporting period, the Company has not been notified of any pledge, moratorium or entrustment of the shares held by legal person shareholders holding 5% or more of the shares;

4. During the reporting period, none of the strategic investors or general legal persons has become one of the top ten shareholders of the Company as a result of placing of new shares.

5. Among the top ten shareholders of the Company, Jiangsu Communications Holding holds the Company's shares on behalf of the State. The Capital Group Companies, Inc. and Winner Glory Development Ltd. are foreign shareholders.

D. During the reporting period, there has been no change in the controlling shareholders.

IV. Directors, Supervisors and Senior Managment

1. Shareholding of Directors and Supervisors

As at 30th June 2002, records show that none of the directors, supervisors, key officers of the Company or their respective associates held any interest in the registered share capital of the Company or its associate companies.

During the period, neither the Company nor its associate companies had any arrangement pursuant to which its directors, supervisors, key officers or their respective associates could obtain any benefits through subscribing the shares or debentures in the Company or its associate companies.

2. Appointments and Resignations of Directors, Supervisors and Senior Management

According to the "Guiding Opinions on the Establishment of a System of Independent Directors by Listed Companies" issued by the China Securities Regulatory Commission ("CSRC"), the Company has adjusted the composition of the Board of Directors during the reporting period. At the ninth meeting of the third session of the Board of Directors, which was held on 8th April 2002, it was proposed that Mr. Wang Guo Gang and Mr. Yang Xiong Sheng be appointed as Independent Directors of the Company; it was resolved that the resignations of Mr. Li Da Peng and Mr. Liu Bu Cun from their offices as Directors be accepted; it was resolved that the resignation of Mr. Zhu Yao Ting from his office as a Director be accepted; and it was proposed that Mr. Zhang Wen Sheng be appointed as a Director of the Company.

At the sixth meeting of the Third Session of the Supervisory Committee, which was held on 8th April 2002, it was resolved that the resignation of Mr. Du Wen Yi from his office as a Supervisor due to change of work be accepted, and it was proposed that Mr. Zhang Cheng Yu be appointed as a Supervisor of the Company.

The changes of the above Directors and Supervisors were approved at the 2001 Annual General Meeting of the Company, which was held on 28th May 2002, and announcements were published in the China Securities, Shanghai Securities, Hong Kong Economic Times and South China Morning Post on 29th May 2002. Relevant procedures relating to the appointments and resignations of Directors and Supervisors were completed.

V. Management Discussion and Analysis

A. Analysis of Business Operations

1. General Description of Results

The Company is principally engaged in the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway") and other related toll expressways within Jiangsu Province, as well as the provision of passenger transport and other ancillary services along these expressways.

The Company is part of the Group that comprises also Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng") and Nanjing Shuangshilou Hotel Co., Ltd.

In the first half of 2002, the Company continued to implement its business strategy of focusing on its principal operations while developing ancillary businesses. Projects were actively pursued on the basis of economic efficiency. During the reporting period, the Group's operating revenue amounted to approximately RMB1,077,741,000. Net revenue after income-related taxation amounted to approximately RMB1,025,422,000, representing a 24.11% growth over the corresponding period of the previous year.

Revenue composition and its percentage are as follows:

Project	Revenue in the first half of 2002 (RMB'000)	Percentage of the total revenue (%)	Increase over the corresponding period of the previous year (%)
Toll revenue of Shanghai-Nanjing Expressway	670,534	62.22	25.99
Toll revenue of Nanjing-Shanghai Class 2 Highway	113,565	10.54	8.53
Toll revenue of the Nanjing Section of Nanjing-Lianyungang Highway	25,872	2.40	2.90
Toll revenue of Guangjing-Xicheng Expressway	128,235	11.90	48.89
Revenue from other operations	139,535	12.94	13.96
Total	1,077,741	100.00	24.11

The Group's profit after taxation for the reporting period, calculated in accordance with the PRC Accounting Standards and reviewed by the Audit Committee of the Board of Directors of the Company, amounted to approximately RMB407,872,000. Earnings per share amounted to approximately RMB0.081, an increase of 10.96%, year-on-year. In accordance with IAS, profit after taxation amounted to approximately RMB429,927,000 and earnings per share amounted to approximately RMB0.085, an increase of 9.22%, year-on-year.

Profit growth during the reporting period was mainly attributable to:

1. The regional economy maintained a stable growth. In the first half year of 2002, the GDP growth rate of Jiangsu Province of approximately 11.20% surpassed that of the national average by 3.4 percentage points;

2. Year-on-year growth of 20.97% in the traffic volume of Shanghai-Nanjing Expressway which in turn led to an increase in toll revenue;

3. Year-on-year growth of 39.44% and 47.01%, respectively, of the traffic volume of Xicheng and Guangjing Expressways, both of which continued to undergo rapid growth;

4. Increase in investment gains as a result of increase of shareholding in Yangtze Bridge Co.;

5. Cost saving and expenses reducing measures that helped to control expenses within the scope determined at the beginning of the year.

2. Analysis of Various Operations

Shanghai-Nanjing Expressway

During the reporting period, the traffic volume and toll revenues of Shanghai-Nanjing Expressway continued to grow rapidly. The distance weighted average daily traffic volume in the six months ended June amounted to 24,006 vehicles, representing a 20.97% growth compared to the corresponding period of the previous year. Average daily toll revenues amounted to RMB3,704,600, a year-on-year growth of 25.99%. The mix of vehicle composition has been stable.

Average Daily Traffic Volume of Shanghai-Nanjing Expressway - 2001 and 2002


vehicle/day
27,000
25,000
23,000
21,000
19,000
17,000
15,000
13,000
11,000
9,000
21,569
23,405
24,926
25,922
24,598
23,608
18,508
18,818
20,005
20,938
20,730
20,340
20,885
21,579
23,789
22,159
22,689
21,618
2002
2001
January
February
March
April
May
June
July
August
September
October
November
December

Average Daily Toll Revenue of Shanghai-Nanjing Expressway - 2001 and 2002


2002
2001
RMB'000/day
4,000.00
3,000.00
2,000.00
1,000.00
0.00
3,311.4
3,543.9
3,871.9
4,023.2
3,777.1
3,701.4
2,690.2
2,820.4
2,990.9
3,111.6
3,057.2
3,011.4
3,187.6
3,265.9
3,643.9
3,350.5
3,450.1
3,285.4
0
0
0
0
0
0
January
February
March
April
May
June
July
August
September
October
November
December

Vehicle Breakdown Shanghai-Nanjing Expressway January - June 2002


1.85%
0.21%
8.46%
22.08%
43.02%
24.37%

Vehicle Breakdown Shanghai-Nanjing Expressway Year 2001


7.77%
1.38%
0.19%
21.12%
44.23%
25.31%
1st Type Vehicles
2nd Type Vehicles
3rd Type Vehicles
4th Type Vehicles
5th Type Vehicles
6th Type Vehicles

Nanjing-Shanghai Class 2 Highway

During the reporting period, an average of 39,550 vehicles passed through the toll station of Nanjing-Shanghai Class 2 Highway every day. Average daily toll revenues increased by 8.53% to approximately RMB627,400.

Baiyang Toll Station of Nanjing-Shanghai Class 2 Highway was moved to the border of Shanghai on 28th December 2001 and renamed as Gunan Toll Station. Toll was collected on a single-way basis (toll on vehicles heading for Jiangsu but no toll on vehicles travelling from Jiangsu). The toll fees of Gunan Toll Station versus other toll stations are as follows:

	Toll Fee on Nanjing-Shanghai Class 2	
Vehicle	Gunan Toll Station (one-way)	Other toll stations
Motorcycle (included light motorcycle), motor tricycle	RMB 10/vehicle	RMB 3/vehicle
Mini Tractor, tricycle	RMB 20/vehicle	RMB 5/vehicle
Passenger vehicle (1-20 seats) Goods vehicle below 2 tons (2 tons included)	RMB 30/vehicle	RMB 10/vehicle
Passenger vehicle (21-50 seats) Goods vehicle between 2 tons to 5 tons (5 tons included)	RMB 40/vehicle	RMB 20/vehicle
Passenger vehicle: over 50 seats Goods vehicle between 5 tons to 10 tons (10 tons included)	RMB 80/vehicle	RMB 30/vehicle
Goods vehicle: above 10 tons	For vehicle over 10 tons the part over 10 tons will be charged per 10 tons (less than 10 tons will be counted as 10 tons) as one level. RMB 40 will be charged for each level. The part over 40 tons will be entitled to 50% discount.	RMB 3/ton (RMB 1.5/ton if over 40 tons)
Additional fee for trailer vehicle travelling along with main vehicle on top of the toll for main vehicle	RMB 30/vehicle	

Average Daily Traffic Volume of Nanjing-Shanghai Class 2 Highway - 2001 and 2002


Vehicle/day
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
January
February
March
April
May
June
July
August
September
October
November
December
2002
2001
37,878
34,780
38,372
32,941
43,655
43,198
45,472
44,777
40,268
39,549
40,592
38,452
41,794
44,769
51,406
42,267
43,451
42,351

Average Daily Toll Revenue of Nanjing-Shanghai Class 2 Highway - 2001 and 2002


2002
2001
RMB'000/day
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
476.6
601.5
550.8
507
629.8
685.2
660.1
707.5
571.7
619.5
579.7
603.4
589.1
683.5
767.5
593.4
622.7
620.5
0
March
April
May
June
July
August
September
October
November
December

Nanjing Section of Nanjing-Lianyungang Highway

During the reporting period, an average of 9,892 tolled vehicles passed through the Nanjing Section of Nanjing-Lianyungang Highway every day, an increase of 16.78% compared to the corresponding period of the previous year. Average daily toll revenue was approximately RMB142,900, a year-on-year increase of 12.90%. No negative impact was seen from major road maintenance works carried out during the period, as toll revenues generated were higher than expected.

Average Daily Traffic Volume of Nanjing Section of Nanjing-Lianyungang Highway - 2001 and 2002


vehicle/day
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
10,341
9,453
10,592
10,428
9,491
8,987
7,890
8,610
9,119
9,629
7,152
8,472
8,883
10,421
12,148
10,707
10,559
9,824
2002
2001
January
February
March
April
May
June
July
August
September
October
November
December

Average Daily Toll Revenue of Nanjing Section of Nanjing-Lianyungang Highway - 2001 and 2002


RMB'000/day
2002
2001
200.00
150.00
100.00
50.00
0.00
150.9
111.4
128.7
122.2
155.6
140.4
152
134.3
137.8
130.6
131.2
120.5
128.3
145.6
174.5
153.6
153.1
142.4
0
0
0
0
0
0
January
February
March
April
May
June
July
August
September
October
November
December

Guangjing Expressway and Xicheng Expressway

During the reporting period, Guangjing Expressway and Xicheng Expressway maintained rapid growth. During the six months ended June, Xicheng Expressway and Guangjing Expressway registered distance weighted average daily traffic volumes of 15,198 vehicles and 17,565 vehicles, respectively, representing growth of 39.44% and 47.01% over the corresponding period of the previous year, respectively. Average daily toll revenues amounted to RMB402,000 and RMB306,400, respectively, representing year-on-year growth of 46.56% and 45.34%, respectively.

Average Daily Toll Revenue of Nanjing Section of Xicheng Expressway - 2001 and 2002


RMB'000/day
2002
2001
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
352.1
366.3
423.1
437.8
419.9
411
245.5
250.9
276.7
293.5
291.9
286.1
303.6
329.7
371.4
347.7
355.8
337.8
0
0
0
0
0
0
January
February
March
April
May
June
July
August
September
October
November
December

Average Daily Toll Revenue of Nanjing Section of Guangjing Expressway
- 2001 and 2002


RMB'000/day
2002
2001
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
269.6
300.8
316.3
327.9
318.2
305.5
199.6
195.7
209
220
221
218
233.4
251.9
284.3
267.6
270.3
228
0
January
February
March
April
May
June
July
August
September
October
November
December

Jiangyin Yangtze Bridge

An average of 19,079 vehicles passed through Jiangyin Yangtze Bridge every day during the six months ended June and average daily toll revenues amounted to RMB911,300, representing year-on-year growth of 28.89% and 44.37%, respectively.

Average Daily Toll Revenue of Nanjing Section of Jiangyin Yangtze Bridge
- 2001 and 2002


RMB'000/day
2002
2001
1,400.00
1,200.00
1,000.00
800.00
600.00
400.00
200.00
0.00
800.3
855.6
963.2
987.9
938.5
919.7
490.9
645.1
661.9
683.2
663.8
646.1
686.3
741.8
844.8
786.8
800.5
754
0
January
February
March
April
May
June
July
August
September
October
November
December

Non-core businesses

Revenue from non-core businesses in the first half of the year was RMB139,534,000, an increase of 13.96% over the corresponding period of the previous year.

B. Results of Principal Operations and Analysis of Financial Conditions

The Company adopts a pro-active and prudent financial policy, and reviews its financial conditions on a regular basis and makes necessary adjustments in a timely manner. Investment risks were strictly controlled to ensure optimal interests for shareholders as well as the Company.

Analysis of the Group's Operating Results

Item	Reporting period (RMB'000)	Corresponding period of the previous year (RMB'000)	% Change
Revenues from core operations	1,025,672	826,956	24.11
Profits from core operations	622,031	452,638	37.42
Net profit	429,927	393,508	9.25
Decrease of cash and cash equivalents	(236,236)	(230,401)	2.53

Main reason for decrease/increase:

Traffic volume of the highways and expressways operated by the Group increased substantially as compared to the corresponding period of the previous year, leading to an increase in revenues and profits from its core operations. Meanwhile, cancellation of the tax preferential policy of "collecting first and returning later" resulted in a growth rate of net profit lower than that of the profits from core operations.

The Group's Assets

As at 30th June 2002, the Group's assets are as follows:

Item	30th June 2002	31st December 2001	% Change
Total assets	15,073,528	14,914,400	1.07
Shareholders' equity interests	13,876,594	13,470,559	3.01

The main reason for decrease/increase:

The increase in shareholders' equity interests was mainly due to an increase in undistributed profit.

As at 30th June 2002, the capital structure of the Group was as follows:

	Amount (RMB'000)
Shareholders' equity	12,303,743
Minority interests	388,053
Liabilities at fixed interest rates	401,723
Liabilities at floating interest rates	—
Interest free liabilities	403,913
Total	13,497,432
Gearing ratio	5.97%

Under IAS at the end of the reporting period, the total liability of the Group was RMB805,636,000, of which RMB723,270,000 was current liabilities and RMB82,366,000 was non-current liabilities. The gearing ratio was 5.97%. Of the total liability of the Company, bank loans amounted to RMB401,723,000, representing 49.86% of the total liability. Net assets of the Company amounted to RMB12,303,743,000. For details of the repayment conditions of the long-term loans of the Company, please refer to the sections headed "Other Material Contracts and their Performance".

Capital Expenditure and Financial Resources

Item	RMB'000
Liabilities at floating interest rates	—
Interest free liabilities	403,913
Total	13,497,432
Gearing ratio	5.97%

The capital expenditure of the projects carried out by the Group in the first half of 2002 amounted to approximately RMB21,190,000 as a result of an increase of production and operating activities of the Group.

With the operation of toll expressways as its core business, the Group has a stable and abundant operating cash flow. In the first half of 2002, net cash inflow from the Group's operating activities amounted to RMB625,412,000, representing a 26.76% growth as compared to the corresponding period of the previous year. Working capital amounted to RMB272,269,000.

C. Investments of the Company

1. Use of Proceeds

i) The Company issued 1,222 million H Shares in 1997 and raised RMB4,069 million. The proceeds were fully applied up to the reporting period.

ii) The Company issued 150 million A Shares in 2001 and raised RMB630 million. The proceeds had been fully applied as at last year.

iii) All applications of the proceeds from share issues described above have been carried out in accordance with the undertakings made in the prospectuses. No changes have been made to the use of proceeds.

2. Project Investments

On 21st August 2001, at the eighth meeting of the third session of the Board of Directors of the Company, a resolution was passed that a joint venture company named Shanghai Zhongjiao Haide Transport Technology Co. Ltd. ("Haide Technology") be established with other partners. During the reporting period, the incorporation of Haide Technology with the Company as one of its promoters was approved by the Shanghai Municipal People's Government in an approval document numbered "Hu Fu Ti Gai Shen (2002) No. 008".

Haide Technology shall continue to reinforce its market position in its existing business of engineering design and project management software, while embarking on extensive joint ventures with foreign as well as domestic partners to explore opportunities in the area of intelligent traffic consultation such as highway resource management, GIS and GPS applications. The registered capital of Haide Technology is RMB21,000,000, of which RMB7,500,000 was contributed in cash by the Company. The Company owns a 35.71% shareholding of Haide Technology. Both the Company and Zhongjiao First Road Prospecting and Design Institute (中交第一公路勘查設計研究院) are the largest shareholders of Haide Technology.

The establishment of Haide Technology represents a pro-active attempt of the Company in exploring new frontiers for investment and identifying new niche for profit growth, leveraging on the Company's existing strengths and resources which is consistent with our strategy for business development. The Directors are confident that this project will generate sound investment returns.

D. Achievement of Business Objectives During the Reporting Period

During the reporting period, the management of the Company endeavoured to implement the business development plan formulated in the previous year. The acquisition of part of the equity interests in Sujiahang Expressway Co. and the incorporation in Haide Technology were completed during the period, while a study was conducted in respect of the widening of Shanghai-Nanjing Expressway and the adjustments to the toll stations of Nanjing-Shanghai Class 2 Highway. Initial results were achieved in all projects performed.

Under the PRC Accounting Standards, during the reporting period, the Company's operating revenue and profit after taxation amounted to RMB926,282,000 and RMB407,872,000, respectively, representing growth of 19.95% and 11.49%, respectively, and year-on-year improvements in operations.

E. Business Development Plans for the Second Half of the Year

On the basis of positive operating conditions achieved in the first half of the year, the Company shall base on the principle of sustainable development to complete the following projects:

1. The Company will commence studies on the proposal for widening and revamping Shanghai-Nanjing Expressway.

2. The Company will proceed with the redeployment of toll stations after obtaining approval from the Provincial Government on the strategic re-location studies of toll stations.

3. Certification programmes for quality, safety and environment will be rolled out. Preparatory work will be completed with the aim of commencing trial operations by the end of the year.

4. The Company will continue preparatory work for the establishment of an investment company and will begin analysis and research of related businesses as well as cross-sector development, with a view to selecting and carrying out appropriate projects.

5. Documents supporting the Company's application for the issue of American Depository Receipts (ADR) have been submitted to the China Securities Regulatory Commission ("CSRC"). Preparatory procedures for the issue will begin as soon as an approval is obtained.

F. Prospects of Operating Results for the Next Reporting Period

The Company's principal businesses are infrastructure projects underpinned by relatively stable operations. The management of the Company shall adhere to in the principle of prudent operations to ensure steady growth in results.

VI. Significant Matters

A. Corporate Governance

The Company streamlined and modified its corporate structure with the aim of establishing a modern enterprise system and fine corporate governance in accordance with the requirements of the "Guiding Opinions on the Establishment of a System of Independent Directors by Listed Companies" and the "Standards for Corporate Governance of Listed Companies" issued by CSRC.

During the reporting period, the Company adjusted the composition of the Board of Directors by appointing two qualified independent directors. Currently, there are four independent directors on the Company's Board of Directors, accounting for more than one-third of the total number of Directors. The arrangement is in full compliance with the Guiding Opinions.

In accordance with the requirement that specific committees under the Board of Directors shall be established, the Company established the Strategic Committee, the Nominating, Salary and Review Committee and the Audit Committee at the ninth meeting of the third session of the Board of Directors on 8th April 2002. Sound regulations and systems for deliberating Company matters have been established and the relevant clauses in the Articles of Association have been revised accordingly.

In accordance with the requirements of the "Notice Concerning the Procuring of the Establishment of Modern Enterprise System Inspection at Listed Companies" issued by CSRC and the State Economic and Trade Commission ("SETC"), the Company conducted in June 2002 a diligent and detailed self-examination and self-correction in respect of the independence of the Company, the development of the three committees, standardised operations and the code of practice for controlling shareholders. A self-examination report was prepared and submitted to CSRC and SETC.

B. Profit Distribution Scheme and Its Implementation

The following profit distribution scheme for 2001 was approved at the ninth meeting of the third session of the Board of Directors held by the Company on 8th April 2002: a cash dividend of RMB1.25 (tax inclusive) for every 10 shares shall be declared to all shareholders on the basis of 5,037,747,500 shares in issue at the end of 2001. Such scheme was reviewed and approved at the 2001 Annual General Meeting held on 28th May 2002.

The Board of Directors of the Company, with authorization from the Shareholders' General Meeting, made an announcement on "Bonus Distribution and Dividend Payment" in the China Securities and Shanghai Securities on 11th June 2002, stating that the cut-off date for the purpose of determining the entitlements of domestic shareholders was 14th June 2002, and the ex-dividend date was 17th June 2002. Dividends for H Share holders were to be denominated in RMB and payable in HK Dollars. A cash dividend of HK$1.176 was to be payable for every 10 shares held. The closing date for registration of equity interest was 26th April 2002, and the dividend was declared on 28th May 2002.

The current dividend was paid on 21st June 2002 and the profit distribution scheme for the previous year has been implemented.

C. Material Litigations and Arbitration Cases of the Company During the Period

The Company was not involved in any material litigation or arbitration case during the period.

D. Acquisition of Assets

At the ninth meeting of the third session of the Board of Directors held on 8th April 2002, the "Agreement on the Acquisition of 33.33% Equity Interest in Suzhou Sujiahang Expressway Co. Ltd." concerning the purchase of an approximately 33.33% stake in Suzhou Sujiahang Expressway Company Limited ("Sujiahang Expressway Co.") from Jiangsu Communications Holding Ltd. for a consideration of RMB315,400,000 was approved. The acquisition was implemented after the approval by shareholders at the 2001 Annual General Meeting held on 28th May 2002. The consideration was funded by the Company's own resources in cash.

Details of this acquisition can be found in the interim announcement made by the Company on 29th May 2002.

E. Connected Transactions of Material Importance

1. Major Connected Parties of the Company (pursuant to the Rules Governing the Listing of Securities on the Shanghai Stock Exchange)

Name	Relationship with the Company
Communications Holding	Ultimate controlling shareholder of the Company
Guangjing Xicheng	Subsidiary of the Company
Shuangshilou	Subsidiary of the Company
Yangtze Bridge	Associate of the Company
Kuailu	Associate of the Company
Sujiahang Expressway Co.	Associate of the Company

2. Connected Transactions

During the reporting period, the Company conducted the following material transactions with connected companies:

Communications Holding

The Company secured loan facilities amounting to US$9,800,000 (RMB81,140,000) from the Bank of China, Jiangsu Branch in 1998 to finance the purchase of imported machinery and technology. As at 30th June 2002, unused facilities amounted to US$8,663,000 or RMB71,723,000. The above facilities were guaranteed by Communications Holding.

The Company acquired approximately a 33.33% equity interest in Sujiahang Expressway Co. from Communications Holding for a total consideration of RMB315,400,000 during the reporting period. The acquisition price was slightly lower than the valuation made by American Appraisal Hong Kong Limited, an international valuer appointed by the Company. The acquisition was approved at the ninth meeting of the third session of the Board of Directors and the 2001 Annual General Meeting during which connected directors and connected shareholders abstained from the voting.

Guangjing Xicheng Company and Yangtze Bridge Company

Guangjing Xicheng, an 85%-owned subsidiary of the Company, invested in Jiangsu Provincial Leasing Company Limited ("Jiangsu Leasing") for a total consideration of RMB100 million, accounting for approximately 20% of the enlarged registered capital of Jiangsu Leasing. Yangtze Bridge Company, an associate of the Company, invested in Jiangsu Leasing for a total consideration of RMB170 million, accounting for approximately 34% of the enlarged registered capital of Jiangsu Leasing. The investment amounts were converted into registered capital, at the rate of RMB1.00 in investment for RMB1.00 in share capital. The transaction prices were fair and reasonable. The investments were considered and approved at the 11th meeting of the third session of the Board of Directors, with connected directors abstaining from the voting.

The independent non-executive directors of the Company have reviewed the aforesaid connected transactions and confirmed that:

a) the transactions have been entered into by the Company in the ordinary course of its business;

b) the transactions have been entered into either: (1) on normal commercial terms (the expression of which will be construed by reference to transactions of a similar nature and to be made by similar entities within the PRC), or (2) where there is no available comparison, on terms that are no less favourable than terms available to or from third parties; and

c) the transactions are fair and reasonable insofar as the Company's shareholders are concerned.

F. Commitments

During the reporting period, neither the Company nor any of its shareholders interested in more than 5% of the Company' shares made any commitments that might affect the operating results or financial conditions of the Company in a significant manner.

G. Change of Auditors

Arthur Andersen Hua-Qiang CPA and Arthur Andersen & Co, the domestic and overseas auditors of the Company, respectively, entered into an agreement with PriceWaterhouseCoopers on 17th April 2002 to merge their respective operations in China and Hong Kong.

At the Company's 2001 Annual General Meeting, PriceWaterhouseCoopers and PriceWaterhouseCoopers Zhongtian CPA were appointed as the overseas and domestic auditors of the Company, respectively, and their annual remuneration was determined at approximately RMB1.25 million. The announcement concerned was published in the China Securities, Shanghai Securities, Hong Kong Economic Times and South China Morning Post on 29th May 2002.

H. Other Material Contracts and Their Implementations

As at 30th June 2002, material contracts being performed by the Company included:

1. As at 30 June 2002, the balance of the loan agreements between the Company and certain banks was RMB401,723,000 in aggregate, of which a loan of US$9,800,000 under an on-loaning agreement with the Bank of China Suzhou Branch, guaranteed by Communications Holding, was drawn out and the principal and interests were repaid. Currently, the remaining undrawn loan amounted to US$8,663,000 or RMB71,723,000.

2. The Company entered into a "Management Agreement in Relation to the Operation and the Maintenance of the Nanjing Section of Nanjing-Lianyungang Highway" (being performed) with Jiangsu Ninglian-Ningtong Highway Management Office on 8th April 1999. The main terms of the management agreement are as follows: Jiangsu Ninglian-Ningtong Highway Management Office is appointed by the Company to manage the operation and the maintenance of the Nanjiang Section of Nanjing-Lianyungang Highway for a total consideration of 17% of the annual total toll revenue of the Section.

3. The Company signed an "Agreement on the Acquisition of 33.33% Equity Interest in Suzhou Sujiahang Expressway Co. Ltd." on 8th April 2002, pursuant to which the Company was to acquire 33.33% of the equity interest of Sujiahang Expressway Co. Ltd. at RMB315,400,000.

4. Entrusted Asset Management

   For the amount of RMB210,000,000 entrusted to asset management in 2001, the principal was fully repaid and an investment profit of RMB14,769,000 was made during the entrustment period.

   During the reporting period, the Company entrusted Suzhou Investment Company to handle the idle funds of RMB100,000,000 for short-term asset management. The term of the agreement started from 1st June 2002 until 1st June 2003. The abovementioned asset management arrangement was considered and approved at the eleventh meeting of the third session of the Board of Directors. During the abovementioned period, the Company will periodically review the investment status so as to adequately monitor the investment risks.

I. Guarantees Given by the Company for Third Parties

As at 30th June 2002, the Company has not provided any guarantee for any shareholder, connected parties or any other company.

J. Other Important Matters

1. Dissolution of Yicao Company

The Company resolved on 24th July 2002 to dissolve Yixing Yicao Highway Co. before the expiry of its term of operation.

Yicao Company is an associate company of the Company and is owned by the Company as to 49% of its equity interest, while the remaining 51% was owned by Yixing Communications Construction.

Xiyi Highway, a highway nearly parallel to Yicao Highway, commenced construction in September 2000 and is expected to commence operation in 2004. By that time, a majority of traffic volume may be diverted away from Yicao Highway. In addition, the cancellation of income tax preferential policy means that Yicao Company will be required to pay the full amount of 33% income tax as from 2002, thereby significantly affecting the future financial results of Yicao Company. After negotiation with Yixing Communications Construction, the Company decided to dissolve Yicao Company before the expiry of its term of operation and liquidate Yicao Company in order to protect the interest of all parties.

The Company has organised a working committee to handle this issue. A separate announcement will be made upon receiving all invested capital and investment profits.

2. Purchase, Sale and Redemption of Shares in the Company

As at 30th June 2002, the Company has not purchased, sold or redeemed any of the shares in the Company.

3. Pre-emptive Right to the Shares

Under the Articles of Association and the laws of the PRC, there is no pre-emptive right arrangement pursuant to which the Company has to offer any new shares to its existing shareholders in proportion to their shareholdings.

4. Income Tax

Pursuant to the document (Reference: Cai Shui [2000] No. 99) issued by the Ministry of Finance in October 2000, the Company shall not be entitled to the preferential taxation treatment. The actual tax rate applicable to the Company is 33%.

5. Trust Deposits

As at 30th June 2002, the Company did not have any trust deposit with any financial institution in the PRC, nor did the Company experience any default in payment of its term deposit upon maturity.

6. Risks Concerning the Lending Rate

The Company has no material foreign exchange risks. The Company obtained a US$9,800,000 loan from the Spanish government in 1998. As at 30th June 2002, the balance of the loan was US$8,660,000. The Company currently has foreign exchange deposits of over US$5,700,0000 which off-sets its foreign exchange risks.

7. Code of Best Practice

The Board of Directors of the Company has established an audit committee (the "Audit Committee") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of the Code of Best Practice set out in Appendix 14 to the Listing Rules (the "Code of Best Practice"). The Audit Committee consists of three members, of which two are non-executive directors. The Company has fully complied with the Code of Best Practice in this regard.

K. Other Information Sources

Announcements of the Company can be found in China Securities, Shanghai Securities, Hong Kong Economic Times and South China Morning Post.

1. 9th April 2002: The Resolutions of the Ninth Meeting of the Third Session of the Board of Directors, The Resolutions of the Sixth Meeting of the Third Session of the Supervisory Committee and the Notice of the 2001 Annual General Meeting;
2. 9th April 2002: Connected Transaction - Acquisition of 33.33% Equity Interest in Sujiahang Expressway Company Limited;
3. 29th May 2002: The Resolutions of the 2001 Annual General Meeting and the Resolutions of the Eleventh Meeting of the Third Session of the Board of Directors;
4. 29th May 2002: Connected Transaction - Investment by Guangjing Xicheng, a connected party of the Company, in Jiangsu Leasing;
5. 11th June 2002: Bonus Distribution and Dividend Payment for the year 2001.

Exhibit 33

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Connected Transactions
Proposed establishment of Jiangsu Sundian Engineering Co., Ltd.,
AND
Proposed transfer of outdoor advertising billboards

Jiangsu Sundian

- On 20 March, 2003, the Company and its 85% subsidiary, Guangjing Xicheng entered into the Promoters Agreement for their joint investment in and establishment of Jiangsu Sundian. The Company and Guangjing Xicheng will invest RMB24,500,000 (approximately HK$23,113,208) and RMB10,500,000 (approximately HK$9,905,660) for 70% and 30% of the capital of Jiangsu Sundian.

  Upon establishment and after obtaining the relevant permits and licenses, Jiangsu Sundian will be engaged in respect of the maintenance of the Jiangsu Expressway and the Guangjing Expressway and Xicheng Expressway, and the contracting from outside parties for tar paving of road surfaces and construction of traffic securities facilities. Further announcement will be made upon the signing of the relevant maintenance contracts with Jiangsu Sundian.

- As Guangjing Xicheng is a 85% subsidiary of the Company, the signing of the Promoters Agreement in respect of the establishment of Jiangsu Sundian and the investment in Jiangsu Sundian by the Company and Guangjing Xicheng constitute connected transactions pursuant to rules 14.25(1) of the Hong Kong Listing Rules.

Jiangsu Ninghu Investment and Development

- The Company proposed to transfer its interests in the advertising billboards along the Jiangsu Expressway and their pertinent rights (including advertising operation right) to Jiangsu Ninghu Investment at a consideration of RMB27,290,000 (approximately HK$25,745,283).

- As Jiangsu Ninghu Investment is a 95% subsidiary of the Company, the entering into of the Transfer Agreement constitutes a connected transaction pursuant to rule 14.25(1) of the Hong Kong Listing Rules

The above mentioned transactions are transactions between a listed company and its subsidiaries or transactions between the subsidiaries of a listed company and are not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.

In the 16th Session Meeting of the Third Board of Directors held on 20th March, 2003, the directors of the Company (including the independent non-executive directors Ms. Cheng Chang Yung Tsung, Alice, Mr. Fang Keng, Mr.Wang Guo Gang (by his alternate director) and Mr. Yang Xiong Sheng) have approved the joint establishment of Jiangsu Sundian by the Company and Guangjing Xicheng, the entering into of, inter alia, the Promoters Agreement and the Transfer Agreement.

Investment in Jiangsu Sundian

The Board of Directors of Jiangsu Expressway Company Limited (the "Company") announces that the Company entered into a promoters agreement (the "Promoters Agreement") with 江蘇廣靖錫澄高速公路有限責任公司 Jiangsu Guangjing Xicheng Expressway Company Limited ("Guangjing Xicheng", a 85% owned subsidiary of the Company, on 20 March 2003 in Nanjing for the establishment of 江蘇現代路橋有限責任公司 Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian"), a limited liability company.

Major Terms of the Promoters Agreement dated 20 March 2003

Parties:	(i) the Company; and	
	(ii) Guangjing Xicheng	
Registered capital: (total investment)	RMB35,000,000 (approximately HK$33,018,868)	
Shareholding	*Shareholder*	*Registered Capital (%)*
	The Company	RMB24,500,000 (70%) (approximately HK$23,113,208) amongst which RMB16,717,000 (approximately HK$15,770,755 will be by way of injection of existing road and bridges maintenance facilities valued as at 31 December, 2002 by an independent valuer commissioned by the Company and the balance of RMB7,783,000 (approximately HK$7,342,453) in cash
	Guangjing Xicheng	RMB10,500,000 (30%) (approximately HK$9,905,660) in cash

Board composition	3 directors to be appointed by the Company and 2 directors to be appointed by Guangjing Xicheng
Business Scope	The maintenance and major repairs of modern road and bridge projects, tar paving for new road and bridge projects, and construction of traffic safety facilities (the final scope of business is subject to approval by the relevant state administration of industries and commerce ("Jiangsu Sundian Business"))

Chart showing the relationship among the Company, Guangjing Xicheng and Jiangsu Sundian



華建交通經濟開發中心
Huajian Transportation Economic Development Centre
11.86%
15%
The Company
85%
Guangjing Xicheng
70%
30%
Jiangsu Sundian

Maintenance Contracts with Jiangsu Sundian

After the establishment of and obtaining of the relevant permits and licences by Jiangsu Sundian, it is the intention of respective boards of directors of the Company and Guangjing Xicheng to engage Jiangsu Sundian to provide maintenance services to certain roads operated by the Company and Guangjing Xicheng: Jiangsu Expressway currently operated by the Company and the Guangjing Expressway and the Xicheng Expressway currently operated by the Guangjing Xicheng. Relevant road maintenance service contracts (the "Maintenance Conracts") will be entered into by the Company and Guangjing Xicheng with Jiangsu Sundian upon its establishment and will be on normal commercial terms and further announcement will be made upon the entering into of such contracts.

Reasons and Benefits of Investing in Jiangsu Sundian

The main business of the Company is the construction and management of toll roads and expressways in Jiangsu Province. The main business of Guangjing Xicheng is the management, operation maintenance and toll collection of Guangjing Expressway and Xicheng Expressway and related business of storage yard, passenger and goods transportation and vehicle maintenance.

The Board of Directors of the Company is of the view that in addition to contracting for the maintenance operations and major and medium repairs of the expressways, roads and bridges under the management of the promoters, by operating under the market mechanism by the establishment of Jiangsu Sundian, the Company can further expand its market by contracting for the road projects of other external parties, including the paving of road surfaces of high-class highways, the installation of securities facilities and other maintenance projects, and therefore optimising its allocation of resources, increasing its asset utilitisation rate, enhancing its maintenance technology as well as the quality of its maintenance work. At the same time, it can bring the economic of scale of maintenance into full play, reducing the maintenance costs of highways in an effective manner and thereby increasing its economic benefits further. The Company does not have any present intention to engage in the Jiangsu Sundian Business. The Directors (including independent non-executive directors) are of the view that the investment in the interests of the shareholders of the Company as a whole. The terms of the Promoters Agreement are on normal commercial terms. The voting procedure of the above resolution at the board meeting was legal and valid. The contribution of the capital of Jiangsu Sundian by the Company will be by way of injection of assets and cash, which will funded by internal resources.

The Company will directly hold 70% and will indirectly (through Guangjing Xicheng) hold 30% of the share capital of Jiangsu Sundian.

Transfer of billboards and related rights to Jingsu Ninghu

The board of directors of the Company announces that the Company entered into a transfer agreement (the "Transfer Agreement") with 江蘇寧滬投資發展有限責任公司 Jiangsu Ninghu Investment & Development Co., Ltd., ("Jiangsu Ninghu Investment"), a 95% owned subsidiary of the Company, on 20 March, 2003 in Nanjing for the transfer of the billboards and related rights therein.

Transfer Agreement dated 20 March 2003

Parties:

(i) the Company (as assignor); and

(ii) Jiangsu Ninghu Investment (as assignee) and the other 5% is owned by an independent third party not a connected person of the Company as defined under the Hong Kong Listing Rules

Assets to be transferred	312 advertising billboards erected in services area and toll stations along the Jiangsu Expressway and the operating rights until 27 June, 2027 (including advertising operation right); and 115 advertising billboards* erected along the Jiangsu Expressway and the operating rights expiring on 31 December, 2003 (including advertising operation right)
Consideration	RMB27,290,000 (approximately HK$25,745,283), with reference to the valuation of the billboards and the pertinent advertising right (including advertising operation right) as at 31 January, 2003 as set out in an valuation report prepared by the independent valuer commissioned by the Company, payable in cash on completion
Other Terms	● Jiangsu Ninghu Investment shall not erect any new advertising billboards without the prior consent of the Company. With respect to the erection of new advertising billboards, Jiangsu Ninghu Investment is required to pay to the Company 3% of the advertising price under the advertising contracts made in relation thereto. The advertising price is determined with reference to the prevailing market price after arm's length negotiation. ● The Company will not participate in any outdoor advertising activities in the services area and the toll stations along the Jiangsu Expressway during the effectiveness of the agreement.
Completion	On the date of signing of this Agreement

* The billboards in question will be demolished in 2004 pursuant to the Regulations on the Administration of Expressways in Jiangsu Province adopted in December, 2002. The Company expect that the demolished of such billboards will not have any material adverse impact on the overall income of the group.

Reasons for the transfer of advertising billboards and their pertinent rights

The core business of the Company is the construction and management of certain toll roads in Jiangsu Province. Pursuant to the Company's strategy for development and in order to focus on the Company's mainline business and enhance its competitive strengths, the proposed transfer of its advertising business, which is currently operated as one of its sidelines, to Jiangsu Ninghu Investment, a 95% subsidiary, may further enhance its operating benefits and streamline the business of the Company. Moreover, the terms of the asset transfer are on normal commercial terms and the consideration is fair and reasonable and in the interest of the shareholders of the Company as a whole.

Connected Transactions

As Guangjing Xicheng is a 85% subsidiary of the Company, the signing of the Promoters Agreement in respect of the establishment of Jiangsu Sundian and the investment in Jiangsu Sundian constitute a connected transactions pursuant to rule 14.25(1) of the Hong Kong Listing Rules. As Jiangsu Ninghu Investment is a 95% subsidiary of the Company, the

transactions contemplated under the Transfer Agreement also constitutes a connected transaction of the Company under Rule 14.25(1). Disclosure with respect to the Promoters Agreement and Transfer Agreement will be made in the next published annual report of the Company under Rule 14.25(1)(A)-(D) of the Hong Kong Listing Rules.

The above mentioned transactions are transactions between a listed company and its subsidiaries or transactions between the subsidiaries of a listed company and are not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.

In the 16th Session Meeting of the Third Board of Directors of the Company held on 20th March, 2003, the directors of the Company (including the independent non-executive directors Ms. Cheng Chang Yung Tsung, Alice, Mr. Fang Feng, Mr.Wang Guo Gang (by his alternate director) and Mr. Yang Xiong Sheng) have approved, inter alia, the joint establishment of Jiangsu Sundian by the Company and Guangjing Xicheng, the signing of the Promoters Agreement and the entering into of the Transfer Agreement between the Company and Jiangsu Ninghu Investment.

Guangjing Xicheng

Guangjing Xicheng is a limited liability company with legal person status and was legally established on 16 September 1997. Its major businesses are construction, management, maintenance and toll-collection of expressway. Its registered address is situate at 238 Maqun Street, Nanjing. Its legal representative is Mr. Chen Xiang Hui. The registered capital of Guangjing Xicheng is RMB850,000,000 (approximately HK$801,886,792). According to PRC Accounting Standards, as at 31 December 2002, the net assets value of Guangjing Xicheng was RMB2,609,504,446 (approximately HK$2,461,796,647) and the net profits for the year 2002 was RMB135,701,597 (approximately HK$128,020,375).

Jiangsu Ninghu Investment

Jiangsu Ninghu Investment is a limited liability company with legal person status and was legally established on 23 September 2003. Its major businesses are various infrastructure facilities; property and industrial investments; design, production, planning and publication of various types of advertisement in the PRC. Its registered address is situate at Block B, 3rd Level Block 01, Jinrong Building, Nanjing Economic and Technological Development Area, Nanjing. Its legal representative is Mr. Chen Xiang Hui. The registered capital of Jiangsu Ninghu Investment is RMB100,000,000 (approximately HK$94,339,623). According to PRC Accounting Standards, as at 31 December 2002, the net assets value of Guangjing Xicheng was RMB100,001,907 (approximately HK$94,341,422) and the net profits for the year 2002 was RMB1,907 (approximately HK$1,799).

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 20 March, 2003

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB106 = HK$100

Exhibit 34

<u>Exhibit 35</u>

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 16th meeting of the Third Board of Directors of Jiangsu Expressway Company Limited resolved to convene the Annual General Meeting (the "AGM") for the year of 2002 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Thursday, 15th May 2003 for the following purposes:

1. To review and approve the annual report of the Board for the year ended 31st December 2002;

2. To review and approve the report of the Supervisory Committee for the year ended 31st December 2002;

3. To review and approve the audited accounts and the auditors' report for the year ended 31st December 2002;

4. To approve the distribution scheme in respect of the final dividends of the Company for the year of 2002:

   Based on the audit conducted by Messrs PricewaterhouseCoopers, the Company achieved a net profit of RMB816,833,308 under PRC Accounting Standards and a net profit after taxation of RMB854,445,000 under Hong Kong Generally Accepted Accounting Principles. Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the Hong Kong Generally Accepted Accounting Principles, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB468,813,520 as at the beginning of the period, the total distributable profit is RMB1,145,819,878. Based on the aggregate 5,037,747,500 shares in issue, the board of directors recommended a final dividend of RMB1.30 per 10 shares to all shareholders;

5. To review and approve the re-election of the following Directors and Supervisors;

   Directors:

   (1) the proposed re-appointment of Mr. Shen Chang Quan as a Director of the Company and the signing of an appointment contract for a term of three years;

(2) the proposed appointment of Mr. Sun Hong Ning as a Director of the Company and the signing of an appointment contract for a term of three years;

(3) the proposed re-appointment of Mr. Zhang Wen Sheng as a Director of the Company and the signing of an appointment contract for a term of three years;

(4) the proposed re-appointment of Mr. Chen Xiang Hui as a Director of the Company and the signing of a service contract for a term of three years;

(5) the proposed re-appointment of Ms. Fan Yu Shu as a Director of the Company and the signing of an appointment contract for a term of three years;

(6) the proposed re-appointment of Mr. Cui Xiao Long as a Director of the Company and the signing of an appointment contract for a term of three years;

(7) the proposed re-appointment of Mr. Wang Zheng Yi as a Director of the Company and the signing of a service contract for a term of three years;

(8) the proposed re-appointment of Ms. Cheng Chang Yung Tsung, Alice, as an Independent Director of the Company and the signing of a service contract for a term of three years with an annual allowance of HK$100,000;

(9) the proposed re-appointment of Mr. Fang Keng as an Independent Director of the Company and the signing of a service contract for a term of three years with an annual allowance of HK$100,000;

(10) the proposed appointment of Mr. Hong Yin Xing as an Independent Director of the Company and the signing of a service contract for a term of three years with an annual allowance of HK$40,000;

(11) the proposed re-appointment of Mr. Yang Xiong Sheng as an Independent Director of the Company and the signing of a service contract for a term of three years with an annual allowance of HK$40,000;

Supervisors:

(1) the proposed appointment of Mr. Zhou Jian Qiang as a Supervisor of the Company and the signing of an appointment contract for a term of three years;

(2) the proposed re-appointment of Mr. Zhang Cheng Yu as a Supervisor of the Company and the signing of an appointment contract for a term of three years;

(3) the proposed re-appointment of Ms. Ma Ning as Supervisor of the Company and the signing of an appointment contract for a term of three years;

6. Pursuant to Sujifongquai no. 21 of 2000 "Notice in respect of the publication of "The Implementation Opinion regarding the distribution of housing allowance to staff of provincial governing bodies of the Jiangsu Province", to approve the payment of a sum of RMB16,838,000 to the employees who are qualified under the cash housing allowance scheme; and

7. To transact any other business as may be necessary.

Appendices:

I. Profile of the Candidates for Directors and Supervisors

By Order of the Board
Yao Yong Jia **Lam Che Wah**
Board Secretary

Nanjing, the PRC 20, March 2003

(1) Holders of shares of the Company whose names appear on the register of members as at 16th April 2003 shall be entitled to attend the AGM after completing and returning by mail to the Company the acknowledgement form attached to the annual report by 25th April 2003. Further details are set out in the acknowledgement form and explanation thereto.

(2) Any shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy (whether or not a member of the Company) to attend and vote on his behalf. Each shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Completion and delivery of the form of proxy will not preclude the shareholder from attending and voting at the AGM if he so wishes. A shareholder (or its proxy) shall produce his shareholding account number upon attendance. Any corporate shareholder which has not yet renewed its shareholding account number shall present a copy of the document evidencing its shareholding.

(3) A proxy shall be appointed in writing and the power of attorney shall be the appointing party or the attorney. In the event that the power of attorney is signed by the attorney, it must be notarized. To be valid, the power of attorney together with the proxy form must be delivered to the Secretary's Office of the meeting not less than 24 hours before the meeting. The proxy form for use at the meeting will be despatched to shareholders.

(4) The meeting will last for half a day. Shareholders attending the meeting shall be responsible for their own accommodation and traveling expenses.

(5) Correspondence address:	Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC
Postcode:	210004
Tel:	025-4200999 (ext. 4706/4716)
Fax:	025-4466643, 4207788

Appendix I:

Profile of the Candidates for Directors and Supervisors

Directors

Mr. Shen Chang Quan, born in 1948, economist. Mr. Shen has been the major and the party secretary of Wu County since 1981. He has served as a deputy mayor of Suzhou City since

1992, where he was in charge of urban and communications development for a long time. From 1992 to 1997, he was responsible for the development of the Suzhou City New Technology Development Zone. Mr. Shen has extensive experience in engineering and management. He has been the chairman of the board of Communications Holding since January 2001.

Mr. Sun Hong Ning, born in 1961, tertiary educated, currently student of the EMBA course of China Europe International School. Mr. Sun has been the deputy division head of the State Secrecy Bureau in Jiangsu since 1994, the secretary of office of the Provincial Party Committee of Jiangsu since 1995, the secretary of office of the Jiangsu provincial government since 2001, and the assistant to general manager of Jiangsu Communications Holdings Ltd. since 2002. He is also the vice chairman of Jiangsu Sujiahang Expressway Co., Ltd. and director of Huatai Securities Co., Ltd. and Jinling Hotel Co., Ltd. Mr. Sun has extensive experience in the operation and management fields.

Mr. Zhang Wen Sheng, born in 1947, senior economist. Mr. Zhang has been working at the Tianjin Port since 1968, and has been working at the Department of Communications since 1974 and has held various positions such as the secretary of the General Office, deputy director of Production Regulatory Bureau, deputy director of the Enterprise Administrative Bureau, director of System Reformation Office, director of System Regulatory Office and assistant supervisor. Mr. Zhang has long been engaged in communication administration. He took up the position of deputy general manager at Huajian Transportation Economic and Development Centre in 1998. He is currently the vice chairman of Northeast Expressway Co., Ltd. and Sichuan Expressway Company Limited and the director of Anhui Expressway Company Limited. Mr. Zhang has extensive experience in enterprise regulation research and enterprise management.

Mr. Chen Xiang Hui, born in 1963, university graduate, senior engineer. He has been involved in communication construction and management for a long time. Mr. Chen was deputy director of Project Quality Supervisory Section of Jiangsu Communications Department and a director of Ninglian Ningtong Management Office. He has been a director and General Manager of the Company since December 2000, the chairman of Guangjing Xicheng and a deputy chairman of Yangtze Bridge Co., Ltd. Mr. Chen has over ten years of experience in communication construction and management.

Ms. Fan Yu Shu, born in 1952, tertiary educated, accountant. Ms. Fan is the manager of the Finance Department of Communications Holdings. She has taken various posts such as the manager of the Transportation Business Department of Jiangsu Leasing Company and the vice manager of Jiangsu Communications Investment Corp. Ms. Fan has 20 years of experience in financial management.

Mr. Cui Xiao Long, born in 1961, university graduate, accountant. Mr. Cui has been working in Jiangsu Communications Department since 1984. He was the section chief of the Finance Division and the deputy general manager of Jiangsu Communications Investment Corp. Mr. Cui is the manager of Investment and Development Division of Communications Holdings, a director of Yangtze Bridge Co., Ltd. and the deputy secretary general of Communications Enterprise Association of Jiangsu Province. He has over ten years of experience in corporate management and finance management.

Mr. Wang Zheng Yi, born in 1958, university graduate, senior engineer. Mr. Wang is currently the chairman of Jiangsu Communications Construction Group. He has held various posts such as the deputy head of the Communications Design and Planning Institute of Jiangsu Province, a deputy general manager and chief engineer of Jiangsu Province Communication Department's joint venture in Madagascar. Mr. Wang has around 20 years of experience in road designing, construction and management.

Independent Non-executive Directors

Ms. Cheng Chang Yung Tsung, Alice, born in 1932. Ms. Chang was a member of the Preparatory Committee for the Hong Kong Special Administrative Region and an advisor for the Hong Kong & Macau Affairs Office and the Xinhua News Agency (Hong Kong Bureau). She was currently a Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference, the chairman of the Chinese General Chamber of Commerce, the special advisor of the Chinese Society of Macro Economics and the chairman of the Business Enterprises Management Centre of the Hong Kong Management Association. Ms. Cheng is also the managing director of Taching Petroleum Co. Ltd., the China senior advisor for Telefonaktiebolaget LM Ericsson, and a director of Nanjing Ericsson Panda Communications Co., Ltd. and Beijing Ericsson Mobile Communications Co., Ltd. Ms. Cheng has decades of experience in business development and investment. She has been awarded the Insignia of the Commander of the Royal Order of the Polar Star bestowed by His Swedish Majesty King Carl Gustav XVI of the Kingdom of Sweden and the Gold Bauhinia Star of the Hong Kong Special Administrative Region Government.

Mr. Fang Keng, born in 1939, graduated from Massachusetts Institute of Technology with a Chemical Engineering Master degree in the 1960s. He is the chairman of Fang Brothers Knitting Ltd., a non-executive director of Hong Kong and Shanghai Banking Corporation Ltd. and a committee member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Fang also undertakes many other posts in major industrial or commercial associations and public service institutes, such as the chairman of the Hong Kong Productivity Council, chairman of the Board of Governors of the Prince Philip Dental Hospital, honorary chairman of Textile Council of Hong Kong Ltd., honorary chairman of Hong Kong Woollen & Synthetic Knitting Manufacturers' Association Limited and member of the Textile Advisory Board.

Mr. Hong Yin Xing, born in 1950, PhD tutor, famous economist in the PRC. Mr. Hong has taught in Nanjing Normal University. He served as a tutor in the University since 1976, a lecturer since 1982 and a professor since 1987. He is now the vice president of the University. Mr. Hong has long been engaged in the study of economics and is extremely knowledgeable in the field. He has received several honorary awards from the state government for his outstanding contributions.

Mr. Yang Xiong Sheng, born in 1960, PhD supervisor. Mr. Yang has taken up the position as the director of the research class of the Lianyungang Finance School in Jiangsu province in 1981. In 1987, he worked at the Lianyungang Audit Bureau of Jiangsu province. In 1994, he was transferred to the Faculty of Accounting of the Nanjing University and has been the faculty director of since 1999. Mr. Yang has extensive experience in financial accounting.

Supervisors

Mr. Zhou Jian Qiang, born in 1953, senior economist and senior engineer. Mr. Zhou graduated in 1985 with a master degree. He has been a director of Jiangsu Provincial Planning Economy Committee since 1985, and a deputy general manager of Jiangsu ITIC in 1997. He served as a deputy director of Jiangsu Provincial Planning Economy Committee in 1999 and the vice chairman and general manager of Communications Holdings since January 2001. Mr. Zhou has been involved in investment management, finance and securities for a long time and has extensive experience in operation and management.

Mr. Zhang Cheng Yu, born in 1951, tertiary educated, senior economist. Mr. Zhang has been the deputy general manager, deputy party secretary, general manager and secretary of party committee of Yangzhou Motoring Corporation since 1985, and has been the deputy head of the Communications Bureau of Yangzhou city since 1996. In January 2001, he took up the position of deputy general manager of Jiangsu Yangtze Bridge Co., Ltd. He has been the general manager of Jiangsu Ning-Jing-Yen Expressway since July 2001. He took up the position as the manager of the personnel department at Jiangsu Communications Holdings Ltd. in January 2002. Mr. Zhang has extensive experience in financial management and communication administration.

Mr. Qian Yong Xiang, elected by the Company's employee union as supervisor, born in 1964, master of engineering, MBA. Mr. Qian is currently the manager of the Investment and Development Department of the Company. He taught at Southeast University from 1987 to 1992. Mr. Qian joined the Company in 1992 and has held various posts including head of Development Division and deputy manager of the Investment Securities Department. Mr. Qian has been engaged extensively in the research of communications strategy, company investment analysis and management, construction projects and operation management.

Mr. Wu Yu Jun, elected by the Company's employee union as supervisor born in 1963, university graduate with double degrees, senior engineer. Mr. Wu has served in the Suzhou Municipal Management Office of Communications Projects since 1991. He joined the Jiangsu Expressway Command Office in 1992 and became the head of the Engineering Division in 1993. Mr. Wu worked as the deputy head of the Company's Suzhou Management Officesince 1997 and became the manager of the Company's Human Resources Department since 2002. Mr. Wu has been extensively engaged in the field of communications management and has accumulated rich experience in road construction and corporate management.

Ms. Ma Ning, born in 1956, tertiary educated, accountant. Ms. Ma is the deputy manager of Administration and Human Resources Department of Huajian Transportation Economic and Development Centre. She has served as an accountant in the financial department of the Communications Department since 1975. Ms. Ma joined the China Association of Navigation as an accountant in January 1990. She has been working for Huajian Transportation Economic and Development Centre since June 1994 and is now a departmental deputy manager.

Exhibit 36

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT OF THE 16th SESSION OF THE THIRD BOARD OF DIRECTORS MEETING

Notice is hereby given that the 16th session of the Third Board of Directors Meeting (the "Meeting") was held by the Company in the morning on Thursday, 20th March 2003 at Nanjing Jinling Hotel. There should be 11 directors present and 11 directors were present. Members of the Supervisory Committee and the senior management staff attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan, the Chairman of the Company. The procedure for convening the Meeting was in compliance with the relevant provisions of Company Law and Articles of Association. The following were considered and approved at the Meeting:

1. The annual report of the Board for the year ended 31st December 2002 was approved;

2. The audited accounts and the auditors' reports for the year ended 31st December 2002 were approved;

3. The distribution scheme in respect of the final dividends of the Company for 2002 was approved: Based on the audit conducted by Messrs PricewaterhouseCoopers, the Company achieved a net profit of RMB816,833,308 under PRC Accounting Standards and a net profit after taxation of RMB854,445,000 under Hong Kong Generally Accepted Accounting Principles. Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the Hong Kong Generally Accepted Accounting Principles, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB468,813,520 as at the beginning of the period, the total distributable profit is RMB1,145,819,878. Based on the aggregate 5,037,747,500 shares in issue, the board of directors recommended a final dividend of RMB1.30 per 10 shares to all shareholders;

4. The proposed profit distribution scheme of the Company for 2003 was approved: In 2003, the Company will pay cash dividends once, the amount would represent not less than 50% of the net profit for the same year. The retained profit accumulated over the past years would not be distributed under the 2003 profit distribution scheme;

5. The adoption of the Hong Kong Generally Accepted Accounting Principles for the 2002 accounts was approved;

6. The annual report and the final results announcement for 2002 were approved;

7. The notice of the 2002 Annual General Meeting and the related matters were approved;

8. Change of Directors

   1) The re-appointment of Mr. Shen Chang Quan as a Director of the Company was proposed;

   2) The appointment of Mr. Sun Hong Ning as a Director of the Company was proposed;

   3) The re-appointment of Mr. Zhang Wen Sheng as a Director of the Company was proposed;

   4) The re-appointment of Mr. Chen Xiang Hui as a Director of the Company was proposed;

   5) The re-appointment of Mr. Fan Yu Shu as a Director of the Company was proposed;

   6) The re-appointment of Mr. Cui Xiao Long as a Director of the Company was proposed;

   7) The re-appointment of Mr. Wang Zheng Yi as a Director of the Company was proposed;

   8) The re-appointment of Ms. Cheng Chang Yung Tsung, Alice as an independent director of the Company with an annual allowance of HK$100,000 was proposed;

   9) The re-appointment of Mr. Fang Keng as an independent director of the Company with an annual allowance of HK$100,000 was proposed;

   10) The appointment of Mr. Hong Yin Xing as independent director of the Company with an annual allowance of HK$40,000 was proposed;

   11) The re-appointment of Mr. Yang Xiong Sheng as independent director of the Company annual allowance of HK$40,000 was proposed;

9. The Promotors' Agreement in relation to the Establishment of Jiangsu Sundian Engineering Co., Ltd. (現代路橋有限責任公司) (the "Promotors' Agreement") and its execution were approved; the Contract for the Maintenance Works of Jiangsu Expressway Company Limited and its execution after the establishment of Jiangsu Sundian Engineering Co., Ltd. were approved; the Contract for the Maintenance Works of Guangjing Xicheng Expressway Company Limited was approved and it was agreed that Guangjing Xicheng Expressway Company Limited would execute such agreement after the establishment of Jiangsu Sundian Engineering Co., Ltd.; and it was approved that a committee of the board of directors be established pursuant to Article 112 of the Articles of Association of the Company to handle all matters in relation to the Promotors' Agreement and the maintenance contracts to be entered into upon the

establishment of Jiangsu Sundian Engineering Co., Ltd., including but not limited to the review and approval of the relevant maintenance contracts and the execution of such contracts, the preparation of all announcements required by The Stock Exchange of Hong Kong Limited and The Shanghai Stock Exchange, and the review and approval of the execution of any necessary documents or the taking of any necessary action on the part of the Company for the purpose of completing such matters.

10. The transfer of the operation rights on the billboards along the Jiangsu section of the Shanghai-Nanjing Expressway to Jiangsu Nanjing Investment & Development Co., Ltd. (江蘇寧滬投資發展有限公司) and the relevant transfer agreement were approved;

11. The arrangement for the centralised maintenance of the section from the Wuxi hub to the Suzhou-Shanghai junction of Shanghai-Nanjing Expressway was approved;

12. The proposal to authorise The Stock Exchange of Hong Kong Limited to forward a copy of each of the applications lodged by the company and all announcements, statements, circulars and other documents that would be delivered to the shareholders to the Securities and Futures Commission of Hong Kong upon request was approved; and a director of the Company was authorized to execute the relevant power of attorney on the behalf of Company.

13. The proposal to pay RMB16,838,000 to the employees qualified under the cash housing allowance scheme in this year was approved. Such amount has been set off against the opening balance of the distributable profits in 2002.

Annexes:

1. Declarations made by the nominator of the candidates for the posts of the independent directors

2. Declarations made by the candidates for the posts of the independent directors

By Order of the Board
Yao Yong Jia **Lam Che Wah**
Board Secretary

Nanjing, the PRC, 20th March 2003

Annex 1:

DECLARATION MADE BY THE PERSON WHO MAKE NOMINATION FOR THE POST OF THE INDEPENDENT DIRECTOR OF THE COMPANY

The Board of Director of Jiangsu Expressway Company Limited (the "Company"), the nominating party, hereby makes a declaration to the public concerning the nomination of Ms. Cheng Chang Yung Tsung, Alice, Mr. Fang Keng, Mr. Hong Yin Xing and Mr. Yang Xiong Sheng as independent directors of the Fourth Board of the Company (the "nominees"). The nominees do not have any relationship with the Company that will affect each of their independence. The details of the declaration are as follows:

The nomination is made upon thorough understanding of the profession, academic qualification, title, work experience and all part-time positions of the nominees (please refer to the curriculum vitae of the nominees attached hereto as an appendix). Each of the nominees has agreed in writing to be the independent directors of the Fourth Board of the Company. (The Declaration made by the proposed independent directors are attached hereto as another annex). The nominating party considers each of the nominee:

1. eligible to be a director of any listed company pursuant to the laws, administrative regulations and other relevant requirements;

2. eligible to be appointed for the position in accordance with the Articles of Association of the Company;

3. satisfy the standard of independence as required by the "Guiding Opinions on the Establishment of the System of Independent Directors in the Listed Companies" issued by the China Securities Regulatory Commission:

    1) neither the nominees, nor his/her immediate family members and major social associates work in the Company or any of its subsidiaries;

    2) neither the nominees nor any of his/her immediate family members is a shareholder of the Company who directly and indirectly holds 1% or more of the issued share capital of the Company, or among the top ten shareholders of the Company;

    3) neither the nominees nor any of his/her immediate family members is working for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company, or for any of the top five corporate shareholders of the Company;

    4) all of the nominees do not fall into any of the above 3 categories in the most recent year;

    5) the nominees are not involved in the provision of financial, legal, management consultancy and technical consultancy services to the Company and its subsidiaries.

4. do not act as independent directors for more than five listed companies, including the Company.

The nominating party hereby warrants that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The nominating party completely understands the possible consequence of providing a false statement.

The nominating party: Jiangsu Expressway Company Limited

Nanjing, 20th March 2003

Annex 2:

DECLARATIONS MADE BY THE CANDIDATE FOR THE POST OF THE INDEPENDENT DIRECTOR

Each of Cheng Chang Yung Tsung, Alice, Fang Keng, Hong Yin Xing and Yang Xiong Sheng has separate made a declaration as follows:— The undersigned, being nominated as independent director of the Fourth Board of Jiangsu Expressway Company Limited (the "Company"), hereby declares to the public that there is no connection between the Company and the undersigned that will affect my independence as an independent director of the Company. The specific declaration is as follows:

1. Neither the undersigned nor any of my immediate family members and major social associates works in the Company or any of its subsidiaries;

2. Neither the undersigned nor any of my immediate family members directly and indirectly holds 1% or more of the issued share capital of the Company;

3. Neither the undersigned nor any of my immediate family members is among the top ten shareholders of the Company;

4. Neither the undersigned nor any of my immediate family members works for any corporate shareholder which directly and indirectly holds 5% or more of the issued share capital of the Company;

5. Neither the undersigned nor any of my immediate family members works in the top five corporate shareholders of the Company;

6. The undersigned do not fall under any of the circumstances as described in the five items above in the last year;

7. The undersigned am not involved in the provision of financial, legal, management consultancy and technical consultancy services to the Company or any of its subsidiaries;

8. The undersigned have not received any undisclosed additional benefits from the Company, its substantial shareholders or other organizations and officers that are interested in the Company;

9. The undersigned am eligible to be appointed for the position in accordance with the Articles of Association.

In addition, the undersigned have not been appointed as independent directors for more than five listed companies, including the Company.

The undersigned fully understand the duties as independent director and warrant that the above declaration is true, complete and accurate and does not contain any false or misleading statement. The undersigned completely understand the possible consequence of providing a false statement. The China Securities Regulatory Commission shall confirm my eligibility

and independence in accordance with this declaration. During the term of office as the Company's independent directors, the undersigned shall comply with the regulations, requirements and notices issued by the China Securities Regulatory Commission. I shall ensure that I have adequate time and effort to perform our duties. I shall make independent judgments without any influence from the substantial shareholders, actual controlling parties or other organizations or individuals that are interested in the Company.

The Declarant

Nanjing, 11th March 2003"

Exhibit 37

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited
(a joint stock limited company incorporated in the People's Republic of China)

ANNOUNCEMENT OF THE 8TH SESSION OF THE THIRD SUPERVISORY COMMITTEE MEETING

Notice is hereby given that the 8th session of the Third Supervisory Committee Meeting was held by the Company in the morning on Wednesday, 19th March 2003 at a meeting room in Nanjing Jingling Hotel. There should be 5 supervisors present and 4 were present. The Meeting was chaired by Mr. Zhong Zhang Wan. The procedures taken to convene the Meeting were in compliance with the relevant provisions of the Company Law and Articles of Association.

After taking a vote, all supervisors who attended the Meeting resolved that:

1. The Report of the Supervisory Committee for the year ended 31st December 2002 was considered and approved;
2. The Annual Report for 2002 and its summary were considered and approved;
3. Changes of Supervisors:
   (1) the appointment of Mr. Zhou Jian Qiang as supervisor was considered and proposed;
   (2) the appointment of Mr. Zhang Cheng Yu as supervisor was considered and proposed;
   (3) the appointment of Mr. Qian Yung Xiang as supervisor representing the staff was considered and proposed;
   (4) the appointment of Mr. Wu Yu Jun as supervisor representing the staff was considered and proposed; and
   (5) the appointment of Ms. Ma Ning was elected as supervisor was considered and proposed.

Supervisory Committee
Jiangsu Expressway Company Limited

Nanjing, the PRC 20th March 2003

Exhibit 38

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Announcement on Change of Accounting Standard for the year ended 31 December 2002

Accounts for the year 2002 according to the generally acceptable accounting principles in the People's Republic of China.

Reference is made to the announcement on the final results for the year 2002 dated 20th March, 2003. The Company sets out below the summary of the Group's account for the year 2002 prepared in accordance with the PRC generally acceptable accounting principles.

1 Important

The board of directors of the Company (the "Board") and each of the directors of the Company warrants that the information set out herein does not contain any false representation, misleading statement or material omission; and they severally and collectively take responsibility for the truthfulness, accuracy and completeness of the content hereof. These highlights are extracted from the annual report. For details, investors should read the full text of the annual report.

Mr. Zhou Jian Qiang and Mr. Wang Zheng Yi, both directors of the Company, were absent from the Board meeting on their own accords, and respectively authorised the Chairman Mr. Shen Chang Quan to vote on their behalf. Mr. Wang Guo Gang, an independent director of the Company, was absent from the Board meeting on his own accord, and authorised Mr. Yang Xiong Sheng, a director of the Company, to vote on his behalf.

Chairman of the Company Mr. Shen Chang Quan, General Manager Mr. Chen Xiang Hui and Manager of the Finance Department Ms. Liu Wei warrant that the information contained in the annual report is true and complete.

2 Particulars of the Company

2.1 *Particulars*

Stock name	Jiangsu Express (A Shares)	Jiangsu Express (H Shares)	JEXWW (ADR)
Stock code	600377	0177	477373104
Place of Listing	Shanghai Stock Exchange	Hong Kong Stock Exchange	the United States
Registered address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China		
Postal code	210004		
Website	http://www.jsexpressway.com		
E-mail	nhgs@public1.ptt.js.cn		

2.2 *Contact person and method*

	Secretary to the Board	Enquiry for securities affairs
Name	Yao Yong Jia	Jiang Tao, Lou Qing, Bian Qing Mei
Correspondence address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China	
Telephone	8625-4469332	8625-4200999-4706-4705
Fax	8625-4466643	
E-mail	dms@jsexpressway.com	

3 Accounting Data and Financial Indices

	2002	2001	Comparison to last year (+/- %)	2000
Revenue from ordinary business	2,026,238	1,625,992	24.62	1,381,696
Total profits	1,235,272	940,590	31.33	828,265
Net profits	816,833	780,864	4.61	691,486
Net profits after extraordinary items	819,725	625,593	31.03	566,734

	Year end of 2002	Year end of 2001	Comparison to last year (+/- %)	Year end of 2000
Total assets	15,081,793	14,914,400	1.12	15,057,227
Shareholders' interests (excluding minority shareholders' interests)	13,613,202	13,470,559	1.06	13,319,413
Net cash inflow generated from business	1,301,452	1,089,528	19.45	1,005,143

3.2 *Major financial indices*

	2002	2001	Comparison to last year (+/- %)	2000
Earnings per share	0.162	0.16	1.25	0.14
Earnings per share				
Yield on net assets	6%	5.8%	3.45	5.2%
Yield on net assets on the basis of net profit after extraordinary items	6.02%	4.64%	29.74	4.25%
Net cash inflow from ordinary business per share	0.26	0.22	18.18	0.20

	Year end of 2002	Year end of 2001	Comparison to last year (+/- %)	Year end of 2000
Net assets per share	2.7	2.67	1.12	2.64
Adjusted net assets per share	2.7	2.67	1.12	2.64

3.3 *Difference between the PRC and Hong Kong Accounting Standards*

RMB'000

	PRC accounting standards	Hong Kong accounting standards
Net profits	816,833	854,445

Explanation

The difference is due to the different valuation and subsequent depreciation of fixed assets and the different amortisation of land use rights under Hong Kong accounting standards and PRC accounting standards.

4 Changes in Share Capital and Shareholdings

4.1 *Changes in Share Capital*

Table showing changes in the share capital of the Company

Number of shares

		Before	Changes (+/-)	After
A.	Unlisted shares			
1.	Promoters' shares including:	3,381,214,600		3,381,214,600
	State-owned shares			
	Domestic legal person shares	2,781,743,600		2,781,743,600
	Overseas legal person shares	599,471,000		599,471,000
	Others			
2.	Public offered legal person shares	284,532,900		284,532,900
3.	Employees' shares			
4.	Preference shares and others	3,665,747,500		3,665,747,500
	Total of unlisted shares			
B.	Listed shares			
1.	Renminbi ordinary shares	150,000,000		150,000,000
2.	PRC listed foreign shares			
3.	Overseas listed foreign shares	1,222,000,000		1,222,000,000
4.	Others			
	Total of listed shares	1,372,000,000		1,372,000,000
C.	Total number of shares	5,037,747,500		5,037,747,500

Note: The total number of shares and the share capital structure of the Company remained unchanged during the review period.

4.2 *Shareholdings of the Top Ten Shareholders*

Total number of shareholders at year end 18,352

Shareholdings of the top ten shareholders

Name of shareholders (in full)	Changes in the year	Shareholdings at year end	(%)	Status	Class
Jiangsu Communications Holdings Ltd.		2,781,743,600	55.22	unlisted	state-owned shares
Huajian Transportation Economic and Development Centre		597,471,000	11.86	unlisted	state-owned legal person shares
The Capital Group Companies Inc		154,696,000	3.07	listed	H shares
Capital Research and Management Company	88,250,000	88,250,000	1.75	listed	H shares represented by ADR
Yinhe Securities Limited (銀河証券有限責任公司)	-426,765	18,983,505	0.38	listed	A shares
Huaxia Securities Limited (華夏証券有限責任公司)		16,660,000	0.33	unlisted	public legal person shares
Shenyin Wanguo Securities (H.K.) Limited		14,450,000	0.29	unlisted	public legal person shares
Winner Glory Development Ltd		12,000,000	0.24	listed	H shares
Jiangsu Xinsu Investment Management Company (江蘇鑫蘇投資管理公司)		8,484,000	0.17	unlisted	public legal person shares
Jiangsu Huiyuan Real Estate Development Company (江蘇滙遠房地產發展實業公司)		6,200,000	0.12	unlisted	public legal person shares
Sunong Laofu(蘇農勞服)	4,760,149	4,760,149	0.08	listed	A shares

Connected persons or parties acting in concert with the top ten shareholders	The Company is not aware of any persons who are connected persons or are acting in concert with the top ten shareholders

4.3 ***Particulars of the controlling shareholder and its beneficiary***
4.3.1

Changes in the controlling shareholder and its beneficiary

☐ Applicable √ Not applicable

4.3.2 Details of the controlling shareholder and its beneficiary

1. Controlling Shareholder - Jiangsu Communications Holding Co., Ltd.

   Pursuant to the "Approval Document from the Provincial Government Regarding the Establishment of Jiangsu Communications Holding Co., Ltd." (Su Zheng Fu [2000] No. 132), the predecessor of the controlling shareholder of the Company, Jiangsu Communications Investment Corp., was renamed as Jiangsu Communications Holding Co., Ltd. ("Communications Holding") on 15th September, 2000. Communications Holding holds 2,781,743,600 shares in the Company, representing 55.22% of the total share capital of the Company.

   Communications Holding was incorporated with the capital from the provincial government, which authorised it as an operating unit of investment nature with state-owned assets and an investment entity. Its legal representative is Mr. Shen Chang Quan. Its registered capital is RMB4,600,000,000. To such extent as authorised by the provincial government the Company is engaged in the operation and management of State-owned assets investment construction, the operation and management of communications infrastructure, transport and related sectors, industrial investment and domestic trading (for specific projects to be operated upon submission and having been approved by the State).

   Aside from the Company, Communications Holding does not hold more than 5% shares in listed companies.

2. Shareholders holding 10% or more domestic shares - Huajian Transportation Economic and Development Centre

   Huajian Transportation Economic and Development Centre ("Huanjian Centre") holds 597,471,000 shares in the Company, representing 11.86% of the total share capital of the Company, and it is the second largest shareholder of the Company.

   Huajian Centre was incorporated on 18th December, 1993 as a collectively-owned enterprise. Its legal representative is Mr. Fu Yu Ning. Its registered share capital is RMB500,000,000, and its scope of business covers the comprehensive development and contractual construction of roads, docks, ports and channels; the research and development of new technologies, new products and new materials for transport infrastructure, and the provision of such products and consultancy services; and manpower training.

3. The Capital Group Companies Inc. holds 154,696,000 H Shares, representing 12.66% of the total number of H shares issued by the Company.

5 **Directors, Supervisors and Senior Management**

5.1 Changes in Shareholdings of Directors, Supervisors and Senior Management

Name	Title	Sex	Age	Term of office	At the beginning of the year	At the end of the year	Reason
Shen Chang Quan	Chairman	Male	55	April 2001 to 2003	0	0	0
Zhou Jian Qiang	Director	Male	50	April 2001 to 2003	0	0	0
Zhang Wen Sheng	Director	Male	56	May 2002 to 2003	0	0	0
Chen Xiang Hui	Director and general manager	Male	40	April 2001 to 2003	0	0	0
Fan Yu Shu	Director	Female	51	May 2000 to 2003	0	0	0
Cui Xiao Long	Director	Male	42	April 2001 to 2003	0	0	0
Wang Zheng Yi	Director	Male	45	May 2000 to 2003	0	0	0
Cheng Chang Yung Tsung, Alice	Independent director	Female	71	May 2000 to 2003	0	0	0
Fang Keng	Independent director	Male	64	May 2000 to 2003	0	0	0
Wang Guo Gang	Independent director	Male	48	April 2002 to 2003	0	0	0
Yang Xiong Sheng	Independent director	Male	43	April 2002 to 2003	0	0	0
Zhong Zhang Wan	Chairman of the supervisory committee	Male	60	May 2000 to 2003	0	0	0
Jia Da Kang	Supervisor	Male	60	May 2000 to 2003	0	0	0
Xu Yang	Supervisor	Male	31	April 2001to 2003	0	0	0

Name	Title	Sex	Age	Term of office	At the beginning of the year	At the end of the year	Reason
Zhang Cheng Yu	Supervisor	Male	52	May 2002 to 2003	0	0	0
Ma Ning	Supervisor	Female	46	April 2001 to 2003	0	0	0
Li Da Peng	Deputy general manager	Male	50	December 2000 to 2003	0	0	0
Liu BuCun	Deputy general manager	Male	53	December 2000 to 2003	0	0	0
Wu Zan Ping	Deputy general manager	Male	39	August 2001 to 2003	0	0	0
Yao Yong Jia	Secretary to the Board	Male	39	December 2000 to 2003	0	0	0
Liu Wei	Financial Manager	Female	47	December 2000 to 2003	0	0	0
Lam Che Wah	Hong Kong company secretary	Male	39	one year starting from June 2002	0	0	0

5.2 Employment of Directors and Supervisors in Shareholder Companies

Name	**Shareholders**	**Position**	**Duration**	**Entitlement to salary or allowance**
Shen Chang Quan	Jiangsu Communications Holdings Ltd.	Chairman	since January 2001	Nil
Zhou Jian Qiang	Jiangsu Communications Holdings Ltd.	Vice chairman and general manager	since November 2000	Nil
Fan Yu Shu	Jiangsu Communications Holdings Ltd.	Financial and audit manager	two years from December 2002	Nil
Cui Xiao Long	Jiangsu Communications Holdings Ltd.	Investment development manager	two years from February 2002	Nil
Zhang Cheng Yu	Jiangsu Communications Holdings Ltd.	Personnel manager	one year from January 2002	Nil
Zhang Wen Sheng	Huajian Transportation Economic and Development Centre	Deputy general manager	since November 1998	Nil
Ma Ning	Huajian Transportation Economic and Development Centre	Deputy manager of administration and personnel	since September 1998	Nil
Wang Zheng Yi	Jiangsu Communications Construction Group	Chairman	since April 2002	Nil

5.3 Remuneration of Directors, Supervisors and Senior Management

Aggregated remuneration for the year	RMB1,588,000
Total remuneration of the three highest paid directors	RMB452,000
Total remuneration of the five highest paid senior management	RMB936,000
Allowances for independent directors	HK$200,000, RMB80,000
Other payments to independent directors	Nil
Other unpaid directors and supervisors of the Company	Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Ms. Zhang Wen Sheng, Ms. Fan Yu Shu, Mr. Cui Xiao Long, Mr. Wang Zheng Yi, Mr. Xu Yang, Mr. Zhang Cheng Yu and Ms. Ma Ning

Band of remuneration	Number of persons
RMB100,000 -250,000	8

6. Report of the Board of Directors

6.1 Management, discussion and analysis for the period

During the year 2002, the Group continued the positive expansion of its asset base through pro-active participation and opportune investment, fully leveraging on its internal strengths as well as capitalising on the overwhelming positive macro-economic environment. Attempts are made to explore new business frontiers while reinforcing existing core operations, underpinning our incessant quest for profit growth. Marked efforts were also dedicated for the pursuit of rationalised and effective management and standardised operations, with a view to achieving stable and healthy corporate development.

Thanks to the strong boost to the toll road operations, the Group achieved a brilliant record of continued growth for six years in a row. Measured in accordance with the PRC accounting standards, gross total revenue for the year amounted to RMB2,272,515. Profit after tax was approximately RMB816,833,308, while earnings per share were about RMB0.1621, up 4.58% from the same period last year.

6.2 Analysis of principal business by nature and products

Principal business by industry, or product	Revenue from principal business	Cost from principal business	Gross margin (%)	Revenue comparison to last year (+/-%)	Cost comparison to last year (+/-%)	Gross Margin comparison to last year (+/-%)
Shanghai-Nanjing Expressway	1,431,371	422,450	70.49	24.23	19.34	1.75
Nanjing-Shanghai class 2 Highway	249,899	109,966	56	11.09	23.22	—7.18
Beijing-Lianyungang class 1 High way-Nanjing Section	52,874	28,069	46.91	4.88	110.12	—36.17
Guangjing Expressway	124,693	34,596	72.25	44.76	119.95	—11.6
Xicheng Expressway	167,402	46,446	72.25	49.04	1.26	22.13

6.3 Analysis of principal business by Location

Location	Operating income	Comparison to last year (+/- %)
Jiangsu Province	RMB2,026,238,000	24.62

6.4 Suppliers and Customers

☐Applicable √Not applicable

6.5 Operating Results of Investee Companies (applicable to those whose investment return accounted for over 10% of the net profits of the Company)

Investee Company	Contribution to investment return for the period	Percentage of net profits	Investee Company Scope of operation	Investee Company Net profits
Jiangsu Guangjing Xicheng Expressway Company Limited	115,350	14%	Construction, management, maintenance and fee collection of Jiangsu Guangjing Xicheng Expressway, and the related storage, passenger and goods transport, and automobile repairs	134,148
Jiangsu Yangtze Bridge Co., Ltd.	22,280	3%	Primarily the construction, management and maintenance and operation of the Jiangyin-Yangtze Highway and other communications infrastructure	119,267

6.6 Explanation to changes of the principal business and its structure

☐Applicable √Not applicable

6.7 Explanation to material changes in the profitability (gross profit margin) of the principal business as compared to the previous year

☐Applicable √Not applicable

6.8 Analysis of material changes in operating results and profit structure as compared to the previous year

☐Applicable √Not applicable

Analysis of material changes in general financial condition as compared to the previous year

☐Applicable √Not applicable

6.9 Disclosure on the material impact that changes in operating environment, economic policies, and laws and regulations have, being or will be inflicted on the financial position and results of business pursuits of the Company

The Company could no longer benefit from the preferential taxation policy in 2002, and was accordingly subject to a tax rate of 33%. This had a certain impact on the earnings of the Company. For the year 2002, the income tax payable by the Group was RMB400,500,000, or 272.14% of the tax paid for last year.

6.10 Realisation of the profit forecast

□Applicable √Not applicable

6.11 Implementation progress of business plans

□Applicable √Not applicable

6.12 Utilisation of proceeds from public offer

□Applicable √Not applicable

Change of projects

□Applicable √Not applicable

6.13 Utilisation of funds other than proceeds from public offer

Project	**Amount**	**Progress**	**Revenue**
Jiangsu Ninghu Investment and Development Co., Ltd	$95,000,000	Registration to the commerce and industry authorities completed on 23rd September, 2002	$10,000
Shanghai Zhongjiao Haide Transport Technology Co., Ltd. (上海中交海德交通科技股份有限公司)	$7,500,000	Established on 30th May, 2002	$10,000
Total	$102,500,000	—	$20,000

6.14 Explanation of the Board of Directors to the "non-standard opinions" of the accounting firm

□ Applicable √Not applicable

6.15 Business plan of the Board for the year to come

1. Shanghai-Nanjing Expressway will be widened and redeveloped to cater for the growing traffic demand. The feasibility study and the expansion plan are being seriously reviewed. It is expected to have substantial progress in 2003.

2. Nangjing-Shanghai Class 2 Highway will continue the re-alignment of its toll stations and is ready to commence operation in the first half of 2003. Efforts will be made to minimise any teething troubles and disturbance that may arise from the re-alignment project to ensure a smooth transit.

3. The Company will continue to designate year 2003 as the "Management Year", during which we are set to achieve management objectives of enhancing disciplines in business practices, improving service standards, introducing performance appraisal systems and promoting rationalised decision-making. A human resource management structure that emphasises both fairness to employees and competitiveness for the Company will be put in place to ensure results-driven performance.

4. Practical financial policies and capital raising programmes will be formulated on the basis of the Company's operational requirements and investment plans. Opportunities to participate in relevant projects will be actively pursued to expand the Company's portfolio of toll roads and bridges in Jiangsu Province.

Profit forecast for the coming year

☐ Applicable √Not applicable

6.16 Profit distribution scheme and capital reserve transfer proposal

The Company recorded a net profit of RMB816,833,308 for the year 2002. After appropriation of 10% statutory surplus fund and 5% statutory public welfare fund and adding the retained profit of RMB468,813,520 as at the beginning of the year, the total distributable profit is RMB1,285,646,828. Based on the aggregate number of shares in issue of 5,037,747,500, the Board recommends a final dividend of RMB1.3 (tax inclusive) per 10 shares to all shareholders.

The above profit distribution scheme proposed by the Board will be put before the annual general meeting for 2002 for approval. The actual schedule and procedures for payment of the final dividends will be announced separately.

7. Important events

7.1 Acquisition of assets

Counterpart of the transaction and assets acquired	Acquisition date	Consideration	Contribution to net profit for the period from the acquisition date to the end of the year	Connected transaction	Basis of pricing
Approximately 33.33% interests in Jiangsu Suzhou-Jiading-Hangzhou Expressway Co., Ltd. held by Jiangsu Communications Holdings Ltd.	28th May, 2002	$315,400,000	Nil	Yes	Based on the valuation report of the assets

7.2 Disposal of assets

☐ Applicable √Not applicable

The impact of the events mentioned in section 7.1 and 7.2 on business continuity and management stability.

Jiangsu Sujiahang Expressway is an essential byway of the Tongjian-Sanya National Highway and forms an important part of the expressway system of Jiangsu province. It serves as a transportation hub of Jiangsu and Zhejiang. Jiangsu Sujiahang Expressway joins Shanghai-Nanjing Expressway in Suzhou, and will play a key role in relieving the traffic to and from the northern part of Jiangsu, Zhejiang, Shanghai and Nanjing. This will in turn increase the traffic flow of the Jiangsu section of the Shanghai-Nanjing Expressway, a major operating asset of the Company. As a result, the acquisition will mean a substantial improvement in the business strengths of the Company and will help to enhance the asset base of the Company. As such, it is in line with the focus on the business growth of the Company.

7.3 Substantial obligations

☐ Applicable √Not applicable

7.4 Credits and debts involving connected parties

☐ Applicable √Not applicable

7.5 Entrusted Investment

Trustee	Amount	Period	Agreed revenue	Actual revenue	Actual amount recovered
Suzhou Investment Company	$100,000,000	From 1st June, 2002 to 31st May, 2003	Nil	No settlement before the expiry of the trust agreement	

7.6 Progress of pledges made in the previous report

1. In the profit distribution scheme for 2002, the Board of the Company pledged on payment of a cash dividend totaling not less than 50% of the net profit for the year.

   The profit distribution scheme for 2002 is completely in line with the resolution of the Board. For details, please refer to the section headed "Profit Distribution Proposal for the year" in the Report of the Board of Directors.

2. During the period under review, no disclosure has been made in the designated press or on the web regarding the information of shareholders holding more than 5% shares in the Company.

7.7 Material litigation

☐ Applicable √Not applicable

7.8 Performance of independent directors

During the period under review, the committee of the Board of Directors of the Company met twice to consider the project investment, audit of financial statements and other matters.

During the period under review, the independent directors of the Company have discharged their duties in good faith and with due diligence to protect the interests of the Company as a whole, in particular the legitimate interests of the minority shareholders, in accordance with the relevant laws and regulations and the Articles of Association. Independent opinions have been expressed in the review of the connected transactions and material events of the Company.

8. **Report of the Supervisory Committee**

The Supervisory Committee believes that during the year, the Company has been in compliance with the laws, and the financial position, use of proceeds from share offer, corporate acquisition, asset disposals and connected transactions of the Company are all conducted in a proper manner.

9. **Financial statements**

9.1 Opinion of Auditor

The financial statements for the year 2002 have been prepared by PricewaterhouseCoopers Zhongtian CPA and an unqualified opinion has been given by the auditor.

9.2 Disclosure of the consolidated balance sheet, profit and loss account and cash flow statement of the Group and the balance sheet, profit and loss account and cash flow statement of the Company.

Balance Sheet

Description	Ending Balance		Opening Balance	
	Consolidation	Parent Company	Consolidation	Parent Company
Current Assets				
Cash and Bank deposits	719,611,366	496,965,485	775,622,715	642,437,403
Short-term investments	100,000,000	100,000,000	109,234,663	109,234,663
Notes receivable	—	—	—	—
Dividend receivable	5,239,458	5,239,458	10,750,250	10,750,250
Interest receivable	131,458	131,458	542,738	542,738
Accounts receivable	18,171,274	16,190,226	17,131,981	16,372,546
Other receivable	38,555,670	47,948,144	21,264,917	30,447,029
Prepayments	11,052,244	8,883,315	8,859,161	7,258,372
Subsidies receivable	—	—	—	—
Inventories	7,743,710	7,365,374	5,815,225	5,276,401
Deferred expenditures	—	—	—	—
Investment in debt securities, Current portion	—	—	—	—
Other current assets	—	—	—	—
Total current assets	900,505,180	682,723,460	949,221,650	822,319,402
Long-term investments				
Long-term equity investments	1,381,006,533	3,592,359,349	862,394,161	3,020,394,112
Investment in debt securities, non current portion	—	—	—	—
Total Long-term investments	1,381,006,533	3,592,359,349	862,394,161	3,020,394,112
Including: Consolidation differential Fixed Assets	—	—	—	

Description	Ending Balance Consolidation	Ending Balance Parent Company	Opening Balance Consolidation	Opening Balance Parent Company
Fixed assets				
Fixed asset, cost	12,912,033,273	10,379,920,423	12,777,384,822	10,269,037,829
Less: Accumulated depreciation	(1,635,937,687)	(1,526,078,166)	(1,263,658,944)	(1,195,573,016)
Net book value	11,276,095,586	8,853,842,257	11,513,725,878	9,073,464,813
Less: Provision for fixed assets impairment loss	—	—	—	—
Net book amount	11,276,095,586	8,853,842,257	11,513,725,878	9,073,464,813
Project materials	—	—	—	—
Construction-in-progress	12,525,157	11,890,267	13,438,870	3,124,676
Disposal of fixed assets	—	—	6,381	6,381
Total fixed assets	11,288,620,743	8,865,732,524	11,527,171,129	9,076,595,870
Intangible assets and other assets				
Intangible assets	1,509,767,503	1,509,767,503	1,573,336,663	1,573,336,663
Long-term deferred expenditures	1,893,277	—	2,276,242	—
Other Long-term assets	—	—	—	—
Total intangible assets and other assets	1,511,660,780	1,509,767,503	1,575,612,905	1,573,336,663
Deferred tax				
Deferred tax assets	—	—	—	—
Total assets	15,081,793,236	14,650,582,836	14,914,399,845	14,492,646,047

Description	Ending Balance		Opening Balance	
	Consolidation	Parent Company	Consolidation	Parent Company
Current liabilities:				
Short-term borrowings	120,000,000	120,000,000	210,000,000	210,000,000
Notes Payable	—	—	—	—
Accounts Payable	39,957,817	38,258,336	66,051,216	48,247,701
Trade deposits from customers	3,703,162	3,601,634	1,695,444	1,695,444
Salary Payable	12,483,399	12,483,399	12,557,000	12,557,000
Welfare Payable	12,264,450	9,903,882	9,099,006	8,022,477
Dividend Payable	660,724,748	660,724,748	642,387,088	637,507,359
Tax Payable	70,440,622	58,378,629	(3,481,960)	(7,259,532)
Payable to others	—	—	—	—
Other Payable	84,197,793	63,268,748	88,510,151	73,138,764
Accruals	—	—	—	—
Provision	—	—	—	—
Long-term borrowing, current portion	6,822,316	6,822,316	4,702,772	4,702,772
Other current liabilities	—	—	—	—
Total Current Liabilities	1,010,594,307	973,441,692	1,031,520,717	988,611,985
Non-current liabilities				
Long-term borrowings	61,493,867	61,493,867	50,312,918	50,312,918
Debentures	—	—	—	—
Long-term Payable	—	—	247,499,999	—
Payable for special purposes	—	—	—	—
Other non-current liabilities	—	—	—	—
Total non-current liabilities	61,493,867	61,493,867	297,812,917	50,312,918
Deferred tax				
Deferred tax liabilities	—	—	—	—
Total liabilities	1,072,088,174	1,034,935,559	1,329,333,634	1,038,924,903
Minority interests	396,503,024	—	131,345,067	—

Description	Ending Balance Consolidation	Ending Balance Parent Company	Opening Balance Consolidation	Opening Balance Parent Company
Shareholders' equity				
Share Capital (or Registered Capital)	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Less: Capital returned				
Capital reserve	7,484,538,998	7,484,538,998	7,484,538,998	7,484,538,998
Revenue reserve	602,448,076	563,197,257	462,621,126	440,672,261
Including: Statutory common welfare fund	200,816,024	187,732,418	154,207,041	146,890,753
Accumulated losses	(2,445,239)	—	—	—
Retained earnings	490,912,703	530,163,522	468,813,520	490,762,385
Exchange difference	—	—	—	—
Total shareholders' equity	13,613,202,038	13,615,647,277	13,453,721,144	13,453,721,144
Total liabilities and shareholders' equity	15,081,793,236	14,650,582,836	14,914,399,845	14,492,646,047

Statement of Income and Profit Appropriation

	Current Year Consolidation	Current Year Parent Company	Prior Year Consolidation	Prior Year Parent Company
1. Revenue from principal business	2,026,238,352	1,734,143,463	1,625,991,870	1,427,535,350
Less: Cost of sales	(641,526,560)	(560,484,543)	(518,194,612)	(456,597,629)
Sur-tax	(112,456,174)	(96,244,963)	(90,228,874)	(79,228,212)
2. Profit (loss) from principal business	1,272,255,618	1,077,413,957	1,017,568,384	891,709,509
Add: Other operating profit	52,108,570	48,835,208	22,915,383	19,977,701
Less: Operating Expenses	—	—	—	—
Administration Expenses	(136,233,355)	(128,721,287)	(127,644,353)	(122,471,779)
Financial Expenses	(2,430,653)	(4,833,042)	(3,290,694)	(4,773,647)

	Current Year		Prior Year	
	Consolidation	Parent Company	Consolidation	Parent Company
3. Profit (loss) from Operations	1,185,700,180	992,694,836	909,548,720	784,441,784
Add: Investment Income (loss)	42,638,970	156,879,254	37,192,541	108,322,995
Subsidy Income	—	—	—	—
Non-operating Income	20,058,941	13,130,783	8,529,024	7,297,358
Less: Non-operating Income	(13,126,027)	(11,683,115)	(14,680,223)	(14,299,107)
4. Net profit (loss) before taxation	1,235,272,064	1,151,021,758	940,590,062	885,763,030
Less: Income tax	(400,500,356)	(334,188,450)	(146,986,723)	(104,899,045)
Less: Minority Interest	(20,383,639)	—	(12,739,354)	—
Accumulated losses	2,445,239	—	—	—
5. Net profit (loss)	816,833,308	816,833,308	780,863,985	780,863,985
Add: Retained earnings - beginning of year	468,813,520	490,762,385	445,692,540	456,746,436
Other transferred in	—	—	—	—
6. Profit available for appropriation	1,285,646,828	1,307,595,693	1,226,556,525	1,237,610,421
Less: Statutory common reserve fund	(93,217,967)	(81,683,331)	(85,349,712)	(78,086,399)
Statutory common welfare fund	(46,608,983)	(40,841,665)	(42,674,855)	(39,043,199)
Staff welfare and bonus fund	—	—	—	—
Reserve fund	—	—	—	—
Enterprise expansion fund	—	—	—	—
Return of profits	—	—	—	—
7. Profit available for distribution to shareholders	1,145,819,878	1,185,070,697	1,098,531,958	1,120,480,823
Less: Dividends on preferential shares	—	—	—	—
Discretionary reserve	—	—	—	—
Dividends on ordinary shares	(654,907,175)	(654,907,175)	(629,718,438)	(629,718,438)
Dividends transferred to share capital	—	—	—	—

	Current Year		Prior Year	
	Consolidation	Parent Company	Consolidation	Parent Company
8. Retained earnings	490,912,703	530,163,522	468,813,520	490,762,385
Supplementary Information	—	—	—	—
Profit from disposal of department or investee enterprise	—	—	—	—
Loss incurred from natural disaster	—	—	—	—
Profit (loss) from change of accounting policy	—	—	—	—
Profit (loss) from change of accounting estimates	—	—	—	—
Loss incurred from debt restructure	—	—	—	—

Statement of Cash Flows

	Consolidation	Parent Company
1. Cash flow from operating activities		
Cash received from sales of good or rendering of services	2,431,238,442	2,076,848,957
Refund of tax and levies	—	—
Cash received from other operating activities	20,058,941	13,130,783
Subtotal of cash inflows form operating activities	2,451,297,383	2,089,979,740
Cash paid for purchasing of goods and services	(462,057,530)	(397,597,250)
Cash paid to and on behalf of employees	(121,596,241)	(108,424,310)
Taxes paid	(450,247,920)	(376,438,692)
Cash paid for other operating activities	(115,943,862)	(94,916,781)
Subtotal of cash outflows from operating activities	(1,149,845,553)	(977,377,033)
Net Cash flow from operating activities	1,301,451,830	1,112,602,707
2. Cash flows from investing activities		
Cash received from disposal of investments	53,304,661	53,304,661
Cash received from investment income	45,370,340	116,801,009

	Consolidation	Parent Company
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	—
Cash received from other investing activities	8,601,316	6,180,978
Subtotal of cash inflows from investing activities	107,276,317	176,286,648
Cash paid for fixed assets, intangible assets and other long-term assets	(150,352,865)	(132,580,052)
Cash paid for investments	(596,900,000)	(591,900,000)
Cash paid for other investing activities	—	—
Subtotal of cash outflows from investing activities	(747,252,865)	(724,480,052)
Net cash flow from investing activities	(639,976,548)	(548,193,404)
3. Cash flow from financing activities		
Proceeds from equity financing	5,000,000	—
Including: proceeds from minority interest financing	5,000,000	—
Proceeds from borrowings	469,055,253	469,055,253
Cash received from other financing activities	—	—
Subtotal of cash inflows from financing activities	474,055,253	469,055,253
Repayment of borrowings	(545,754,760)	(545,754,760)
Cash paid for distribution of dividends or profits	(655,021,787)	(642,416,377)
Including: cash paid to minority interest by subsidiaries	(12,605,410)	—
Cash paid for other financing activities	—	—
Including: cash paid to minority interest for capital returned by subsidiaries	—	—
Subtotal of cash outflows from financing activities	(1,200,776,547)	(1,188,171,137)
Net cash flow from financing activities	(726,721,294)	(719,115,884)
4. Effect of changes in foreign exchange rate	—	
5. Net (decrease) increase in cash and cash equivalents	(65,246,012)	(154,706,581)
Supplementary information		
1. Reconciliation of net profit to net cash flow from operating activities:		
Net profit	816,833,308	816,833,308
Add:GMinority interests	20,383,639	—
Accumulated losses	(2,445,239)	—

	Consolidation	Parent Company
Provision for impairment loss of assets	136,190	110,369
Depreciation of fixed assets	375,706,107	333,932,514
Amortisation of intangible assets	63,569,160	63,569,160
Amortisation of long-term deferred expenditures	382,965	—
Decrease in deferred expeditures (less: increase)	—	—
Increase in accruals (less: decrease)	—	—
Loss from disposal of fixed assets, intangible assets and other long-term assets	—	—
Loss from write off of fixed assets	3,896,831	3,896,831
Financial cost	2,536,555	4,956,893
Investment loss (less: Income)	(42,638,970)	(156,879,254)
Deferred tax liabilities (less: debit)	—	—
Decrease in investments (less Increase)	(1,928,485)	(2,088,973)
Decrease in operating receivables (less: increase)	7,103,070	(6,834,968)
Increase in operating payables (less: decrease)	57,916,699	55,106,827
Others	—	—
Current minority interests	—	—
Net cash flow from operating activities	1,301,451,830	1,112,602,707
2. Non-cash investing and financing activities:		
Debts transferred to capital	—	—
Convertible bonds due within one year	—	—
Fixed assets purchased under finance leases	—	—
3. Net increase in cash and cash equivalents:		
Cash, end of period	719,611,366	496,965,485
Less: cash, beginning of period	(775,622,715)	(642,437,403)
Add: Cash and cash equivalents, end of period	100,000,000	100,000,000
Less: cash equivalents, beginning of period	(109,234,663)	(109,234,663)
Net increase of cash and cash equivalents	(65,246,012)	(154,706,581)

9.4 Provide details if there are changes in the basis of consolidation compared with the latest annual report.

The Company made investment in Jiangsu Ninghu Investment and Development Co., Ltd. during the period under review and now holds 95% of its shares.

The Company, Jiangsu Guangjing Xicheng Expressway Company Limited, Nanjing Shuangshilou Hotel Co., Ltd. and Jiangsu Ninghu Investment and Development Co., Ltd. are collectively called the Group.

Reconciliation between PRCGAAP and HKGAAP

The Group has prepared statutory financial statements in accordance with the PRC Accounting Standards and relevant rules and regulations ("PRC Accounting Standards").

Set out below is the reconciliation between the accounts of the Group for the year 2002 prepared in accordance with the PRC Accounting Standard and that prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKGAAP").

	Net profit		**Net assets**	
	2002	**2001**	**2002**	**2001**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*	*(RMB'000)*
As restated in the Group's PRC statutory accounts	816,833	780,864	13,613,202	13,453,721
Impact of adjustment:				
- Amortization of land use right	30,462	36,920	67,382	36,920
- Valuation, depreciation and amortization of fixed assets	35,320	30,730	(1,582,832)	(1,618,152)
- Housing subsidy charged to retained earnings directly under the statutory account	(16,838)	—	—	16,838
- Loss on disposal of staff quarters	—	—	(8,237)	(8,237)
- Deferred taxation	(10,877)	(14,351)	(25,228)	(14,351)
- Interest accrued on other investment	(7,077)	7,077	—	7,077
- Fair value of trading securities	9,067	—	9,067	—
- Others	(2,445)	—	—	—
- dividends proposed in subsequent period	—	—	654,907	629,718
As stated in the Group's HK GAAP financial statements	854,445	841,240	12,728,261	12,503,534

Reasons for the change in accounting standard for the year 2002

Pursuant to Article 156 of the articles of association of the Company, in addition to the statutory financial statement, the Group shall also prepare an account in accordance with IAS or the generally acceptable accounting principles in the place of listing.

The accounts of the Group for the year 2002 are prepared in accordance with the HKGAAP. This represents a change in the adoption of accounting standards for the preparation of accounts from prior years when the accounts were prepared in accordance with International Accounting Standards ("IAS").

The directors of the Company believe that the accounts prepared in accordance with HKGAAP will result in accounts presentation more familiar to the Hong Kong based investors and be more comparable to other Hong Kong listed companies with similar operations. The directors of the Company consider that there is no significant difference in the accounting treatments between adopting IAS and HKGAAP.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 25th March, 2003

Exhibit 39

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Supplementary Announcement on Change of Accounting Standard for the year ended 31 December 2002

Set out below is the information which was not included in the Chinese Announcement. The Previous Announcements together with the information below contain all the information from the Company with respect to the final results of the Group for the year 2002.

Reconciliation between the Group's accounts for the year 2002 prepared in accordance with the generally acceptable accounting principles in the People's Republic of China ("PRCGAAP") and that in Hong Kong ("HKGAAP")

The Company has published the accounts of the Group for the year 2002 prepared in accordance with the generally accepted accounting principles of the People's Republic of China ("PRCGAAP") in the announcement dated 25th March, 2003 on the change of accounting standard for the year ended 31st December, 2002 (the "Announcement"). Sets out below is the reconciliation of the Group's accounts for the year 2002 prepared in accordance with the PRCGAAP and that of HKGAAP.

	Net profit 2002 (RMB'000)	Net profit 2001 (RMB'000)	Net assets 2002 (RMB'000)	Net assets 2001 (RMB'000)
As restated in the Group's PRC statutory accounts	816,833	780,864	13,613,202	13,453,721
Impact of adjustment:				
- Amortization of land use right	30,462	36,920	67,382	36,920
- Valuation, depreciation and amortization of fixed assets	35,320	30,730	(1,582,832)	(1,618,152)
- Housing subsidy charged to retained earnings directly under the statutory account	(16,838)	—	—	16,838
- Loss on disposal of staff quarters	—	—	(8,237)	(8,237)
- Deferred taxation	(10,877)	(14,351)	(25,228)	(14,351)
- Interest accrued on other investment	(7,077)	7,077	—	7,077
- Fair value of trading securities	9,067	—	9,067	—
- Others	(2,445)	—	—	—
- dividends proposed in subsequent period	—	—	654,907	629,718
As stated in the Group's HK GAAP financial statements	854,445	841,240	12,728,261	12,503,534

Reasons for the change in accounting standard for the year 2002

Pursuant to Article 156 of the articles of association of the Company, in addition to the statutory financial statement, the Group shall also prepare an account in accordance with International Accounting Standards ("IAS") or the generally acceptable accounting principles in the place of listing.

The accounts of the Group for the year 2002 are prepared in accordance with HKGAAP. This represents a change in the adoption of accounting standards for the preparation of accounts from prior years when the accounts were prepared in accordance with IAS. The directors of the Company believe that the accounts prepared in accordance with HKGAAP will result in accounts presentation more familiar to the Hong Kong based investors and be more comparable to other Hong Kong listed companies with similar operations. The directors of the Company consider that there is no significant difference in the accounting treatments between adopting IAS and HKGAAP.

Clarification

The Company note that the above information was not set out in the Chinese version of the Announcement (the "Chinese Announcement") due to communication error. This announcement is to disclose information which was not included in the Chinese Announcement and should be read together with the announcement dated 11th March, 2003 (Final Results for the year 2002), 21st March, 2003 (Notice of Book Close Date for

Distribution of Final Dividends) and the Announcement (collectively referred to the "Previous Announcements") for all the information from the Company with respect to the final results of the Group for the year 2002. The Company confirmed that it has no intention of not including the relevant information in the Chinese Announcement.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 26th March, 2003

Exhibit 40

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(Established in the People's Republic of China with limited liability as a joint-stock limited company)

ANNOUNCEMENT OF THE RESOLUTIONS OF THE 2002 ANNUAL GENERAL MEETING; ANNOUNCEMENT OF THE 1ST SESSION OF THE FOURTH BOARD OF DIRECTORS MEETING; AND ANNOUNCEMENT OF THE 1ST SESSION OF THE FOURTH SUPERVISORY COMMITTEE MEETING

Important: The Company's announcement of the resolutions of the 2002 Annual General Meeting; announcement of the 1st session of the Fourth Board of Directors Meeting; and announcement of the 1st session of the Fourth Supervisory Committee Meeting are published in accordance with the requirements of the Listing Rules of Shanghai Stock Exchange.

This announcement is made in accordance with the disclosure requirements under paragraph 2(2) of Appendix 7I to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In connection with the change in the Directors and Supervisors of the Company, Mr. Zhou Jian Qiang and Mr. Wang Guo Gang have resigned from the directorships and Mr. Zhong Zhang Wan, Mr. Jia Da Kang and Mr. Xu Yang have resigned from the position as the Supervisors of the Company on 15th May, 2003. New Directors and Supervisors of the Company have been appointed effective from 15th May 2003.

1. ANNOUNCEMENT OF THE RESOLUTIONS OF THE 2002 ANNUAL GENERAL MEETING

The 2002 Annual General Meeting (the "AGM") of Jiangsu Expressway Company Limited (the "Company") was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China at 9:00 a.m. on Thursday, 15th May 2003. It was attended by six shareholders either attending in person or by proxy. The shareholders who attended the AGM, either in person or by proxy, represented 4,582,348,598 shares carrying voting rights, representing 90.9603% of the Company's total share capital, which was in compliance with the quorum required by the Company's articles of association. The AGM was presided by Chairman Mr. Shen Chang Quan.

The following resolutions were passed as ordinary resolutions at the AGM:

1. The report of the Board of Directors of the Company for the year ended 31st December 2002 be approved;

2. The report of the Supervisory Committee of the Company for the year ended 31st December 2002 be approved;

3. The audited accounts and the auditors' report of the Company for the year ended 31st December 2002 be approved;

4. The distribution scheme in respect of the final dividends of the Company for the year 2002, pursuant to which a cash bonus of RMB1.3 will be paid for every 10 shares, be approved;

    1. The net profit of the Company for the year 2002 was RMB816,833,000 as audited by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPA, and the audited consolidated profit after tax and minority interests was RMB854,445,000 in accordance with the generally acceptable accounting principles in Hong Kong. In accordance with the relevant regulations of the Ministry of Finance of the People's Republic of China and the articles of association of the Company, the basis for the distribution of dividend for the year was the consolidated net profit of RMB816,833,000;

    2. 10% of the profit after taxes, at an amount of RMB93,218,000, be transferred to the statutory surplus reserve fund (for the Company and its subsidiaries);

    3. 5% of the profit after taxes, at an amount of RMB46,609,000, be transferred to the statutory public welfare fund (for the Company and its subsidiaries);

    4. in accordance with the profit distribution scheme for the year 2002, the payment of a final dividend of RMB0.13 per share in cash to shareholders of the Company be recommended. The dividend in total amounted to RMB654,907,175.

5. The re-appointment of Mr. Shen Chang Quan as a Director of the Company and the signing of a service contract with him for a term of three years be approved;

6. The re-appointment of Mr. Sun Hong Ning as a Director of the Company and the signing of a service contract with him for a term of three years be approved;

7. The re-appointment of Mr. Zhang Wen Sheng as a Director of the Company and the signing of a service contract with him for a term of three years be approved;

8. The re-appointment of Mr. Chen Xiang Hui as a Director of the Company and the signing of a service contract with him for a term of three years be approved;

9. The re-appointment of Ms. Fan Yu Shu as a Director of the Company and the signing of a service contract with her for a term of three years be approved;

10. The re-appointment of Mr. Cui Xiao Long as a Director of the Company and the signing of an appointment contract with him for a term of three years be approved;

11. The re-appointment of Mr. Wang Zheng Yi as a Director of the Company and the signing of a service contract with him for a term of three years be approved;

12. The re-appointment of Ms. Cheng Chang Yung Tsung, Alice, as an Independent Director of the Company and the signing of a service contract with her for a term of three years with an annual allowance of HK$100,000 be approved;

13. The re-appointment of Mr. Fang Keng as an Independent Director of the Company and the signing of a service contract with him for a term of three years with an annual allowance of HK$100,000 be approved;

14. The re-appointment of Mr. Hong Yin Xing as an Independent Director of the Company and the signing of a service contract with him for a term of three years with an annual allowance of RMB40,000 be approved;

15. The re-appointment of Mr. Yang Xiong Sheng as an Independent Director of the Company and the signing of a service contract with him for a term of three years with an annual allowance of RMB40,000 be approved;

16. The appointment of Mr. Zhou Jian Qiang as a Supervisor of the Company and the signing of a appointment contract with him for a term of three years be approved;

17. The re-appointment of Mr. Zhang Cheng Yu as a Supervisor of the Company and the signing of an appointment contract with him for a term of three years be approved;

18. The re-appointment of Ms. Ma Ning as a Supervisor of the Company and the signing of a appointment contract with her for a term of three years be approved;

19. The payment of a sum of RMB16,838,000 to employees of the Company who are qualified for housing allowance pursuant to Sujifongquai no. 21 of 2000 "Notice in respect of the publication of 'The Implementation Opinion regarding the distribution of housing allowance to staff of provincial governing bodies of the Jiangsu Province'".

The AGM was attended by Mr. Ju Jian Ping (居建平律師) of Jiangsu Shiji Tongren Law Office (江蘇世紀同仁律師事務所), and a legal opinion thereon has been issued by him.

Based on the facts above and after verification, Mr. Ju Jian Ping was of the view that the convening of the AGM, the qualification of the persons attending the AGM and the procedure conducted at the AGM were legal and valid.

Apart from the resolutions passed at the AGM, the Company would like to explain its 2002 final dividends distribution proposal for H Shares as follows:

1. The resolution to pay a final dividend of RMB0.13 per share for the year ended 31 December 2002 to all shareholders of the Company as recommended by the Board of Directors of the Company was passed at the AGM. As regards the method of payment of the final dividend, the Board of Directors hereby announces that:

   Under Article 170 of the Company's articles of association, dividends payable to holders of H shares of the Company are required to be declared and valued in Renminbi ("RMB") and paid in Hong Kong dollars ("HK$") calculated in accordance with the following conversion formula:

$$\text{Amount of dividend in HK\$} = \frac{\text{Amount of dividend in RMB}}{\text{The average exchange rate of RMB to HK\$ as quoted by the People's Bank of China for the five business days prior to the date of declaration of dividend}}$$

   For the purposes of the payment of this final dividend, the date of declaration is 15 May 2003. The average exchange rate of RMB to HK$ quoted by the People's Bank of China for the five business days prior to the date of declaration was RMB100: HK$94.25. Accordingly, the final dividend for H Shares would be HK$1.225 for every 10 shares.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared in respect of H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail to holders of H shares of the Company whose names appear on the register of members of the Company, at their own risks, on or before 10 June 2003 (i.e. the date of payment of dividends on H shares of the Company).

3. Announcement regarding the distribution of dividend to holders of A shares will be made separately.

By the Order of the Board
Yao Yong Jia **Lam Che Wah**
Joint Company Secretaries

Nanjing, the PRC
15th May 2003

2. ANNOUNCEMENT OF THE 1ST SESSION OF THE FOURTH BOARD OF DIRECTORS MEETING

The Company and the Board of Directors warrant that the content of this announcement is true, accurate and complete and shall be jointly and severally responsible for any false representation, misleading statement or material omission hereof.

Notice is hereby given that the 1st session of the Fourth Board of Directors Meeting (the "Meeting") was held by the Company in the morning on Thursday, 15th May 2003 at the 5th Floor of Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China. There should be 11 directors present and all 11 directors were present. Members of the Supervisory Committee and the senior management staff attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan. The convocation of the Meeting was in compliance with the relevant provisions of the Company Law and articles of association of the Company. The following resolutions were considered and approved at the Meeting:

1. The election of Mr. Shen Chang Quan as the Company's Chairman be considered and approved;

2. The appointment of Messrs Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Hong Yin Xing and Cui Xiao Long as members of the new session of the Strategic Committee under the Board of Directors with Mr. Shen Chang Quan as the convenor be considered and approved;

3. The appointment of Messrs Hong Yin Xing, Chang Yung Tsang, Yang Xiong Sheng, Chen Xiang Hui and Zhang Wen Sheng as members of the new session of Nomination, Remuneration and Evaluation Committee under the Board of Directors with Mr. Hong Yin Xing as the convenor be considered and approved;

4. The appointment of Messrs Yang Xiong Sheng, Fang Keng and Fan Yu Shu as members of the new session of Audit Committee under the Board of Directors with Mr. Yang Xiong Sheng as the convenor was considered and approved.

By the Order of the Board
Yao Yong Jia **Lam Che Wah**
Board Secretary

Nanjing, the PRC
15th May 2003

3. ANNOUNCEMENT OF THE 1ST SESSION OF THE FOURTH SUPERVISORY COMMITTEE MEETING

The Company and all members of the Supervisory Committee warrant that the content of this announcement is true, accurate and complete and shall be jointly and severally responsible for any false representation, misleading statement or material omission hereof.

Notice is hereby given that the 1st session of the Fourth Supervisory Committee Meeting (the "Meeting") was held by the Company in the morning on Thursday, 15th May 2003 at the 5th Floor of Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China. There should be 5 Supervisors present and all of the 5 Supervisors were present. The Meeting was chaired by Mr. Zhou Jian Qiang. The convocation of the Meeting was in compliance with the relevant provisions of the Company Law and articles of association of the Company.

The following resolution was considered and approved by all the Supervisors attending the Meeting:

"That Mr. Zhou Jian Qiang be appointed as the Chairman of the Supervisory Committee of the Company."

The Supervisory Committee
Jiangsu Expressway Company Limited

Nanjing, the PRC
15th May 2003

Exhibit 41

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Connected Transactions

Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd.

- The Company and Guangjing Xicheng entered into Maintenance Contracts with Jiangsu Sundian in respect of the Jiangsu Expressway, the Guangjing Expressway and the Xicheng Expressway.

- As Jiangsu Sundian is a subsidiary directly held as to 70% by the Company and 30% by Guangjing Xicheng (being a connected person under the Hong Kong Listing Rules as it is a 85% owned subsidiary of the Company and is a substantial shareholder of Jiangsu Sundian), the maintenance services arrangements under the Maintenance Contracts with an expected annual maintenance fee of RMB120,000,000 (approximately HK$113,207,547), being less than 3% of the audited consolidated net tangible assets of the Company as at 31 December 2002, constitute connected transactions under rule 14.25(1) of the Hong Kong Listing Rules.

- The above mentioned transactions are transactions between a listed company and its subsidiaries or transactions between the subsidiaries of a listed company and are not subject to connected transaction disclosure requirement pursuant to rule 7.3.16 of the Shanghai Listing Rules.

- At the 16th Session Meeting of the Third Board of Directors held on 20th March 2003, the directors of the Company (including the independent non-executive directors: Mr. Fang Keng, Ms. Cheng Chang Yung Tsung, Alice, Mr. Wang Guo Gang (by his alternate director) and Mr. Yang Xiong Sheng) have approved the entering into of the Maintenance Contracts.

Further to the announcement dated 20 March 2003, the board of directors (the "Board") of Jiangsu Expressway Company Limited (the "Company") announces that Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian") (江蘇現代路橋有限責任公司) was established on 23 April 2003. The Company directly controls 70% of Jiangsu Sundian and indirectly controls 30% of Jiangsu Sundian through Jiangsu Guangjing Xicheng Expressway Company Limited ("Guangjing Xicheng", a 85% owned subsidiary of the Company) (江蘇廣靖錫澄高速公路有限責任公司).

Maintenance Contracts

The Company entered into a maintenance contract (the "Co. Maintenance Contract") with Jiangsu Sundian on 30 June 2003. A maintenance contract was also entered into between Guangjing Xicheng and Jiangsu Sundian on 30 June 2003 (the "GX Maintenance Contract", together with the Co. Maintenance Contract, the "Maintenance Contracts").

Major terms of the Maintenance Contacts are set out below:-

	Co. Maintenance Contract	GX Maintenance Contract
Parties	• the Company (as employer); and • Jiangsu Sundian (as contractor)	• Guangjing Xicheng (as employer); and • Jiangsu Sundian (as contractor)
Duration of contract	From 1 July 2003 to 31 December 2003	
Subject of the 2003 road repair and maintenance services	Sections of Shanghai-Nanjing Expressway (Jiangsu section) (the "Jiangsu Expressway") as designated by the Company in writing	Sections of the Guangjing Expressway and the Xicheng Expressway as designated by Guangjing Xicheng and agreed by Jiangsu Sundian in writing
Maximum maintenance service fees for 2003	RMB100,000,000 (approximately HK$94,339,623), being the estimated total contract sum. The actual amount of maintenance service fees will be determined based on actual work done* and according to the approved scale fee**	RMB20,000,000 (approximately HK$18,867,925), being the estimated total contract sum. The actual amount of maintenance service fees will be determined based on actual work done* and according to the approved scale fee**
(i) Advance payment (for the raw materials of the maintenance work)	30% of the estimated maintenance fee, payable within the month prior to the commencement of the relevant service	40% of the estimated maintenance fee of the relevant maintenance work, payable in the week immediately before commencement of the relevant maintenance work

(ii)	Maintenance fee	Payable within the period between the 11th and 20th calendar day of the month immediately after the respective work done, with cumulative payment not exceeding 95% of the estimated maximum maintenance fee (inclusive of the advance payment); upon completion of the maintenance work and passing the quality check, payment of 95% of the actual maintenance fee (inclusive of the advance payment), balance to be paid after the 1 year quality warranty period.	Payable in the beginning of the month immediately after the respective work done, not exceeding 50% of the estimated maintenance fee. After completion of the maintenance work and passing the quality check, payment of the balance in accordance with the relevant maintenance fee so determined.

* The amount of work to be designated to Jiangsu Sundian will depend on the condition of the road surface and the relevant work progress.

** The approved scale was determined after arm's length negotiation and with reference to the prevailing market price of the repairs and maintenance work. For works which have to be awarded by way of tender pursuant to the relevant PRC laws and regulations, Jiangsu Sundian will only be awarded work after completion of the relevant tender process.

Reasons and Benefits of the Maintenance Contracts

The principal business of the Company is the construction and management of certain toll roads and expressways in Jiangsu Province. The principal business of Guangjing Xicheng is the construction, management, operation, maintenance and toll collection of Guangjing Expressway and Xicheng Expressway.

The Company and Guangjing Xicheng have acquired sufficient road repair and maintenance expertise when they conducted minor repair and maintenance work on their respective expressway(s). As set out in the announcement of the Company dated 20 March 2003, the directors of the Company were of the view that in addition to contracting for the maintenance operations and major and medium repairs of the expressways, roads and bridges under the management of the promoters, with the establishment of Jiangsu Sundian under the market mechanism, the Company can further expand its market by undertaking road projects from other parties, including the paving of road surfaces of highways, the installation of securities facilities and other maintenance projects, thereby optimising its allocation of resources, increasing its asset utilisation rate and enhancing its maintenance technology as well as the quality of its maintenance work. At the same time, it can bring the economies of scale of maintenance into full play, reducing the maintenance costs of highways in an

effective manner and increasing its economic benefits. The maintenance fees are determined after arm's length negotiation and with reference to the prevailing market price of the repairs and maintenance work and will be funded by the internal resources of the Company and Guangjing Xicheng respectively.

At the 16th Session Meeting of the Third Board of Directors held on 20th March 2003, the directors of the Company (including the independent non-executive directors: Mr. Fang Keng, Ms. Cheng Chang Yung Tsung, Alice, Mr. Wang Guo Gang (by his alternate director) and Mr. Yang Xiong Sheng) have approved the entering into of the Maintenance Contracts. The directors (including independent non-executive directors) are of the view that the entering into of the Maintenance Contracts is in the interests of the shareholders of the Company as a whole, the Maintenance Contracts were entered into in the ordinary and usual course of business of the relevant company and the terms of the Maintenance Contracts are on normal commercial terms.

Connected Transactions

As Jiangsu Sundian is a 70% directly owned subsidiary of the Company, and Guangjing Xincheng (being a connected person under the Rules governing the Listing of Securities (the "Hong Kong Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as it is a 85% subsidiary of the Company) is a substantial shareholder of Jiangsu Sundian, the entering into of the Maintenance Contracts are connected transactions under the Hong Kong Listing Rules. As the expected aggregate maintenance fee under the Maintenance Contracts of RMB120,000,000 (approximately HK$113,207,547) will be less than 3% of the audited consolidated net tangible assets of the Company as at 31 December 2002, the entering into of the Maintenance Contracts will constitute connected transactions under rule 14.25(1) of the Hong Kong Listing Rules.

Given that strict compliance of rule 14.25(1) of the Hong Kong Listing Rules will require the Company to issue announcement in respect of each and every designation of section under the Co. Maintenance Contract and the agreement of the relevant section under the GX Maintenance Contract after the aggregate contract sum exceeds 0.03% of the latest published audited consolidated net tangible assets of the Company, which is considered onerous and unduly burdensome, the Company has applied to the Stock Exchange for a wavier from the strict compliance of rule 14.25(1) of the Hong Kong Listing Rules, subject to the following conditions:

(i) The repairs and maintenance work contemplated under the Maintenance Contracts shall be:

  (a) entered into by the relevant companies in the ordinary and usual course of its business;

  (b) conducted on normal commercial terms (or on terms no less favourable than terms available from independent third parties) or on terms that are fair and reasonable so far as the shareholders are concerned; and

  (c) entered into in accordance with the terms of the relevant Maintenance Contract.

(ii) For the year ended 31 December 2003, the aggregate maintenance fees under the Maintenance Contracts will not exceed the lower of:-

  (a) RMB100,000,000 (for the Co. Maintenance Contract) and RMB20,000,000 (for the GX Maintenance Contract); or

  (b) the higher of:-

    (1) HK$10,000,000; or

    (2) 3% of the book value of the net tangible assets of the Company (as disclosed in the latest published consolidated accounts), adjusted to take into account of subsequent transactions in the manner described in rule 14.04(6) of the Hong Kong Listing Rules.

(iii) The independent non-executive directors of the Company will review the transactions contemplated by the Co. Maintenance Contract and the GX Maintenance Contract and confirm in the annual report for the year ended 31 December 2003 that the transactions are in accordance with paragraphs (i) and (ii) above.

(iv) The auditors of the Company shall review the transactions contemplated by the Maintenance Contracts and confirm in a letter addressed to the Board of the Company (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

  (a) the transactions have received approval of the Board;

  (b) the transactions have been conducted in the ordinary and usual course of businesss of the relevant company and conducted in accordance with the terms of the Maintenance Contracts; and

  (c) for the year ended 31 December 2003, the aggregate maintenance fees under the Maintenance Contracts will not exceed the threshold sets out in paragraph (ii) above.

  Where, for whatever reason, the auditors of the Company decline to accept the engagement or are unable to provide the letter, the directors of the Company shall contact the Stock Exchange immediately. And

(v) Details of the transactions under the Maintenance Contracts will be disclosed in the next published annual report of the Company as required under rule 14.25(1)(A)-(D) of the Hong Kong Listing Rules together with the statement of the independent non-executive directors.

In the event the maintenance fees payable to Jiangsu Sundian under the Maintenance Contracts exceed the threshold sets out in paragraph (ii) above, the relevant disclosure/shareholders approval requirements of the Hong Kong Listing Rules will be complied with.

The above mentioned transactions are transactions between a listed company and its subsidiaries or transactions between the subsidiaries of a listed company and are not subject to connected transaction disclosure requirement pursuant to rule 7.3.16 of the Shanghai Listing Rules.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 30 June 2003

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB106 = HK$100

Exhibit 42

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Summary of 2003 Interim Results

1. IMPORTANT

The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

This summary is extracted from the interim report, the full text of which is published on both of the websites www.sse.com.cn and www.jsexpressway.com . Investors should read the full text of the interim report carefully for details. All information required under paragraph 46(1) to 46(6), inclusive, of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Company's interim report will be posted on the website of the Hong Kong Stock Exchange.

Mr. Hong Yin Xing, an Independent Director, being unable to attend the Board meeting for special reasons, has appointed Mr. Yang Xiong Sheng to vote on his behalf.

Mr. Shen Chang Quan, Chairman of the Board of Directors, Mr. Chen Xiang Hui, General Manager, and Madam Liu Wei, Finance Manager, guarantee the accuracy and completeness of the financial statements in this interim report.

The unaudited condensed consolidated interim financial statements for the first half year was prepared in conformity with the PRC generally accepted accounting principles and the Hong Kong Statement of Standard Accounting Practice 25 (Interim Financial Reporting) issued by the Hong Kong Society of Accountants. The Audit Committee of the Board of Directors and the management have reviewed the accounting principles and policies adopted by the Group, and has discussed about the internal control system and financial reporting process with the directors, including reviewing the unaudited interim accounts for the six months ended 30th June 2003.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Stock Name	寧滬高速 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW (ADR)
Stock Code	600377	0177	477373104
Stock Exchange Listed	Shanghai Stock Exchange	the Hong Kong Stock Exchange	United States

	Secretary to the Board of Directors	Securities Officer
Names	Yao Yong Jia	Jiang Tao and Lou Qing
Telephones	8625-4469332	8625-4200999-4706, 4705
Correspondence Address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC	
Fax	8625-4466643	
E-mail Address	dms@jsexpressway.com	

2.2 Key Financial Statistics and Indicators (prepared in accordance with PRC GAAP)

2.2.1 *Key accounting statistics and indicators*

Unit: RMB'000

	30th June 2003	31st December 2002	Change (%)
Current assets	930,218	900,505	3.30
Current liabilities	413,726	1,010,594	-59.06

Total assets	14,968,043	15,081,793	-0.70
Shareholders' equity (excluding minority interests)	14,075,677	13,613,202	1.43
Net asset per share	RMB2.876	RMB2.78	3.45
Adjusted net asset per share	RMB2.876	RMB2.78	3.45
	30th June 2003	30th June 2003	Change (%)
Net profit	463,460	407,872	13.63
Net profit after extraordinary items	464,109	403,738	14.95
Earnings per share	0.092	0.081	13.58
Return on net assets	3.20%	2.86%	11.89
Net cash flow from operating activities	637,605	625,412	1.95

2.2.2 *Extraordinary items*

(As at 30th June 2003)

Unit: RMB'000

Non-recurring Profits/Losses	Amount
Loss on disposal of fixed assets	-340
Others	-309
Total	-649

2.2.3 *Differences between domestic and foreign accounting standards (in accordance with the interim report disclosure requirements of Shanghai Stock Exchange)*

Unit: RMB'000

	PRC accounting standards		Hong Kong accounting standards
Net profit	463,460		490,523
Description of differences	1.	Amortization of land use right	14,461
	2.	Surplus from revaluation, depreciation and amortization of fixed assets	16,496
	3.	Deferred tax	-2,909
	4.	Others	-985

3 CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDINGS

3.1 Statement of Changes in Shareholders' Equity

☐ Applicable ☑ Not applicable

3.2 Shareholding of Top Ten Major Shareholders

Total number of shareholders at the end of the Reporting Period 14,682

Shareholding of top ten shareholders

Name of shareholder	Change during the year	Number of shares held at the end of the year	Shareholding proportion in the entire capital (%)	Category of shares (circulating/ non-circulating)	Number of shares pledged or frozen	Category of shareholders (domestic shareholders or foreign shareholders)
Jiangsu Communications Holding Company Ltd.		2,781,743,600	55.22	Non-circulating	Nil	Stated-owned Shares
Huajian Transportation Economic Development Centre		597,471,000	11.86	Non-circulating	Nil	State-owned Legal Person Shares
The Capital Group Companies, Inc.(1)	50,200,000	104,416,000	3.07	Circulating	Not known	H Shares
Capital Research and Management Company(2)		88,250,000	1.75	Circulating	Not known	H Shares represented by ADR
Yinhe Securities Company Limited	10,831,856	29,815,361	0.59	Circulating	Not known	A Shares
Huaxia Securities Company		16,660,000	0.33	Non-circulating	Not known	Social Legal Person Shares
Shenyin Wanguo Securities Stock Company Limited		14,450,000	0.29	Non-circulating	Not known	Social Legal Person Shares
Winner Glory Development Ltd.		12,000,000	0.24	Circulating	Not known	H Shares
Jiangsu Xinsu Investment Management		8,484,000	0.17	Non-circulating	Not known	Social Legal Person Shares

Company						
Jiangsu Huiyuan Real Estate Development Industrial Company		6,200,000	0.12	Non-circulating	Not known	Social Legal Person Shares
Description of the connected relationship of the top ten shareholders	The Company is not aware of the connected relationships or acts in concert among the top ten shareholders as referred to above.					
Moratorium period applicable to strategic investors or general legal person with respect to placing of new shares	Name of shareholder			Period agreed for holding the shares		
	Nil			Nil		

(1) inclusive of the H Share interest of Capital International, Inc.

(2) inclusive of Smallcap World Fund, Inc's holding of ADR representing 79,250,000 H Shares

3.3 Changes in Controlling Shareholder and Ultimate Controlling Shareholder

☐ Applicable ☑ Not applicable

4. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1 Change in Shareholding Interests of Directors, Supervisors and Key Officers

As at 30th June 2003, none of the directors, supervisors, key officers and their respective associates had any beneficial interests in the share capital or debentures of the Company or its associate companies.

During the Reporting Period, neither the Company nor its associate companies had any arrangement pursuant to which its directors, supervisors, senior management or their respective associates could obtain any benefits through subscribing the share capital or debentures in the Company or its associate companies.

4.2 General Information on the Staff of the Company

As at 30th June 2003, the Company has regular staff of 2,283. During the first half of the year, the Company has paid for salaries in the total amount of RMB30,940,000. The Company has not implemented any bonus or stock option plan.

5. MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2003, the growth in the Company's major toll road and bridge assets slowed down visibly, as a result of the SARS outbreak and the diversion of trucks to other expressways owing to the maintenance of the eastern section of the Wuxi hub of Shanghai-Nanjing Expressway, both of which occurred in the second quarter of the year. As the maintenance work of the eastern section of Shanghai-Nanjing Expressway was successfully completed and the SARS outbreak was also brought under control in the PRC, the month of June witnessed a strong growth recovery in traffic flow and toll revenue for Shanghai-Nanjing Expressway, Guangjing Expressway, Xicheng Expressway and Jiangyin Yangtze Bridge. Your directors are relatively optimistic that the profit target for the whole year will be attained and that the Company's operating results will continue to grow steadily.

During the Reporting Period, the Company not only took measures to prevent the spread of SARS, but it also completed the maintenance work of Shanghai-Nanjing Expressway with high quality and efficiency. Moreover, the Company has made steady progress in re-locating the toll stations along Nanjing-Shanghai Class 2 Highway. It has also finished the preparatory works for widening the Jiangsu section of Shanghai-Nanjing Expressway, ensuring the expansion project could commence on full scale within this year. The Company continued to introduce various "Management Year" activities, aiming to systematize and standardize and introduce proper procedure to its management, so as to further strengthen the management foundations. Outstanding results were achieved. During such special period, the Company's operating conditions remained satisfactory.

During the Reporting Period, the Group's total operating income amounted to approximately RMB 1,259,668,000 (net revenue after income-related taxation amounting to approximately RMB1,200,737,000), representing a 16.88% growth compared to the corresponding period of the previous year. The Group's profit after taxation for the Reporting Period, calculated in accordance with the PRC GAAP and reviewed by the Audit Committee of the Board of Directors of the Company, amounted to approximately RMB463,460,000. Earnings per share amounted to approximately RMB0.092, an increase of 13.58% compared to the corresponding period of the previous year. The Group's profit after taxation, calculated in accordance with Hong Kong GAAP, amounted to approximately RMB490,523,000, while earnings per share amounted to approximately RMB0.0974, an increase of 14.09% compared to the corresponding period of the previous year.

5.1 **Analysis on the principal operating results and financial conditions (in accordance with HK GAAP)**

The Company has adopted an active and sound financial management policies, carrying out regular review to its financial conditions and making timely adjustments whenever necessary, as well as exercising strict control over investment risks, so as to attain maximum benefits for the Company and its shareholders.

Analysis on the Group's operating results

Unit: RMB'000

Item	**30th June 2003**	**30th June 2002**	**Impairment %**
Revenue, net	1,200,737	1,025,672	17.07
Operating profit	703,805	622,031	13.15
Net profit	490,523	429,927	14.09
Decrease in cash and cash equivalents, net	-112.864	-236,236	-52.22

Main reasons for the increase/decrease:

It is gratifying that the Group's operating assets have maintained a satisfactory growth rate despite the impact of SARS and large-scale maintenance work on some of the road assets of the Company. This also reflected the excellent quality of the assets and the successful management of the Company.

Analysis of the Group's assets conditions

Assets conditions of the Group as at 30th June 2003

Unit: RMB'000

Item	30th June 2003	31st December 2002	Impairment %
Total assets	13,483,550	13,566,108	-0.61
Shareholders' equity interests	12,563,048	12,728,261	-1.30

Capital structure of the Group as at 30th June 2003:

Item	Amount *(RMB'000)*
Shareholders' equity	12,563,048
Minority interests	410,663
Liabilities at fixed interest rates	164,897
Liabilities at floating interest rates	--
Interest free liabilities	344,942
Total	13,483,550
Gearing ratio	3.78%

Capital expenditures

During the first half of 2003, the Group has implemented planned capital expenditure of approximately RMB50,896,000, with details as follows:

Capital expenditure items	*RMB'000*
Project investments	50,896
Total	50,896

Management of cash and liabilities

As an operator of toll expressways, the Group has been able to maintain a relatively strong cash inflow from its ordinary operations, and has therefore a strong solvency position. In accordance with HK GAAP as at 30th June 2003, the net cash inflow from the Group's operating activities was RMB637,605,000, representing an increase of approximately 1.95% in comparison to the corresponding period of the previous year. The working capital amounted to RMB516,492,000. Accordingly, the Group has no cash management risk problem.

For the Group's borrowings level and details, please refer to item 7.4.2 below.

5.2 **Analysis of Core Businesses by Industries and Products**

Unit: RMB'000

Project	Revenues from core businesses	Cost of core businesses	Gross profit margin (%)	Year-on-year change in revenues from core businesses (%)	Year-on-year change in cost of core businesses (%)	Year-on-year change in gross profit margin (%)
Principal operations: toll road operations Jiangsu section of Shanghai-Nanjing Expressway	727,590	174,334	70.49	8.51	5.22	1.07
Jiangsu section of Nanjing-Shanghai Class 2 Highway	123,324	42,028	60.37	8.59	21.32	-5.52

Nanjing section of Nanjing-Lianyungang Highway	26,299	13,945	41.42	1.65	51.18	-29.56
Guangjing Xicheng Expressway	157,797	32,551	73.82	23.05	4.95	5.06

Toll Road Operations

In the first half of 2003, the growth in the Company's toll road and bridge assets slowed down visibly, as a result of the SARS outbreak and the diversion of trucks to other expressways owing to maintenance of the eastern section of the Wuxi hub of Shanghai-Nanjing Expressway, both of which occurred in April and May. During the Reporting Period, the toll revenue registered was approximately RMB1,035,010,000, accounting for 82.17 % of the total revenue, up 10.32 % from the same period of last year.

As the maintenance work of the eastern section of Shanghai-Nanjing Expressway was successfully completed and the SARS outbreak was also brought under control in the PRC, the month of June witnessed a strong growth recovery in traffic and toll revenue for Shanghai-Nanjing Expressway, Guangjing Expressway, Xicheng Expressway and Jiangyin Yangtze Bridge.

Focused Road Maintenance at the Wuxi-Suzhou Section of Shanghai-Nanjing Expressway

To minimize the impact of maintenance work on expressway operation, and to improve the road conditions and service whilst ensuring safe and smooth traffic, the Company undertook maintenance work for the heavily damaged 100-mile road surface of the Wuxi-Suzhou section of the Shanghai-Nanjing Expressway. The maintenance work was carried out. between 11th April and 30th May.

The road maintenance work adopted a solution of "one lane blocked and the other lane open for two way traffic" and separating truck traffic. Through optimization of project design and construction organization, the traffic flow was organized appropriately to minimize impact on road traffic. The investment amounted to RMB180,000,000. The road surface quality was up to requirement after the maintenance work. It paved the way for implementing the expansion project of widening the Jiangsu section of Shanghai-Nanjing Expressway on full scale during this year.

Re-location of Toll Stations Along Nanjing-Shanghai Class 2 Highway

Re-location of the toll stations along Nanjing-Shanghai Class 2 Highway is now actively underway. Based on the studies of traffic conditions, new toll stations are confirmed and built. At present, construction work of all the new toll stations has been completed. Three major systems are under testing stage, and the toll stations will commence operation upon receiving approval from the government.

Widening Project of Jiangsu Section of Shanghai Nanjing Expressway

The widening project of the Jiangsu section of Shanghai-Nanjing Expressway is the focus of the Company's work for the coming few years. The project is significant for sustaining the Company's operating results, improving its service standard, enhancing its brand image, as well as reinforcing its competitiveness. The project is to expand Shanghai-Nanjing Expressway into an 8-lane dual carriageway by building two additional lanes beside either of the existing road shoulders. The widening works will be commenced later this year, and efforts will be made to speed up and complete the works by 2006 without prejudice to quality.

Feasibility report of the project has been completed. The Company is now working on the preliminarily formulated working tasks, investigation into related technological arrangement of the project, as well as application for approval in accordance with the legal procedures. Preparatory work such as works on the pilot trial section is in progress, aiming to commence full construction within this year.

Jiangsu Guangjing Xicheng Expressway

During the Reporting Period, Guangjing Xicheng realized a net profit of RMB 78,669,000 and contributed an investment income of RMB 66,869,000, accounting for 14.43% of the Company's net profit. This company is a 85%-owned subsidiary of the Company. The subsidiary is engaged in management, maintenance and toll road businesses of Jiangsu Guangjing Xicheng Expressway.

5.3 **Analysis of Core Businesses by Geographical Locations**

Unit: RMB'000

Location	**Revenues from core businesses**	**Year-on-year change**
		(%)
In Jiangsu Province	1,035,010	10.32

5.4 **Other Businesses which Materially Affect the Net Profit**

☐ Applicable ☑ Not applicable

5.5 **Results of Investee Companies (applicable to any gain in investment of more than 10% of the Group's net profit)**

Name of the Investee Company	**Jiangsu Guangjing Xicheng Expressway Co., Ltd**		
Contribution to gain in investment for the period	RMB66,869,000	% to the net profit of the listed company	14.43%
Investee Company	Scope of business	principally engaged in management, maintenance and toll collection of Guangjing Xicheng Expressway	
	Net profit	RMB78,669,000	

5.6 **Reasons for material changes in core businesses and their structure**

☐ Applicable ☑ Not applicable

5.7 **Reasons for material changes in profitability (gross margin) of core businesses comparing to the previous year**

☐ Applicable ☑ Not applicable

5.8 **Analysis of reasons for material changes in the composition of profits comparing to the previous year**

☐ Applicable ☑ Not applicable

5.9 **Application of the use of proceeds**

5.9.1 *Application of the use of proceeds*

☐ Applicable ☑ Not applicable

5.9.2 *Change in projects*

☐ Applicable ☑ Not applicable

5.10 **Modifications to the business plan for the second half of the year by the Board of Directors**

☐ Applicable ☑ Not applicable

5.11 **Warning/and reasons for a projected possible loss or material change in the accumulated net profit for the period from the beginning of year to the end of next period when compared to the corresponding period of the previous year**

☐ Applicable ☑ Not applicable

5.12 **Management's explanation on the "disclaimer of opinion" in the auditors' report for the period**

☐ Applicable ☑ Not applicable

5.13 **Management's explanation on changes and situation of the matters related to the "disclaimer of opinion" in the auditors' report for the previous year**

☐ Applicable ☑ Not applicable

5.14 **Future Business Development Plans:**

(1) The Company targets to complete the early technical preparation and legal procedures for the widening of the Jiangsu section of Shanghai-Nanjing Expressway, to obtain the government's approval document and to seek to commence on full scale the construction in the second half of this year. The relevant funding plan will make use of the Company's internal funds and commercial loans.

(2) The Company strives to obtain the government's approval document for building new toll stations along Nanjing-Shanghai Class 2 Highway, and to ensure a smooth relocation of the toll stations, as well as a stable transition and normal operation of toll fee collection.

(3) The Company targets to complete the certification programme for quality for the tri-fold management system, with a view to enhancing the Company's quality, safety and environmental awareness, as well as the enforceability of the certification programme, so as to gradually achieve an integration of the Company's management and the certification programme.

6 Significant Matters

6.1 Acquisition, Disposal and Restructuring of Assets

6.1.1 *Acquisition or addition of assets*

☐ Applicable ☑ Not applicable

6.1.2 *Selling or disposal of assets*

☐ Applicable ☑ Not applicable

6.1.3 *Acquisition or sale of the Company's subsidiaries or associated companies*

☐ Applicable ☑ Not applicable

6.1.4 *Progress of assets re-structuring and assets acquisition or disposal and their impact on the operating results and financial situations during the Reporting Period subsequent to the publication of the announcements thereof*

☐ Applicable ☑ Not applicable

During the Reporting Period, the associated companies of the Company also did not have any material acquisition, sale or investment.

6.2 Significant Investment

☐ Applicable ☑ Not applicable

6.3 Guarantee

☐ Applicable ☑ Not applicable

6.4 Connected Transaction

6.4.1 *Establishment of Jiangsu Sundian Engineering Co., Ltd.*

During the Reporting Period, the Company entered into a Promoters Agreement with Jiangsu Guangjing Xicheng Expressway Company Limited ("Guangjing Xicheng"), a 85% owned subsidiary of the Company, on 20th March 2003 for the establishment of Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian"). The Company and Guangjing Xicheng invested RMB24,500,000 and RMB10,500,000 for 70% and 30%, respectively, of the capital of Jiangsu Sundian. The contribution of the capital of Jiangsu Sundian by the Company will be by way of injection of assets and cash, which will be funded by internal resources.

6.4.2 *Transfer of Outdoor Advertising Billboards to Jiangsu Ninghu Investment*

The Company entered into a transfer agreement on 20th March 2003 with Jiangsu Ninghu Investment Development Co., Ltd. ("Jiangsu Ninghu Investment"), a 95% owned subsidiary of the Company, for the transfer of the Company's interests in the advertising billboards along the Shanghai-Nanjing Expressway and their related rights (including advertising operation right) at a consideration of RMB27,290,000, payable in cash.

6.4.3 *Road Maintenance Service Contracts with Jiangsu Sundian*

On 30th June 2003, the Company and Guangjing Xicheng entered into Maintenance Contracts with Jiangsu Sundian in respect of the repair and maintenance service of the Jiangsu section of Shanghai-Nanjing Expressway, Guangjing Expressway and Xicheng Expressway, with a duration of contract from 1st July 2003 to 31st December 2003 and estimated total contract sum not exceeding RMB100,000,000 and RMB20,000,000 respectively. The actual amount of maintenance service fee will be determined by actual work done and according to approved scales. The maintenance service fee was determined after arm's length negotiation and with reference to the prevailing market price for repairs and maintenance work, and will be paid from the internal resources of the Company and Guangjing Xicheng respectively.

6.5 Material litigation and arbitration

☐ Applicable ☑ Not applicable

6.6 Other Significant Matters

6.6.1 *Redemption, Sale and Repurchase of Shares in the Company*

During the Reporting Period, the Company and its subsidiaries has not redeemed, sold or repurchase any of the shares in the Company.

6.6.2 *Pre-emptive Right to the Shares*

Under the Articles of Association and the laws of the PRC, there is no pre-emptive right arrangement pursuant to which the Company has to offer any new shares to its existing shareholders in proportion to their shareholdings.

6.6.3 *Pledge of the Group's assets*

☐ Applicable ☑ Not applicable

6.6.4 *Trust Deposits*

As at 30th June 2003, the Company did not have any trust deposit with any financial institution in the PRC, nor did the Company experience any default of payment of its term deposit upon maturity.

6.6.5 *Risks Concerning the Lending Rate and Foreign Exchange*

The Company has no material foreign exchange risks. The Company obtained a US$9,800,000 loan from the Spanish government in 1998, with fixed interest rates and accordingly free from interest rate risk. As at 30th June 2003, the balance of the loan was US$7,840,000. The Company currently has foreign exchange deposits of over US$4,690,000 which basically off-sets its foreign exchange risks.

6.6.6 *Code of Best Practice*

The Board of Directors believe that the Company has fully complied with the Code of Practice as set out in Appendix 14 to the Listing Rules, and no director is aware of any situation which indicates that the Company has been in breach of or has not complied with the Code of Best Practice.

7. FINANCIAL REPORTS

7.1 Audit Opinion

Financial report	☑ unaudited	☐ audited

The Company's 2003 interim financial statements have been audited by the Audit Committee.

7.2 Disclosure on the comparison between the consolidated profit and loss statement and the profit and loss statement of the Parent Company (prepared in accordance with PRC GAAP)

Unit: RMB'000

		30th June 2003	30th June 2002
1.	Income from core businesses	1,035,010,327.00	938,207,271.00
	Less: Operating expenses	262,859,172.38	255,065,929.00
	Taxes and surcharges of core businesses	57,442,573.65	52,069,862.37
2.	Profit from core businesses	714,708,580.97	631,071,479.63
	Plus: Profit from non-core businesses	13,588,567.65	15,032,641.00
	Less: Loss from inventory impairment	--	--
	Management expenses	70,116,693.16	62,223,941.00
	Financial expenses	-1,392,071.27	-2,084,449.00
3.	Operating profit	659,572,526.73	585,964,628.63
	Plus: Gain in investment	34,039,194.98	28,600,782

	Subsidy income	--	
	Non-operating income	7,419,355.90	8,479,701.00
	Less: Non-operating expenses	8,068,417.33	4,345,240.00
4.	Total profit	692,962,660.28	618,699,871.63
	Less: Income tax	218,013,501.21	203,552,324.00
	Minority interests	12,474,405.08	9,112,540.00
	Unrecognized investment losses	985,059.14	1,837,088.00
5.	Net profit	463,459,813.13	407,872,095.63
	Plus: Unappropriated profit at the beginning of the year	490,912,703	485,651,387
	Other appropriations	--	--
6.	Distributable profits	--	--
	Less: Appropriations to statutory surplus reserve	--	--
	Appropriations to statutory public welfare fund	--	--
	Staff bonus and welfare funds		
	Reserve funds	--	--
	Enterprise development fund	--	--
	Appropriation of profits to investment	--	--

7.	Profits attributable to shareholders	--	--
	Less: Dividends payable to preferential shares	--	--
	Appropriations to Discretionary reserves	--	--
	Dividends payable to ordinary shares	--	--
	Dividends of ordinary shares capitalized	--	--
8.	Unappropriated profits	954,372,516.13	893,523,482.63

7.3 **Notes to the statement**

7.3.1 During the Reporting Period, there were no changes in respect of accounting policy and accounting estimates or any amendments in accounting errors.

7.3.2 During the Reporting Period, there was no material change to the scope of the combined financial statements.

7.3.3 In the event of un-reserved "disclaimer of opinion" being made, to set out the relevant notes of the matters involved.

☐ Applicable ☑ Not applicable

7.4 The condensed consolidated financial statements for the six months ended 30th June, 2003.

This unaudited financial statement has been reviewed by the Audit Committee of the Company.

7.4.1 **CONDENSED CONSOLIDATED PROFIT & LOSS STATEMENT**
For the six months ended 30th June 2002
(With comparative figures for the six months ended 30th June 2002)

	For the six months ended 30th June	
	2003	**2002**
	RMB'000	*RMB'000*
Revenue, net	1,200,737	1,025,672
Operating cost	(457,966)	(381,384)
Gross profit	742,771	644,288
Administrative expenses	(38,332)	(30,821)
Other revenue from operations, net	(634)	8,564
Profit from operations	703,805	622,031
Finance income, net	10,392	6,870
Share of profits from investments under equity method	25,466	24,977
Profit before taxation and minority interests	739,663	653,878
Taxation	(236,239)	(214,743)
Profit after taxation	503,424	439,135
Minority interests	(12,901)	(9,208)
Profit attributable to shareholders	490,523	429,927

Dividend	--	--
Earnings per share		
-- Basic	RMB0.0974	RMB0.0853
-- Diluted	Not applicable	Not applicable

7.4.2 CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th June 2003
(With comparative figures as at 31st December 2002))

	As at 30th June 2003	As at 31st December 2002
	unaudited	audited
	RMB'000	*RMB'000*
ASSETS		
Non-current assets		
Immovables, plants and equipment	11,160,318	11,276,734
Investment in associated companies	1,393,014	1,381,007
Long-term receivable, net of current portion		--
Total non-current assets	12,553,332	12,657,741
Current assets		
Inventories	22,225	7,743

Prepaid tax		--
Prepayments and other receivables	201,246	71,146
Receivables from the associated companies	0	800
Long-term receivables - current portion	0	0
Short-term investments	20,284	109,067
Cash and cash equivalents	686,463	719,611
Total current assets	930,218	908,367
TOTAL ASSETS	13,483,550	13,566,108

	As at 30th June 2003	**As at 31st December 2002**
	unaudited	**audited**
	RMB'000	*RMB'000*
SHAREHOLDER'S EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital	5,037,748	5,037,748
Reserves	7,525,300	7,690,513
Total shareholder's equity	12,563,048	12,728,261
Minority interests	410,663	396,503

Non-current liabilities		
Long-term borrowings, net of current portion	67,977	61,494
Deferred tax liabilities	28,137	25,228
Total non-current liabilities	96,114	86,722
Current liabilities		
Short-term bank loans	100,000	120,000
Long-term borrowings - current portion	4,704	6,822
Payables on construction projects	50,063	58,741
Other payables and accruals	116,447	92,800
Tax payable	119,913	70,441
Dividends payable	22,598	5,818
Total current liabilities	413,725	354,622
Total liabilities	509,839	441,344
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	13,483,550	13,566,108

Net current assets

Net current assets represent the unaudited total current assets less the total liabilities as at 30th June 2003. As at the end of the Reporting Period, the Group's net current assets amounted to RMB420,379,000.

Gearing ratio

Gearing ratio is obtained by dividing the unaudited total liabilities as at end of 30th June 2003 by the shareholders' equity as at end of 30th June 2003. As at the end of the Reporting Period, the Group's gear ratio is 4.06%.

Total assets less current liabilities

The amount carried forward for total assets less current liabilities has been arrived at on the basis of the unaudited total assets less current liabilities as at 30th June 2003. As at the end of the Reporting Period, the Group's total assets less current liabilities was RMB13,069,825,000.

Short-term borrowings

Short-term borrowings are unsecured and repayable within one year with interest charged at the prevailing market rates quoted by the People's Bank of China. The interest rate related to the borrowings outstanding as at 30th June 2003 was 5.04% per annum (2002: 5.04%).

Long-term borrowings

All long-term borrowings are guaranteed by Jiangsu Communications Holding Company Ltd. and comprised as follows:

	Interest rate	**As at 30th June 2003**	**As at 31st December 2002**
		RMB'000	*RMB'000*
USD denominated Spain Government Loans with maturities 2007-2026	1% per annum (2001:1%)	41,036	41,022

USD denominated buyer's credit loans with maturities 2001-2006	6.77% (2001:6.77%)	23,861	27,294
Total		64,897	68,316
Less: Amount repayable within one year		(4,704)	(6,822)
		60,193	61,494

Contingent liabilities

During the Reporting Period, the Group has no contingent liabilities.

Debts denominated in foreign currency

Apart from USD7,840,000 denominated Spain Government loans, the Group has no other debts denominated in foreign currency.

Repayments

During the Reporting Period, the Group has no breached any terms of loans for fulfilling repayment obligation.

7.4.3 CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th June 2003
(With comparative figures for the six months ended 30th June 2002)

	For the six months ended 30th June	
	2003	**2002**
	RMB'000	*RMB'000*
Net cash inflow from operating activities	637,605	625,412
Net cash outflow from investing activities	(73,063)	(575,322)

Net cash outflow from financial activities *(Note)*	(677,406)	(286,326)
Decrease in cash and bank deposit	(112,864)	(236,236)
Opening balance of cash and bank deposit	819,611	891,934
Closing balance of cash and bank deposit	706,747	655,698

Note: The dividend will be paid immediately after the Shareholders' General Meeting this year. The payment interval is shorter than that of last year.

7.4.4 CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended 30th June 2003

(With comparative figures for the six months ended 30th June 2002)

From 1st January to 30th June 2003

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Unappropriated profit	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at 1st January 2003	5,037,748	5,730,454	401,631	200,816	1,357,612	12,728,261
Undistributed profit at beginning of the period					(829)	(829)
Dividends declared after 31st December 2002	--	--	--	--	654,907	654,907
Consolidated profit after taxation and minority interests	--	--	--	--	490,523	490,523
Balance as at 30th June 2003	5,037,748	5,730,454	401,631	200,816	1,192,399	12,563,048

From 1st January to 30th June 2002

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Unappropriated profit	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at 1st January 2002	5,037,748	5,730,454	293,780	146,891	1,294,661	12,503,534
Dividends declared after 31st December 2001	--	--	--	--	(629,718)	(629,718)
Consolidated profit after taxation and minority interests	--	--	--	--	429,927	429,927
Balance as at 30th June 2002	5,037,748	5,730,454	293,780	146,891	1,094,870	12,303,743

7.4.5 NOTES TO THE CONDENSED FINANCIAL STATEMENTs

7.4.5.1 Accounting policies and its preparation standards

These unaudited consolidated condensed interim accounts have been prepared in accordance with the disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Statement of Accounting Practice 25 (revised) "Interim financial reporting" issued by the Hong Kong Society of Accountants. This represents a change in the adoption of accounting standards for the preparation of accounts from prior years when the accounts were prepared in accordance with International Accounting Standards ("IAS"). The directors of the Company believe that the accounts prepared in accordance with HKGAAP will result in accounts presentation more familiar to the Hong Kong based investors and will be more comparable to other Hong Kong listed companies with similar operations. The directors of the Company consider that there is no significant difference in the accounting treatments between adopting IAS and HKGAAP except that in the Company's balance sheet prepared in accordance with IAS, investments in subsidiaries and associated companies were accounted for using the equity method whereas under HKGAAP, they are recorded at investment cost less provision for impairment loss, and that the results of the subsidiaries and associated companies are accounted for by the Company on the basis of dividends received and receivable.

7.4.5.2 **Principles and bases in the preparation of combined statements**

The principles and bases in the preparation of these condensed consolidated financial statements are consistent with those adopted in the preparation of the 2002 Annual Report.

THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF THE COMPANY AND THE FOLLOWING SUBSIDARIES ON A CONSOLIDATED BASIS:

Name of subsidiaries	Place and date of incorporation	Company's shareholding proportion	Registered capital	Scope of business
			RMB'000	
Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng")	PRC, 16th September 1997	85% (directly held)	850,000	Construction, management and operation of expressways
Nanjing Shuangshilou Hotel Co., Ltd. ("Shuangshilou")	PRC, 7th November 2001	95.05% (directly held)	1,010	Preparation and distribution of Chinese food
Jiangsu Ninghu Investment Development Co., Ltd.	PRC, November 2002	95% (directly held)	100,000	Investments in various kinds of infrastructure and industries
Jiangsu Sundian Engineering Co., Ltd.	PRC, May 2003	70% (directly held)	35,000	Construction and maintenance of roads and bridges

During the Reporting Period, the Group adopted the existing principal asset framework. The newly invested Jiangsu Sundian Engineering Co., Ltd, is mainly engaged in road maintenance business which was accounted for in the non-core operations.

7.4.5.3 **Profit before taxation and minority interests**

Profit before taxation and minority interests in the condensed consolidated income statements was determined after deducting (or crediting) the following items:

	For the six months ended 30th June	
	2003	**2002**
	RMB'000	*RMB'000*
Revenue from short-term investments	(9,000)	(4,270)
Interest income	(4,645)	(9,409)
Interest expenses	3,253	2,539
Less: capitalization into immovables, plants and equipment and interest expense	--	--
Financial (income) cost	(10,392)	(6,870)
Depreciation of immovables, plants and equipment	153,732	155,904
Amortization of land use rights	14,263	15,782
Amortization of intangible assets	5,712	4,591
Depreciation and wear and tear of the assets	--	--

7.4.5.4 **Taxation**

The Company and its subsidiaries and associated companies are subject to enterprise income tax ("EIT") at an applicable EIT rate of 33%.

During the Reporting Period, income tax attributable to the associated companies amounted to RMB 8,692,000, compared to RMB 8,077,000 of the corresponding period in 2002.

No Hong Kong income tax is payable by the Group as the Group has no taxable income in Hong Kong. As at 30th June 2003, the Group has no significant deferred income tax unprovided for.

7.4.5.5 **Earnings per share, Dividends**

The calculation of basic earnings per share, which amounted to RMB0.0974, was based on the unaudited consolidated net profit of approximately RMB 490,523,000 for the six months ended 30th June, 2002 (corresponding period in 2002: RMB 429,927,000) divided by the weighted average number of ordinary shares of 5,037,747,500 (corresponding period in 2001: 5,037,747,500 shares) in issue during the period.

Diluted earnings per share was not calculated, because no potentially dilutive shares existed.

The Board of Directors do not recommend any interim dividend for the six months ended 30th June 2003 (interim dividend as at 30th June 2002: nil).

7.4.5.6 **Reserves**

Pursuant to the Company Law of the PRC and the Articles of the Company, the Company and its subsidiaries shall each set aside 10% of their respective profit after tax (after making up any losses of the previous year) (prepared in accordance with the accounting standards and accounting system of the PRC) for each company's statutory surplus reserve. When the balance of the statutory surplus reserve has reached 50% of each company's registered capital, no further appropriation shall be made. The statutory surplus reserve shall only be used to make up for losses of the previous year or to increase capital. After the reserve has been utilized, its balance shall not be less than 25% of each of the company's share capital.

No statutory surplus reserve or public welfare fund has been set aside from the profit after tax for the first half of 2003. Pursuant to the provisions of the Company's Articles, the appropriation shall be made upon the relevant to be proposed by the Board of Directors having been passed by the shareholders' annual meeting.

7.4.5.7 **Prepayments and other receivables**

	As at 30th June 2003	As at 31st December 2002
	RMB'000	*RMB'000*
	unaudited	*audited*
Prepayments	85,641	11,052
Others	115,605	60,094
	201,246	71,146

7.4.5.8 **Impact on profit after tax and minority interest/shareholders' equity after adjustments based on HKGAAP**

The Group has prepared a set of statutory financial statements in accordance with PRC GAAP and the pertinent PRC laws and financial regulations. Differences between PRC GAAP and HKGAAP have resulted in differences between the statutory accounts prepared in accordance with PRC GAAP and those prepared in accordance with HKGAAP, which are summarised and explained as follows:

	Profit after taxation and minority interests		Shareholders' equity	
	1st January - 30th June 2003	1st January - 30th June 2002	As at 30th June 2003	As at 31st December 2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As stated in statutory statements	463,460	407,872	14,486,340	13,613,202
Adjustments according to HK GAAP				
-- Amortization of land use right	14,461	16,001	81,844	67,382

-- Valuation, depreciation and amortization of immovables, plants and equipment	16,496	18,177	(1,566,336)	(1,582,832)
-- Loss on disposal of staff living quarters	--	--	--	(8,237)
-- Deferred taxation	(2,909)	(3,113)	(28,137)	(25,228)
-- Interest on investment as at the maturity date	--	(7,077)	--	
-- Dividends proposed to be distributed in subsequent period	--	--	--	654,907
-- Others	(985)	(1,933)	--	9,067
As stated in this financial report	490,523	429,927	12,973,711	12,728,261

By the Order of the Board
Yao Yong Jia   **Lam Che Wah**
Secretaries to the Board of Directors
Nanjing, the PRC 14th August 2003

Announcement of the 2nd Session of the Fourth Board of Directors Meeting

The Company and the Board of Directors warrant that the content of this announcement is true, accurate and complete and shall be jointly and severally responsible for any false representation, misleading statement or material omission hereof.

Notice is hereby given that the 2nd session of the Fourth Board of Directors Meeting (the "Meeting") was held by the Company in the morning on Thursday, 14th August 2003 at the conference room of the Company at 238 Maqun Road, Nanjing. There should be 11 directors present and all 11 directors were present. Members of the Supervisory Committee and the senior management attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan. The Meeting was convened in compliance with the relevant provisions of the Company Law and articles of association of the Company. The following resolutions were considered and approved at the Meeting:

Having considered the report put forward and discussed, the followings were approved with the unanimous consent of the Directors:

1. The report and summary of the interim results be considered and approved;

2. The appointment of Deloitte Huayong CPA and Deloitte Touche Tohmatsu as the Company's domestic and overseas auditors, respectively be considered and approved, and that their remuneration was determined at Rmb 1,180,000 a year, which will be proposed for consideration at the next shareholders' general meeting;

3. Amendments to the articles of association of the Company be considered and approved, which will be proposed for consideration at the next shareholders' general meeting;

    (1) The original article 77 (No. 65 of the Mandatory Provisions): Where the shareholder is a recognized clearing house as defined under the Securities and Futures (Clearing Houses) Ordinance (Cap. 420 of the Laws of Hong Kong), it may authorize a person (or persons) it considers appropriate as its representative(s) to attend any shareholders' general meeting or shareholders' meeting of any class; however, for person(s) so authorized, the number of shares and class for which each of such persons represents shall be clearly stated in the proxy (proxies). Person(s) so authorized shall be entitled to exercise such rights of the recognized clearing house (or its nominee) as if the shareholder were an individual shareholder of the Company.

    It shall be amended as: Where the shareholder is a recognized clearing house as defined under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or a recognized clearing house in the jurisdiction where the

securities of the Company are listed, it may authorize a person(s) it considers appropriate as it representative(s) to attend any shareholders' general meeting or shareholders' meeting of any class; however, for person(s) so authorized, the number of shares and class for which each of such persons represents shall be clearly stated in the proxy (proxies). Person(s) so authorized shall be entitled to exercise such rights of the recognized clearing house (or its nominee) as though the shareholder were an individual shareholder of the Company.

(2) The original article 101(1): Directors shall be elected by shareholders in general meeting for a term of three years. Directors may be re-elected upon the expiry of their term of office.

It shall be amended as: (1) Directors shall be elected by shareholders in general meeting for a term of three years. Election of directors shall be effected by way of accumulated voting. In electing directors, the votes of each shareholder are equal to the number of shares held by him/her multiplied by the number of directors he/she is entitled to elect. Each shareholder may cast all his/her votes in favour of a single director, or allocate his/her votes to all the directors he/she is entitled to elect at his/her discretion, or he/she may cast all of his/her votes in favour of two or more directors to be elected, and any candidate who has received most of the votes shall be elected. Voting for the independent directors and non-independent directors shall be carried out separately. Directors may be re-elected upon the expiry of their term of office.

(3) The original article 125: Members of the Supervisory Committee shall comprise 4 shareholders' representatives and 1 staff's representative. Shareholders' representatives shall be elected or removed by shareholders in general meeting, and the staff representative shall be elected or removed by the staff of the Company in a democratic way.

It shall be amended as: Members of the Supervisory Committee shall comprise 3 shareholders' representatives and 2 staff's representatives. Shareholders' representatives shall be elected or removed by shareholders in general meeting, and staff's representatives shall be elected or removed by the staff of the Company in a democratic way.

By the Order of the Board
Yao Yong Jia Lam Che Wah
Secretaries to the Board of Directors
Nanjing, the PRC 14th August 2003

Please also refer to the published version of this announcement in the South China Morning Post.

Exhibit 43

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Announcement
Corrigendum to the interim result announcement

The Company would like to announce correction to certain financial data as set out in the interim result announcement of the Company of 14 August 2003.

This announcement is made pursuant to paragraph 2(2) of the Listing Agreement.

The Company announces the following corrections to certain financial data as set out in the Company's interim result announcement for the six months ended 30 June 2003 of 14 August 2003:-

- Major financial indicators prepared in accordance with PRC GAAP (as required under the Listing Rules of the Shanghai Stock Exchange (the "Shanghai Listing Rules"):-

Original data (RMB)

	As at 30 Jun 2003	As at 31 Dec 2002	% increase/decrease compared with last reporting period
Net assets per share	2.876	2.78	3.45
Adjusted net assets per share	2.876	2.78	3.45

	1 Jan to 30 Jun 2003	1 Jan to 30 Jun 2002	% increase/decrease compared with corresponding period last year
Return on net assets	3.20%	2.86%	11.89

Amended data (RMB)

	As at 30 Jun 2003	As at 31 Dec 2002	% increase/decrease compared with last reporting period
Net assets per share	2.794	2.702	3.40
Adjusted net assets per share	2.778	2.702	2.81

	1 Jan to 30 Jun 2003	1 Jan to 30 Jun 2002	% increase/decrease compared with corresponding period last year
Return on net assets	3.29%	2.94%	11.90

The differences in the above data were due to the inclusion of minority interest when the original calculation was made as a result of different interpretation of a new disclosure requirement under the Shanghai Listing Rules. The amended data reflect financial indicators prepared with the minority interest excluded.

- In addition, the following financial figures for the six months ended 30 June 2003 (in accordance with HK GAAP) as set out in the notes to the condensed financial statements should be amended as follows:-

	Original data *(RMB'000)*	Amended data *(RMB'000)*
Amortization of land use rights	14,263	17,323
Depreciation of immovables, plants and equipment	153,732	175,101

The Company would like to express its regret for the confusion caused due to oversight in the compilation of the amortization and depreciation figures.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 28th August 2003

Exhibit 44

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

2003 Third Quarterly Report

This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies of the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. Shareholders of the Company and public investors should exercise caution when dealing in the Company's share.

This announcement is made pursuant to the disclosure obligations under Paragraph 2(2) of Appendix 7I of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements in this quarterly report are unaudited.

1 IMPORTANT

The Board of Directors and the Directors of the Company confirm that there are no false representations or misleading statements contained in or material omissions from this report. The Directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Mr. Shen Chang Quan, the Chairman, Mr. Chen Xiang Hui, General Manager and Madam Liu Wei, Finance Manager, undertake to guarantee the authenticity and completeness of the financial statements contained in the quarterly report.

All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards.

The financial statements in this quarterly report are unaudited.

2. BASIC CONDITIONS OF THE COMPANY

2.1 Basic Corporate Information

Stock Name	寧滬高速 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW (ADR)
Stock Code	600377	0177	477373104
Stock Exchange where the Company's securities are listed	Shanghai Stock Exchange	the Hong Kong Stock Exchange	United States
	Secretary to the Board of Directors	Securities Officers	
Name	Yao Yong Jia	Jiang Tao, Lou Qing	
Correspondence Address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC		
Telephone	8625-4469332	8625-4200999-4706, 4705	
Fax	8625-4466643		
E-mail Address	dms@jsexpressway.com		

2.2 Financial Information

2.2.1 Key accounting statistics and indicators

	30th September 2003	**31st December 2002**	**% increase (decrease) at end of reporting period compared to end of last reporting year**
Total assets *(RMB'000)*	15,664,205	15,081,793	3.86
Shareholders' equity (excluding minority interests) *(RMB'000)*	14,333,256	13,613,202	5.29
Net assets per share *(RMB yuan)*	2.85	2.70	5.56
Adjusted net assets per share *(RMB yuan)*	2.85	2.70	5.56

	July to September 2003	January to September 2003	% increase (decrease) for reporting period compared to corresponding period last year
Net cash flow from operating activities *(RMB'000)*	378,754	1,016,359	—
Earnings per share *(RMB yuan)*	0.051	0.143	13.32
Return on net assets *(%)*	1.80	5.03	11.11
Return on net assets after extraordinary losses *(%)*	1.83	5.06	13.66
Extraordinary gains/losses	Amount *(RMB'000)*		
Non-operating income/ expenses, net	(4,456)		
Total	(4,456)		

2.2.2 Profit and Loss Account

The Group's Consolidated Profit and Loss Account *(Unit: RMB yuan)*

Items	July to September 2003	January to September 2003	July to September 2002	January to September 2002
1. Income from principal business	629,647,214.00	1,664,657,541.00	539,771,343.00	1,477,978,614.00
Less: Expenses of principal business	(185,439,098.43)	(448,298,270.81)	(169,504,941.00)	(424,570,870.00)
Tax and sur-tax on principal business	(34,945,420.39)	(92,387,994.04)	(29,957,896.00)	(82,027,758.00)
2. Profit from principal business	409,262,695.18	1,123,971,276.15	340,308,506.00	971,379,986.00
Add: Other operating profit	12,193,366.77	25,781,934.42	24,127,525.00	39,160,166.00
Less: Administrative expenses	(41,901,081.75)	(112,017,774.91)	(34,451,325.00)	(96,675,266.00)
Financial expenses	(1,987,058.97)	(594,987.70)	(3,841,690.00)	(1,757,241.00)
3. Profit from operations	377,567,921.23	1,037,140,447.96	326,143,016.00	912,107,645.00
Add: Investment income	12,466,301.80	46,505,496.78	8,224,898.00	36,825,680.00
Non-operating income	2,528,124.81	9,947,480.71	4,222,923.00	12,702,624.00
Less: Non-operating expenses	(6,335,243.61)	(14,403,660.94)	(3,046,878.00)	(7,392,118.00)
4. Gross profit	386,227,104.23	1,079,189,764.51	335,543,959.00	954,243,831.00
Less: Income tax	(123,510,121.55)	(341,523,622.76)	(101,419,851.00)	(304,972,175.00)
Minority interests	(5,137,387.23)	(17,611,792.31)	(5,900,787.00)	(15,013,327.00)
Unrealized loss on investments	261,105.17	1,246,164.31	435,963.00	2,273,051.00
5. Net profit	257,840,700.62	721,300,513.75	228,659,284.00	636,531,380.00

The Company's Profit and Loss Account *(Unit: RMB yuan)*

Items	July to September 2003	January to September 2003	July to September 2002	January to September 2002
1. Income from principal business	554,021,680.00	1,431,234,258.00	460,198,130.50	1,270,169,921.50
Less: Expenses of principal business	(165,686,207.91)	(395,993,669.88)	(152,824,552.06)	(378,979,752.24)
Tax and sur-tax on principal business	(30,748,203.24)	(79,433,001.80)	(25,540,996.23)	(70,494,430.65)
2. Profit from principal business	357,587,268.85	955,807,586.32	281,832,582.21	820,695,738.61
Add: Other operating profit	5,859,228.05	11,886,020.84	24,985,402.21	38,702,011.16
Less: Administrative expenses	(37,213,162.24)	(102,305,490.80)	(32,502,414.62)	(92,004,369.11)
Financial expenses	(2,490,165.56)	(2,698,501.08)	(4,203,013.51)	(3,390,290.09)
3. Profit from operations	323,743,169.10	862,689,615.28	270,112,556.29	764,003,090.57
Add: Investment income	43,241,705.79	147,254,401.88	44,077,593.62	124,485,857.96
Non-operating income	2,528,074.81	7,862,690.31	3,341,291.43	10,076,550.09
Less: Non-operating expenses	(5,814,616.21)	(13,268,996.90)	(2,959,919.90)	(6,655,329.95)
4. Gross profit	363,698,333.49	1,004,537,710.57	314,571,521.44	891,910,168.67
Less: Income tax	(105,857,632.87)	(283,237,196.82)	(85,912,237.44)	(255,378,788.67)
Minority interests	—	—	—	—
Unrealized loss on investments	—	—	—	—
5. Net profit	257,840,700.62	721,300,513.75	228,659,284.00	636,531,380.00

2.3 Total number of shareholders at the end of the reporting period

During the reporting period, there has been no change in the total number of shares or in the share capital structure of the Company.

As at 30th September 2003, there were 14,724 shareholders registered on the registers of members of the Company, among whom 13,396 were holders of domestic shares and 1,328 were holders of foreign shares.

3 MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Overview and brief analysis of the Company's operating activities during the reporting period

In the third quarter of 2003, the national economy has shrugged off the lagging impact of Severe Acute Respiratory Syndrome ("SARS") and prevailed with rapid and resurgent growth. Gross domestic production ("GDP") for the first nine months of the year registered an 8.5% growth compared to the corresponding period last year, while the third quarter alone saw growth of 9.1%, which was 2.4 percentage points higher than that of the second quarter. For Jiangsu Province, the first nine months of the year saw a 13.2% year-on-year GDP rise, representing an increase of 1.6 percentage points over the corresponding period last year which reflects ongoing buoyancy of the economic environment.

During the reporting period, the Company's major toll road and bridge assets overcame the negative impact of SARS and road surface maintenance work and secured swift recovery of traffic flow, achieving the growth level registered in the first quarter.

Significant improvements of driving condition on Shanghai-Nanjing Expressway were reported following completion of intensive road surface maintenance work. Traffic flow continued to grow at a fast pace, with average daily traffic flow in July, August and September growing year-on-year by 25.08%, 30.53% and 33.69%, respectively.

Newly relocated toll stations along Nanjing-Shanghai Class 2 Highway commenced operation on 31st August. Optimal deployment of the new toll stations resulted in significantly better control over circumventing vehicles. Following the opening of the new toll stations, average daily traffic flow in September surged by 44.85% compared to the figures for August, while average daily toll revenue was 31.04% more than that recorded in August.

The southern section of Sujiahang Expressway has been enjoying rapid growth in traffic flow since its opening. Average daily traffic flow in September exceeded 30,000 vehicles, generating daily toll revenue well above RMB1 million. The pace of its growth is encouraging and its prospects are promising.

Jiangyin Yangtze Bridge, closed since 15th August to repair damage to the road surface attributable to overloaded vehicles, was re-opened for full traffic on 10th October after the maintenance work was completed. Average daily traffic flow in September at Jiangyin Yangtze Bridge, Guangjing Expressway and Xicheng Expressway dropped by 21.63%, 14.52% and 12.68%, respectively, compared to a year ago as a result of diversion arrangements for trucks during the period necessitated by the closure. Meanwhile, traffic flow at the Nanjing section of Nanjing-Lianyungang Highway was substantially bolstered by diverted cross-river truck traffic, and average daily toll registered a year-on-year growth of 19.85% in August and 30.79% in September.

Average daily traffic flow and average daily toll revenue for January to September 2003:

Expressway or bridge operation	Average daily traffic flow *(vehicles/day)*	Growth over corresponding period of previous year *(%)*	Average daily toll revenue *(RMB'000/day)*	Growth over corresponding period of previous year *(%)*
Jiangsu section of Shanghai Nanjing Expressway	29,307	18.18	4,435.4	15.46
Jiangsu section of Nanjing Shanghai Class 2 Highway	40,088	-2.38	650.4	-2.49
Nanjing section of Nanjing-Lianyungang Highway	10,667	7.27	158.2	9.97
Guangjing Expressway	21,713	16.54	365.8	12.01
Xicheng Expressway	18,925	15.93	489.0	12.50
Jiangyin Yangtze Bridge	22,106	9.71	1,004.7	3.06
Southern section of Sujiahang Expressway	23,639	—	825.4	—

With consumer confidence restored, the operations of the Group's non-core businesses in the third quarter were basically back to the normal level seen before the SARS outbreak. Revenue from non-core businesses from January to September amounted to approximately RMB317,442,000, and the profit registered was RMB25,782,000.

The Group's principal business from January to September showed stable growth, with spectacular performance in the toll road operations of Shanghai-Nanjing Expressway, Nanjing-Lianyungang Highway and Sujiahang Expressway in the third quarter. For January to September 2003, the Group's operating income and net profit amounted to approximately RMB1,982,100,000 and RMB721,301,000 respectively according to PRC GAAP, representing year-on-year growth of approximately 15.52% and 13.32%, respectively. We are upbeat about achieving the full-year target for profitability and sustainable growth of results.

The Company is glad to report that the tri-fold quality management system covering operational quality, environmental awareness and occupational health and safety has received certification from the China Quality Accreditation Centre, the nation's most authoritative accreditation body, and has become the first highway operator in the country which receives certification from as many as three international bodies. This represents a major breakthrough in the systemisation and standardisation of the Company's management system, and is set to lay a solid foundation for the healthy development and the implementation of modernised management of the Company. Preliminary works for the widening project of Shanghai-Nanjing Expressway are progressing smoothly, and construction work will commence within this year.

3.1.1 Principal operating activities or products accounting for more than 10% of income or gross profit from principal business

Unit: RMB'000

Industry or product	**Principal operating income**	**Principal operating costs**	**Gross profit margin (%)**
Shanghai Nanjing Expressway	1,210,803	310,976	74.32
Nanjing Shanghai Class 2 Highway	177,229	63,101	64.40
Nanjing section of Nanjing-Lianyungang Highway	43,202	21,917	49.27
Guangjing-Xicheng Expressway	233,423	52,305	77.59
Total	1,664,657	448,299	73.07

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐Applicable ☑Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

Unit: RMB'000

Items	**January to September 2003**	**Proportion to gross profit** *(%)*	**January to September 2002**	**Increase/ Decrease** *(%)*
Profit from principal business	1,123,971	104.15	971,380	15.71
Other operating profit	25,782	2.39	39,160	-34.16
Expenses during the reporting period	(112,613)	(10.43)	(98,433)	14.41
Gain on investment	46,505	4.31	36,826	26.28
Subsidies income	—	—	—	—
Non-operating income/expenses, net	(4,456)	(0.42)	5,311	—
Net profit before taxation	1,079,189	100.00	954,244	13.09

Explanations of changes:

(1) Increase in profit from principal business was mainly attributable to traffic flow increase.

(2) Decrease in other operating profit was mainly due to the network rental amounting to RMB14,190,000 received from China Unicom during the corresponding period last year (not occurred in this reporting period), as well as the impact of SARS.

(3) Increase in gain on investment was attributable to the increase in the investment gain from Suzhou Sujiahang Expressway Co., Ltd. amounting to RMB13,040,000, as well as that from Jiangyin Yangtze Bridge amounting to RMB6,420,000.

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared with previous reporting period

☐Applicable ☑Not applicable

3.1.5 Circumstances and reasons for substantial changes in the earning capacity (gross profit margin) of the principal business and its structure compared with previous reporting period

☐Applicable ☑Not applicable

3.2 Analysis of impact of significant matters and their solutions

☐Applicable ☑Not applicable

3.3 Circumstances and reasons for changes in accounting policies, accounting assumptions, scope of consolidation and significant accounting errors

☐Applicable ☑Not applicable

3.4 Statement by the Board of Directors and the Supervisors Committee on qualified opinion in respect of audited financial statements

☐Applicable ☑Not applicable

3.5 Profit warning with reasons on a possible reversal to losses of the accumulated net profit from the beginning of the year to the end of the next reporting period or on a substantial change when compared to the corresponding period in the previous year

☐Applicable ☑Not applicable

3.6 Ongoing adjustments by the Company on announced annual business plan or budget

☐Applicable ☑Not applicable

4 FINANCIAL STATEMENTS

4.1 Balance Sheet *(Unit: RMB yuan)*

Assets	30th September 2003 Consolidated	31st December 2002 Consolidated	30th September 2003 The Company	31st December 2002 The Company
Current assets:				
Currency fund	922,369,806.06	719,611,366.00	786,627,936.14	496,965,485.00
Short-term investment	20,648,805.56	100,000,000.00	—	100,000,000.00
Dividends receivable	5,239,458.00	5,239,458.00	5,239,458.00	5,239,458.00
Interests receivable	402,171.65	131,458.00	211,039.59	131,458.00
Accounts receivable	10,443,440.04	18,171,274.00	4,871,285.02	16,190,226.00
Other receivables	376,054,351.73	38,555,670.00	367,955,285.47	47,948,144.00
Prepayments	69,621,161.48	11,052,244.00	30,128,168.63	8,883,315.00
Inventory	35,284,859.30	7,743,710.00	4,709,623.06	7,365,374.00
Other current assets	96,100.00	—	—	—
Total current assets	1,440,160,153.82	900,505,180.00	1,199,742,795.91	682,723,460.00
Long-term investment:				
Long-term securities investment	1,487,240,469.35	1,381,006,533.00	3,689,188,417.96	3,592,359,349.00
Long-term debt investment	19,000,000.00	—	—	—
Total long-term investment	1,506,240,469.35	1,381,006,533.00	3,689,188,417.96	3,592,359,349.00
Fixed assets:				
Fixed assets at cost	13,132,581,845.29	12,912,033,273.00	10,542,040,266.98	10,379,920,423.00
Less: accumulated depreciation	1,922,913,992.82	1,635,937,687.00	1,768,981,618.40	1,526,078,166.00
Net value of fixed asset	11,209,667,852.47	11,276,095,586.00	8,773,058,648.58	8,853,842,257.00
Construction in-progress	44,287,431.34	12,525,157.00	37,586,854.31	11,890,267.00
Disposal of fixed assets	22,404.20	—	22,404.20	—
Total fixed assets	11,253,977,688.01	11,288,620,743.00	8,810,667,907.09	8,865,732,524.00
Intangible assets and other assets:				
Intangible assets	1,462,090,688.77	1,509,767,503.00	1,462,090,688.77	1,509,767,503.00
Long-term amortization charges	1,735,894.90	1,893,277.00	—	—
Total intangible assets and other assets	1,463,826,583.67	1,511,660,780.00	1,462,090,688.77	1,509,767,503.00
Total assets	15,664,204,894.85	15,081,793,236.00	15,161,689,809.73	14,650,582,836.00
Liabilities and shareholders' equity				
Current liabilities:				
Short-term borrowings	500,000,000.00	120,000,000.00	500,000,000.00	120,000,000.00
Accounts payable	45,431,255.04	39,957,817.00	34,070,691.48	38,258,336.00
Advances on sales	30,899,740.28	3,703,162.00	3,974,950.00	3,601,634.00
Wages payable	12,588,671.63	12,483,399.00	12,483,398.63	12,483,399.00
Welfare benefits payable	12,500,170.45	12,264,450.00	8,962,975.20	9,903,882.00
Dividend payable	10,642,482.96	660,724,748.00	10,642,482.96	660,724,748.00
Tax payable	121,630,043.20	70,440,622.00	114,836,768.89	58,378,629.00
Other payables	529,578.23	—	422,024.86	—
Other payments	100,936,074.23	84,197,793.00	59,238,469.59	63,268,748.00
Accruals	20,520,385.52	—	18,620,385.52	—
Long-term loan with one year maturity	4,600,959.05	6,822,316.00	4,600,959.05	6,822,316.00
Other current liabilities	793,193.63	—	—	—
Total current liabilities	861,072,554.22	1,010,594,307.00	767,853,106.18	973,441,692.00

Assets	30th September 2003 Consolidated	31st December 2002 Consolidated	30th September 2003 The Company	31st December 2002 The Company
Long-term liabilities:				
Total long-term liabilities	64,805,532.14	61,493,867.00	56,888,912.96	61,493,867.00
Total liabilities	925,878,086.36	1,072,088,174.00	824,742,019.14	1,034,935,559.00
Minority interests	405,070,421.05	396,503,024.00	—	—
Shareholders' equity:				
Share capital	5,037,747,500.00	5,037,747,500.00	5,037,747,500.00	5,037,747,500.00
Capital reserve	7,484,538,998.00	7,484,538,998.00	7,484,538,998.00	7,484,538,998.00
Common reserve	612,106,210.16	602,448,076.00	563,197,256.84	563,197,257.00
Unrealized loss on investments	(3,691,403.31)	(2,445,239.00)	—	—
Unallocated profit	1,202,555,082.59	490,912,703.00	1,251,464,035.75	530,163,522.00
Total shareholders' equity	14,333,256,387.44	13,613,202,038.00	14,336,947,790.59	13,615,647,277.00
Total liabilities and shareholders' equity	15,664,204,894.85	15,081,793,236.00	15,161,689,809.73	14,650,582,836.00

4.2 Profit and Loss Account

Please refer to 2.2.2 "Profit and Loss Account" in the section of "Financial Information".

4.3 Cash Flow Statements *(Unit: RMB yuan)*

Items	January to September 2003 Consolidated	January to September 2003 The Company
1. Cash flow from operating activities		
Cash inflow sub-total	1,972,379,938.00	1,640,439,852.00
Cash outflow sub-total	(956,020,902.00)	(756,009,177.00)
Net cash flow from operating activities	1,016,359,036.00	884,430,675.00
2. Cash flows from investing activities		
Cash inflow sub-total	136,492,542.00	245,485,960.00
Cash outflow sub-total	(725,690,879.00)	(655,734,864.00)
Net cash flow from investing activities	(589,198,337.00)	(410,248,904.00)
3. Cash flows from financial activities		
Cash inflow sub-total	500,000,000.00	500,000,000.00
Cash outflow sub-total	(803,753,453.00)	(784,519,320.00)
Net cash flow from financial activities	(303,753,453.00)	(284,519,320.00)
4. Increase of cash and cash equivalents	123,407,246.00	189,662,451.00

By order of the Board
Yao Yong Jia Lam Che Wah
Company Secretaries

Nanjing, the PRC, 24th October 2003

Exhibit 45

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Announcement of the 3rd Session of the Fourth Board of Directors Meeting

The Company and the Board of Directors warrants that the content of this announcement is true, accurate and complete and shall be jointly and severally responsible for any false representations, misleading statements or material omissions thereof.

Notice is hereby given that the 3rd Session of the Fourth Board of Directors Meeting of the Company (the "Meeting") was held in the morning on Friday, 24th October 2003 at the Company's conference room at No. 238 Maqun Street, Nanjing. There should be 11 directors eligible to attend and all 11 directors were present. Members of the Supervisory Committee and senior management staff attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan. The convocation of the Meeting was in compliance with the relevant provisions of the Company Law and the articles of association of the Company (the "Articles of Association"). The following resolutions were considered and approved at the Meeting:

The Directors reviewed and discussed the report presented. The following resolutions were unanimously passed at the Meeting:

1. The 3rd Quarterly Report as at 30th September 2003 was considered and approved;

2. The renewal of the appointment of Mr. Chen Xiang Hui as General Manager of the Company was approved and the renewal term was three years;

3. The amendments to the Articles of Association were considered and approved. Such amendments will be tabled for consideration at the next shareholders' general meeting:

   The following clause (v) shall be added to Article 103 of the Articles of Association:

   "(v) Any guarantee to be granted by the Company to an external party shall be subject to the written approval by two-thirds or more of the members of the Board of Directors or the approval by shareholders at a general meeting. No guarantee shall be granted by the Company against indebtedness of an entity whose gearing ratio exceeds 70%, nor shall the Company provide guarantee for related parties in which the Company's controlling shareholder or the Company has an interest in shareholding of 50% or less, non-legal persons or individuals. The aggregate guaranteed amount of the Company shall not exceed 50% of the consolidated net assets of the Company as set out in its financial statements of the latest financial year"; and

4. The deletion of the item Operation of Vehicle Passenger and Freight Transportation in the scope of operation as set out in the Company's Business License was approved.

By the Order of the Board
Yao Yong Jia **Lam Che Wah**
Company Secretaries

Nanjing, the PRC, 24th October 2003

Exhibit 46

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Announcement in relation to Toll Collection according to the Weight of the Lorries and Adjustment to the Toll Rates

The relevant departments of Jiangsu Provincial Government have approved the proposed adjustment to the toll rates of expressways. Besides, all highways and bridges operated, controlled or invested by the Company will collect tolls according to the weight of the lorries on 28th December 2003 according to the rules and regulations of Jiangsu Provincial Government, extra tolls will be imposed on overloaded lorries and at the same time, expressways will impose new toll rates. The new expressway toll rates for the passenger vehicles will become effective as from 1 January 2004.

This announcement is made pursuant to Paragraph 2 of Appendix 7I of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Rule 4.1 of the Rules Governing the Listing of Securities on the Shanghai Stock Exchange.

Jiangsu Expressway Company Limited (the "Company") hereby announces that the relevant departments of Jiangsu Provincial Government have approved the adjustment of the toll rates of expressways. To strengthen the management of overloaded vehicles and to effectively protect the facilities of the roads and bridges, Jiangsu Province will vary the current method of toll collection in relation to lorries. On 28 December 2003, all toll collection based on the vehicle types will be changed to toll collection with reference to the weight of the lorries ("toll collection with reference to the weight of the lorries") and at the same time, expressways will impose new toll rates. The new expressway toll rates for the passenger vehicles will become effective as from 1 January 2004.

Implementation of new toll rates

With the approval of the relevant departments of the Jiangsu Provincial Government to adjust the toll rates of the inter-linked highways within the province, toll rates of the expressways operated, controlled or invested by the Company will be adjusted.

The adjustments to toll rates are as follows:

Unit: RMB/Kilometer

Vehicle Type	Classification: Passenger vehicles (from 1 January 2004)	Classification: Lorries from (on 28 December 2003)	Toll rates before adjustment (minimum)	Toll rates after adjustment *
Type 1	6 seats or below (including 6 seats)		0.40 (15)	0.45
Type 2	Above 6 seats but up to 20 seats (including 20 seats)	Below 2 tones (including 2 tones)	0.60 (15)	0.675
Type 3	Above 20 seats but up to 50 seats (including 50 seats)	Above 2 tones but up to 5 tones (including 5 tones)	0.80 (20)	0.90
Type 4	Above 50 seats	Above 5 tones but up to 10 tones (including 10 tones)	1.00 (20)	1.125
Type 5		Above 10 tones but up to 20 tones (including 20 tones)	1.20 (30)	1.35
Type 6		Above 20 tones	1.60 (30)	1.80

* *the minimum charge shall remain unchanged*

Toll collection with reference to the weight of the lorries

To strengthen the management of overloaded vehicles and to effectively protect the facilities of the roads and bridges, according to the policy of Jiangsu Provincial Government, the toll rates for lorries in respect of all highways operated, controlled or invested by the Company, Jiangyin Yantze Bridge and Ninghu Class 2 Highway's toll gates at Suzhou Wangting, Luoshe Wuxi and Benniu Changzhou and the toll gate at Panjia Garden of Nanjing Section of Ninglian Expressway shall be adjusted on 28 December 2003. The following new toll rates on the basis of the weight of the lorries using the expressways have been converted in accordance with the above adjusted rates. If the facilities for weight measurement is out of order and cannot be used, the tolls will be charged based on the toll rates according to vehicle types as a matter of emergency and the adjusted rates set out in the above table will apply.

A. **Normal vehicles (non-overloaded vehicles) the toll rates applicable to non-overloaded vehicles with reference to their weight**

The relevant toll fee scale are as follows:-

1. Expressways' toll gates: basic toll rate is RMB0.09/ton for every kilometre. According to the actual weight of the vehicle, for vehicles less than 10 tons, the toll rate will be RMB0.09/ton for every kilometre; for vehicles between 10 and 40 tons, the toll rate will be RMB0.009 per ton for every kilometre and will be linearly reduced to RMB0.07/ton for every kilometre; for vehicles of more than 40 tons, the toll rate will be RMB0.07/ton for every kilometer.

   Vehicle which weight less than 5 tones shall be charged according to 5 tone scales; if the toll rates chargable is less than RMB20, RMB20 shall be charged.

2. Jiangyin Yantze Bridge's toll gate: the basic toll rate is RMB6/ton for each vehicle. According to the actual weight of the vehicle and the cargo, if the weight is less than 10 tons, the toll rate will be RMB6/ton for each vehicle; if the weight is between 10 tons and 40 tons, the toll rate will be linearly reduced from RMB6/ton for each vehicle to RMB5/ton for each vehicle; if the weight is more than 40 tons, the toll rate will be RMB5/ton for each vehicle.

   If the weight is less than 5 tons, the toll rate will be RMB5/ton for each vehicle.

3. Ninghu Class 2 Highway's Suzhou Wangting toll gates at Luoshe Wuxi and Benniu Changzhou: According to the actual weight of the vehicle and the cargo, if the weight is less than 10 tons, the toll will be RMB2.00/ton for each vehicle; if the weight is between 10 tons and 40 tons, the toll will be linearly reduced from RMB2.00/ton for each vehicle to RMB1.75/ton for each vehicle; if the weight is more than 40 tons, the toll will be RMB175/ton for each vehicle.

   If the toll is less than RMB10, a toll of RMB10 will be imposed.

4. The toll gate at Panjia Garden of Nanjing Section of Ninglian Highway: According to the actual weight of the vehicle and the cargo, if the weight is less than 10 tons, the toll will be RMB1.50/ton for each vehicle; if the weight is between 10 tons and 40 tons, the toll will be linearly reduced from RMB1.50/ton for each vehicle to RMB1.30/ton for each vehicle; if the weight is more than 40 tons, the toll will be RMB1.30/ton for each vehicle.

   If the toll is less than RMB10, a toll of RMB10 will be imposed.

An integer amount of the toll will be collected. The tolls of the general highways will be denominated in RMB. The cents will be rounded down to the nearest integer amount. As regards the tolls of the expressways, if the amount is below RMB2.5, it will be rounded to zero. If the amount is between RMB2.5 and RMB7.5, it will be rounded up or rounded down to RMB5. If the amount is between RMB7.51 and RMB9.99, it will be rounded up to RMB10.

B. **Extra tolls to be imposed on overloaded vehicles**

To reduce the adverse effect of overloaded vehicles on the highways and other road users, Jiangsu Province will imposed extra tolls on overloaded vehicles. Different extra tolls will be imposed according to the excess of the weight of the vehicle and the cargo over the loading limit of the vehicle's shaft. The rates are as follows:

1. If the excess is less than 30% (including 30%), the toll applicable to normal vehicles will be imposed as per the weight.

2. If the excess is between 30% and 50% (including 50%), the first 30% will be subject to a toll applicable to normal vehicles as per the weight and the balance will be subject to a toll equivalent to 1.5 of the basic rate.

3. If the excess is between 50% and 100% (including 100%), the first 30% will be subject to a toll applicable to normal vehicles as per the weight and the balance will be subject to a toll equivalent to 2.0 of the basic rate.

4. If the excess is over 100%, the first 30% will be subject to a toll applicable to normal vehicles as per the weight and the balance will be subject to a toll equivalent to 30 of the basic rate.

The new rates will facilitate the maintenance of the highways and bridges operated, controlled or invested by the Company. Besides, a more efficient passageway will be provided for the road users.

General

This announcement is given in accordance with Paragraph 2 of Appendix 7I of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Rule 4.1 of the Rules Governing the Listing of Securities on the Shanghai Stock Exchange.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 25 December 2003

Exhibit 47

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

Further Announcement in relation to Toll Collection according to the Weight of the Lorries

The relevant departments of Jiangsu Provincial Government have announced adjustments to the weight-based toll fee chargeable against lorries.

This announcement is made pursuant to Paragraph 2 of Appendix 7I of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Rule 4.1 of the Rules of the Listing of the Securities on the Shanghai Stock Exchange.

Jiangsu Expressway Company Limited (the "Company") hereby announces that the Company received notice on 29 December 2003 from the relevant departments of Jiangsu Provincial Government that, based on the operation of other highways' weight-based toll fee in the Jiangsu Province, the existing weight-based toll rates chargeable against lorries (as set out in the Company's announcement dated 25 December 2003) would be slightly adjusted.

The adjustments to toll rate against lorries are as follows:-

1. Expressways' toll gates:

   Original toll rate: in respect of vehicles between 10 and 40 tons, the rate will be RMB0.09/ ton for every kilometre and will be linearly reduced to RMB0.07/ton for every kilometre; for vehicles of more than 40 tons, the rate will be RMB0.07/ton for every kilometre.

   New toll rate: in respect of vehicles between 10 and 40 tons, the rate will be RMB0.09/ton for every kilometre and will be linearly reduced to RMB0.05/ton for every kilometre; for vehicles of more than 40 tons, the rate will be RMB0.05/ton for every kilometre.

2. Jiangyin Yantze Bridge's toll gate:

   Original toll rate: in respect of vehicles between 10 and 40 tons, the rate will be RMB6/ton for each time of usage and will be linearly reduced to RMB5/ton for each time of usage; for vehicles of more than 40 tons, the rate will be RMB5/ton for each time of usage.

New toll rate: in respect of vehicles between 10 and 40 tons, the rate will be RMB6/ton for each time of usage and will be linearly reduced to RMB3.6/ton for each time of usage; for vehicles of more than 40 tons, the rate will be RMB3.6/ton for each time of usage.

General

This announcement is made pursuant to Paragraph 2 of Appendix 7I of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Rule 4.1 of the Rules of the Listing of the Securities on the Shanghai Stock Exchange.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 30 December 2003